As confidentially submitted to the Securities and Exchange Commission on March 23, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHOPIFY INC.

(Exact Name of Registrant as Specified in Its Charter)

Canada	7372	30-0830605
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Shopify Inc.

150 Elgin Street, 8th Floor

Ottawa, Ontario, Canada K2P 1L4

(613) 241-2828

(Address, Including ZIP Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 894-8940

(Name, Address, Including ZIP Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Joseph A. Frasca, Esq. General Counsel Shopify Inc. 150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4 (613) 241-2828	Margaret A. Brown, Esq. Gregg A. Noel, Esq. Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 523-0002	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West, Suite 3100 Toronto, Ontario, Canada M5K 1J3 (416) 504-0522

Approximate date of commencement of proposed offering to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A subordinate voting shares	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes Class A subordinate voting shares the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 23, 2015

                Shares

Class A Subordinate Voting Shares

Shopify Inc. is selling                 of our Class A subordinate voting shares. This is our initial public offering and no public market currently exists for our Class A subordinate voting shares.

Following this offering, our authorized share capital will include Class A subordinate voting shares and Class B multiple voting shares. The rights of the holders of Class A subordinate voting shares and Class B multiple voting shares are generally identical, except with respect to voting and conversion. The Class A subordinate voting shares will have one vote per share and the Class B multiple voting shares will have 10 votes per share. Holders of Class A subordinate voting shares and Class B multiple voting shares will vote together as a single class, unless otherwise required by law or our amended articles of incorporation. The Class A subordinate voting shares are not convertible into any other class of shares, while the Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. After giving effect to this offering, the Class A subordinate voting shares will collectively represent     % of our total issued and outstanding shares and     % of the voting power attached to all of our issued and outstanding shares (    % and     %, respectively, if the underwriters’ over-allotment option is exercised in full) and the Class B multiple voting shares will collectively represent     % of our total issued and outstanding shares and     % of the voting power attached to all of our issued and outstanding shares (    % and     %, respectively, if the underwriters’ over-allotment option is exercised in full).

We intend to apply for listing of our Class A subordinate voting shares on                 and the Toronto Stock Exchange under the symbols “SHOP” and “SH”, respectively.

We are an “emerging growth company” under the U.S. federal securities laws. Investing in our Class A subordinate voting shares involves risks. See “Risk Factors” beginning on page 13.

PRICE $         PER CLASS A SUBORDINATE VOTING SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Shopify Inc.
Per Class A subordinate voting share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                 Class A subordinate voting shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A subordinate voting shares to purchasers on                 , 2015.

MORGAN STANLEY	CREDIT SUISSE	RBC CAPITAL MARKETS

                , 2015

Neither we nor the underwriters have authorized anyone to provide you with any additional information or information that is different from the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any free writing prospectus prepared by us or on our behalf may only be used where it is legal to sell these securities. The information in this prospectus or any free writing prospectus prepared by us or on our behalf is only accurate as of the date of this prospectus or such free writing prospectus.

We are offering to sell, and seeking offers to buy, Class A subordinate voting shares only in jurisdictions where offers and sales are permitted. Persons who come into possession of this prospectus in jurisdictions outside the United States or Canada are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Until                 , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A subordinate voting shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A subordinate voting shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. In this prospectus, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform. Unless otherwise indicated, all references in this prospectus to “Shopify,” “we,” “our,” “us” or similar terms refer to Shopify Inc. and its consolidated subsidiaries.

Overview

Shopify provides a leading cloud-based commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. While we started Shopify to help merchants design, set up and manage their online stores, we have expanded far beyond that. Whether a merchant is starting their business online or offline, we provide a platform for merchants to create an omni-channel experience that helps showcase the merchant’s brand and grow its business. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. Merchants can also use Shopify Mobile, our iPhone and Android application, to manage their business on the go.

Technology and the internet are transforming commerce. Consumers now expect to be able to transact anywhere, anytime on any device and the experience needs to be simple, seamless and secure. Consumers quickly become accustomed to the standards set by the largest and most innovative merchants and expect a comparable experience with all merchants, even those that have only been in business for one day. Without the latest technology, it is difficult for merchants to meet the rising demands of consumers.

We built our platform from the ground up to address the growing challenges facing merchants, with the aim of making previously complex tasks simple. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. Our platform provides merchants with an intuitive user experience that requires no up-front training to implement and use, enabling merchants to set up their shops in less than 15 minutes. We help our merchants own their brand and make the consumer experience memorable.

We believe the Shopify platform is mission critical for all of our merchants and they depend on us for the latest technology. Our platform is able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales, and has been benchmarked to process at least 10,000 requests per second. We are constantly innovating and enhancing our platform. Our continuously deployed, multi-tenant architecture ensures that all of our merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. The platform’s functionality is highly extensible and can be expanded through our application program interface, or API, and the over 900 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses, or SMBs. As of December 31, 2014, we had 144,670 merchants from approximately 150 countries using our platform, representing growth of 72.1% in the number of merchants using our platform relative to December 31, 2013. In 2014, our platform processed Gross Merchandise Volume, or GMV, of $3.8 billion, representing an increase of 132.9% from the year ended December 31, 2013.

Our business has experienced rapid growth. Our total revenue increased from $23.7 million in 2012, to $50.3 million in 2013 and to $105.0 million in 2014, representing year-over-year increases of 111.9% and 109.0%, respectively. We had net losses of $1.2 million in 2012, $4.8 million in 2013 and $22.3 million in 2014.

Industry Overview and Market Opportunity

Consumers now dictate how, when and where to interact with merchants and their expectations continue to rise. A disappointing experience may lead to the permanent loss of customers and damage to the merchant’s reputation on social media. The challenges facing merchants include:

Selling Across Different Channels. Consumers expect to be able to transact through multiple sales channels without losing functionality or experience, making it increasingly important that a merchant has a single view of its business and customers.

Making Transacting Simple, Seamless and Secure. Consumers expect every interaction to be quick, problem-free, intuitive and secure.

Keeping up with the Latest Technology and Innovating. Consumers expect an experience on par with that provided by the most innovative retailers.

Building and Growing their Brand. In a world where consumers have more choices than ever before, a merchant’s brand is increasingly important.

Scaling their Business. As a merchant’s business grows, it must be able to handle increased traffic and ensure availability 24 hours a day, seven days a week.

Managing their Business Anytime, Anywhere. To keep pace with consumer demands, merchants need to be able to manage their business on the go using their mobile devices.

Traditionally, merchants have been forced to address their commerce needs through one of two means:

Complex Software Built for Enterprise Merchants. Software built for the largest merchants is not designed for SMBs. It is expensive and complex, requires significant technical knowledge and training to install and maintain, and typically takes a long time to deploy.

Cobbled Together Patchwork. Whether a merchant is starting from scratch or building on top of legacy solutions, the process of piecing together a patchwork of disparate technologies is time consuming, complicated and costly. The result is a system that, by its nature, lacks full integration between the applications provided by the various vendors and may only be as good as its weakest component.

We believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of large merchants, we focus on selling to SMBs. We have merchants in approximately 150 countries, including merchants in our key geographies: the United States, Canada, the United Kingdom, Western Europe, Australia and New Zealand. According to AMI Partners, in 2014, there were approximately 10 million merchants with less than 500 employees operating in our key geographies, and approximately 46 million such merchants worldwide. As of December 31, 2014, we had 144,670 merchants and our annualized revenue per merchant based on the three months ended December 31, 2014 was approximately $1,000.

We believe that our market will expand as we continue to inspire entrepreneurs to start new businesses and provide the technology that enables them to do so. In addition, we expect our average revenue per merchant to continue to increase as our merchants grow and we further expand our offerings.

Our Solution

An Omni-Channel Commerce Platform. The Shopify platform enables merchants to sell their products across different sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. Our platform provides merchants with a single view of their business, combining and synchronizing all their customer, inventory, order, product, payment and other data that originate in different sales channels.

A Simplified Merchant Experience. The Shopify platform provides merchants with an intuitive user experience that requires no up-front training to implement and use. Merchants can set up their shop in less than 15 minutes. By integrating multiple channels into a single platform, we are also able to remove the complexities inherent in separate systems.

The Latest Technologies, Seamlessly Integrated. The Shopify platform is designed to integrate the latest technologies that a merchant needs to sell products and operate an omni-channel retail business from any device. Our high-availability, continuously deployed, multi-tenant architecture ensures that all of our merchants are able to operate with the latest features and the newest innovations without any need to patch or upgrade their software.

A Platform Designed to Launch and Grow Brands. Merchants can launch and build their brand on the Shopify platform without any intermediaries or middlemen. Their brand is always at the forefront of the experience, and we help our merchants make that experience memorable to consumers.

A Platform for Merchant Success. Our goals are aligned with those of our merchants and we designed the Shopify platform to support their growth. We offer advanced features and resources to help our merchants sell more products and be more successful.

Enterprise-Level Security, Scalability and Reliability. The Shopify platform offers security, scalability and reliability that is normally only available to businesses with enterprise-level budgets, while at the same time being easy to use and affordable for smaller businesses.

An Open Platform with a Thriving Ecosystem. A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. The Shopify platform’s functionality is highly extensible and can be expanded using our API and apps from the Shopify App Store to offer additional sales channels, bolster features in an existing sales channel and integrate with third-party systems.

Growth Strategy

Grow our Base of Merchants. We believe that we have a significant opportunity to increase the size of our current merchant base. We intend to continue to strategically invest in marketing programs that enhance the awareness of our brand and solutions among businesses at different stages of their lifecycle, from entrepreneurs just starting a business to well-established businesses.

Grow our Merchants’ Revenue. Our goals are closely aligned with the goals of our merchants. The more a merchant sells on our platform, the more revenue we generate as they upgrade their plans, add additional sales channels, process more transactions and use additional solutions. We intend to continue helping our merchants be successful by improving and expanding our platform and providing additional solutions and resources.

Continuous Innovation and Expansion of our Platform. We intend to continue to build more sales channels and additional functionality to further differentiate our platform.

Continue to Grow and Develop our Ecosystem. We intend to grow our ecosystem of app developers, theme designers and other partners to bolster the functionality of our platform.

Continue to Expand our Partner Programs. We intend to strengthen our existing relationships with referral partners and resellers and create new ones with the goal of expanding our overall merchant base.

Continue to Build for the Long-term. We have a culture of iteration and testing new ideas with a focus on maximizing long-term value. As we continue to build for the future, we may consider focused international expansion, strategic partnerships, new solutions and selective acquisitions.

Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, results of operations and future prospects, which could cause the trading price of our Class A subordinate voting shares to decline and could result in a loss of your investment. Some of these risks include:

•	our rapid growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants;

•	our business could be harmed if we fail to manage our growth effectively;

•	we have a history of losses and we may be unable to achieve profitability;

•	our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

•	if we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business may be adversely affected; and

•	payment transactions on Shopify Payments may subject us to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will experience growth or profitability in the future.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data; and

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have not elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•	the date on which we are deemed to be a “large accelerated filer” under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A subordinate voting shares and Class B multiple voting shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to selected financial data. As a result, the information that we are providing to you may be less comprehensive than what you might receive from other public companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

We were incorporated under the Canada Business Corporations Act, or CBCA, on September 28, 2004. Prior to the closing of this offering, we will file articles of amendment to amend and redesignate our authorized and issued share capital. See “Description of Share Capital.”

Our principal and registered office is located at 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada K2P 1L4, and our telephone number is (613) 241-2828. Our website address is www.shopify.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

THE OFFERING

Class A subordinate voting shares offered by us	shares.

Offering price	$ per Class A subordinate voting share.

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to an additional Class A subordinate voting shares to cover over-allotments, if any, in connection with this offering.

Class A subordinate voting shares to be outstanding immediately after this offering	shares ( shares if the over-allotment option is exercised in full).

Class B multiple voting shares to be outstanding immediately after this offering	shares.

Total Class A subordinate voting shares and Class B multiple voting shares to be outstanding immediately after this offering	shares ( shares if the over-allotment option is exercised in full).

Voting rights

The Class A subordinate voting shares will have one vote per share and the Class B multiple voting shares will have 10 votes per share.

Holders of Class A subordinate voting shares and Class B multiple voting shares will vote together as a single class, unless otherwise required by law or our amended articles of incorporation. Our amended articles of incorporation will provide that certain provisions of our corporate statute that would otherwise require separate class votes will not apply.

After giving effect to the offering, the Class A subordinate voting shares will collectively represent     % of our total issued and outstanding shares and     % of the voting power attached to all of our issued and outstanding shares (    % and     %, respectively, if the over-allotment option is exercised in full). See “Description of Share Capital—Shares—Voting Rights” and “Description of Share Capital—Shares—Certain Class Votes.”

Conversion rights	The Class A subordinate voting shares are not convertible into any other class of shares, including Class B multiple voting shares. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. In addition, our amended articles of incorporation will provide that Class B multiple voting shares will automatically convert into Class A subordinate voting shares in certain other circumstances. See “Description of Share Capital—Shares—Conversion.”

Take-over bid protection	In accordance with applicable regulatory requirements designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, we will enter into a coattail agreement with holders of Class B multiple voting shares. The coattail agreement will contain provisions customary for dual class corporations listed on the Toronto Stock Exchange, or the TSX, designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under applicable take-over bid legislation in Canada to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares. See “Description of Share Capital—Shares—Take-Over Bid Protection.”

Proposed trading symbol	SHOP

Proposed TSX trading symbol	SH

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional Class A subordinate voting shares in full, based upon an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for working capital and general corporate purposes, including to fund our growth strategies. See “Use of Proceeds.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our Class A subordinate voting shares.

The total number of Class A subordinate voting shares and Class B multiple voting shares to be outstanding after this offering is based on no Class A subordinate voting shares and                  Class B multiple voting shares to be outstanding immediately prior to the consummation of this offering, and excludes:

•	Class B multiple voting shares issuable upon the exercise of stock options outstanding as of , 2015 at a weighted average exercise price of $ per share; and

•	Class A subordinate voting shares reserved for future issuance under our Incentive Plans (as defined below), which will become effective prior to or upon the consummation of this offering.

Except as otherwise indicated, the information in this prospectus reflects or assumes:

•	an initial public offering price of $ per Class A subordinate voting share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	the filing of articles of amendment, which will occur immediately prior to the consummation of this offering, to, among other things, (1) authorize the creation of our Class A subordinate voting shares and (2) amend and redesignate our common shares as Class B multiple voting shares;

•	the automatic conversion of all of our outstanding Series A, Series B and Series C convertible preferred shares into an equivalent number of Class B multiple voting shares, which will occur upon consummation of this offering;

•	no exercise of stock options outstanding; and

•	no exercise by the underwriters of their option to purchase up to an additional Class A subordinate voting shares to cover over-allotments, if any, in connection with this offering.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our summary historical and pro forma consolidated financial information. Except as described below, the information set forth below does not give effect to the amendment and redesignation of our common shares as Class B multiple voting shares, which will occur immediately prior to the consummation of this offering, or the conversion of all of our outstanding Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which will occur upon the consummation of this offering. You should read the following summary historical and pro forma consolidated financial information in conjunction with “Presentation of Financial Information,” “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the summary consolidated statement of operations information for the years ended December 31, 2012, 2013 and 2014 and the summary consolidated balance sheet information as of December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

The pro forma balance sheet information below gives effect to the amendment and redesignation of our common shares as Class B multiple voting shares and the conversion of all of our outstanding Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares. The pro forma as adjusted balance sheet information below also gives effect to our sale of             Class A subordinate voting shares in this offering at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma information is provided for illustrative purposes only.

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Consolidated Statement of Operations Information:
Revenues:
Subscription solutions	$19,200	$38,339	$66,668
Merchant solutions	4,513	11,913	38,350

	23,713	50,252	105,018
Cost of revenues(1):
Subscription solutions	4,291	8,504	16,790
Merchant solutions	485	5,009	26,433

	4,776	13,513	43,223

Gross profit	18,937	36,739	61,795

Operating expenses:
Sales and marketing(1)	12,262	23,351	45,929
Research and development(1)(2)	6,452	13,682	25,915
General and administrative(1)	1,737	3,975	11,566

	20,451	41,008	83,410

Loss from operations	(1,514)	(4,269)	(21,615)

Other income (expense):
Interest income, net	50	42	57
Loss on asset disposal	—	(73)	(100)
Foreign exchange gain (loss)	232	(537)	(653)

	282	(568)	(696)

Net loss and comprehensive loss	$(1,232)	$(4,837)	$(22,311)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cost of revenues	$11	$113	$259
Sales and marketing	66	354	696
Research and development	282	1,152	2,776
General and administrative	49	147	712

Total stock-based compensation expense	$408	$1,766	$4,443

(2)	Net of refundable tax credits ($902, $891 and $1,295 for the years ended December 31, 2012, 2013 and 2014, respectively).

	As of December 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Balance Sheet Information:
Cash, cash equivalents and short-term investments	$59,662	$	$
Working capital	48,610
Total assets	95,193
Total liabilities	27,461
Shareholders’ equity	67,732

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and shareholders’ equity by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our Class A subordinate voting shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our financial statements and related notes thereto, before deciding to invest in our Class A subordinate voting shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our Class A subordinate voting shares could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our rapid growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants.

We principally generate revenues through the sale of subscriptions to our platform and the sale of additional solutions to our merchants. Our subscription plans typically have a one-month term, although a small percentage of our merchants have annual or multi-year subscription terms. Our merchants have no obligation to renew their subscriptions after their subscription term expires. As a result, even though the number of merchants using our platform has grown rapidly in recent years, there can be no assurance that we will be able to retain these merchants. In fact, we have historically experienced merchant turnover as a result of many of our merchants being SMBs that are more susceptible than larger businesses to general economic conditions and other risks affecting their businesses. Further, many of these SMBs are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Our costs associated with subscription renewals are substantially lower than costs associated with generating revenue from new merchants or costs associated with generating sales of additional solutions to existing merchants. Therefore, if we are unable to retain merchants, even if such losses are offset by an increase in new merchants or an increase in other revenues, our operating results could be adversely impacted.

We may also fail to attract new merchants, retain existing merchants or increase sales to both new and existing merchants as a result of a number of other factors, including:

•	reductions in our current or potential merchants’ spending levels;

•	competitive factors affecting the software as a service, or SaaS, business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by our competitors;

•	our ability to execute on our growth strategy and operating plans;

•	a decline in our merchants’ level of satisfaction with our platform and merchants’ usage of our platform;

•	changes in our relationships with third parties, including our partners, app developers, theme designers, referral sources and payment processors;

•	the timeliness and success of our solutions;

•	the frequency and severity of any system outages;

•	technological change; and

•	our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Additionally, we anticipate that our growth rate will decline over time to the extent that the number of merchants using our platform increases and we achieve higher market penetration rates. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to retain existing merchants and increase sales to existing merchants.

Our business could be harmed if we fail to manage our growth effectively.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of merchants using our platform and the number of orders processed through our platform has increased the amount of data and requests that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform.

Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We have grown from 131 employees at December 31, 2012 to 539 employees at December 31, 2014. We intend to further expand our overall business, including headcount, with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for our merchants and a focus on attractive designs and technologically advanced and well-crafted software. Most of our employees have been with us for fewer than two years as a result of our rapid growth. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

We have a history of losses and we may be unable to achieve profitability.

We incurred net losses of $1.2 million in 2012, $4.8 million in 2013 and $22.3 million in 2014. At December 31, 2014, we had an accumulated deficit of $29.1 million. These losses and accumulated deficit are a result of the substantial investments we made to grow our business and we expect to make significant expenditures to expand our business in the future. We expect to increase our investment in sales and marketing as we continue to spend on marketing activities and expand our partner referral programs. We plan to increase our investment in research and development as we continue to introduce new products and services to extend the functionality of our platform. We also intend to invest in maintaining our high level of merchant service and support, which we consider critical for our continued success. In order to support the continued growth of our business and to comply with continuously changing security and operational requirements, we plan to continue investing in our data center and network infrastructure. These increased expenditures will make it harder for us to achieve profitability and we cannot predict if we will achieve profitability in the near term or at all. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We also expect to incur additional general and administrative expenses as a result of both our growth and the increased costs associated with being a public company. Our expenses may be greater than we anticipate, and our investments to make our business and our technical infrastructure more efficient may not be successful. Increases in our costs may adversely affect our business and profitability.

Our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

We launched the Shopify platform in 2006 and the majority of our revenue growth has occurred in 2013 and 2014. This short history makes it difficult to accurately assess our future prospects. We also operate in a new and developing market that may not develop as we expect. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that our business has grown rapidly and it may not be possible to discern fully the trends that we are subject to, that we operate in a new and developing market and that elements of our business strategy are new and subject to ongoing development. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business, results of operations and prospects will be harmed.

If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business may be adversely affected.

The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our merchants and design a platform that provides them with the tools they need to operate their businesses. Our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software platform. For example, our design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into our platform. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to make such investment. To the extent we are not able to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business, operating results and financial condition will be adversely affected.

Payment transactions on Shopify Payments may subject us to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

Many of our merchants use Shopify Payments, an integrated payment processing solution that allows them to accept payments on major payment cards. We are subject to a number of risks related to payments processed through Shopify Payments, including:

•	we pay interchange and other fees, which may increase our operating expenses;

•	if we are unable to maintain our chargeback rate at acceptable levels, our credit card fees may increase or credit card issuers may terminate their relationship with us;

•	increased costs and diversion of management time and effort and other resources to deal with fraudulent transactions or chargeback disputes;

•	potential fraudulent or otherwise illegal activity by merchants, their customers, developers, employees or third parties;

•	restrictions on funds or required reserves related to payments; and

•	additional disclosure and other requirements, including new reporting regulations and new credit card association rules.

We are required by our payment processors to comply with payment card network operating rules and we have agreed to reimburse our payment processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our merchants. The payment card networks set and interpret the card rules. In addition, we face the risk that one or more payment card networks or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other forms of online payments from customers, which would have an adverse effect on our business, financial condition and operating results.

If we fail to comply with the rules and regulations adopted by the payment card networks, including the Payment Card Industry Data Security Standard, or PCI DSS, we would be in breach of our contractual obligations to our payment processors, financial institutions, partners and merchants. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees and civil liability, and could eventually prevent us from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer information.

We are currently subject to a variety of laws and regulations in Canada, the United States, the United Kingdom and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how Shopify Payments and our other merchant solutions evolve, we may be subject to additional laws in Canada, the United States, the United Kingdom and elsewhere. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make changes to our platform, any of which could have an adverse effect on our business, financial condition and results of operations.

We rely on a single supplier to provide the technology we offer through Shopify Payments.

In order to provide Shopify Payments, we have entered into payment service provider agreements with Stripe Inc., or Stripe. These payment service provider agreements renew every 12 months, unless either party provides a notice of termination prior to the end of the then current term. These agreements are integral to Shopify Payments and any disruption or problems with Stripe or its services could have an adverse effect on our reputation, results of operations and financial results. If Stripe were to terminate its relationship with us, we could incur substantial delays and expense in finding and integrating an alternative payment service provider into Shopify Payments, and the quality and reliability of such alternative payment service provider may not be comparable. Any long term or permanent disruption in Shopify Payments would decrease our revenues from merchant solutions, since our merchants would be required to use one of the alternative payment gateways offered through our platform.

If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our merchants.

Software such as ours often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Furthermore, our platform is a multi-tenant cloud based system that allows us to deploy new versions and enhancements to all of our merchants simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software bugs to all of our merchants simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of our merchants.

Since our merchants use our services for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our merchants. Our merchants may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a merchant could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our merchants that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

A denial of service attack or security breach could delay or interrupt service to our merchants and their customers, harm our reputation or subject us to significant liability.

In the past, we have been subject to distributed denial of service, or DDoS, attacks, a technique used by hackers to take an internet service offline by overloading its servers. Our platform and our third-party apps may be subject to DDoS attacks in the future and we cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Moreover, our platform and our third-party apps could be breached if vulnerabilities in our platform or our third-party apps are exploited by unauthorized third parties. Since techniques used to obtain unauthorized access change frequently and the size of DDoS attacks is increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. A DDoS attack or security breach could delay or interrupt service to our merchants and their customers and may deter consumers from visiting our merchants’ shops. In addition, any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to alleviate problems caused by the DDoS attack or security breach. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our merchants to lose confidence in the effectiveness of our data security measures. Moreover, if a high profile security breach occurs with respect to another SaaS provider, merchants may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing merchants or attract new ones.

We may be unable to achieve or maintain data transmission capacity.

Our merchants often draw significant numbers of consumers to their shops over short periods of time, including from events such as new product releases, holiday shopping seasons and flash sales, which significantly increases the traffic on our servers and the volume of transactions processed on our platform. Our servers may be unable to achieve or maintain data transmission capacity high enough to handle increased traffic or process orders in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our solutions. In the future, we may be required to allocate resources, including spending substantial amounts of money, to build, purchase or lease additional data centers and equipment and upgrade our technology and network infrastructure in order to handle the increased load. Our ability to deliver our solutions also depends on the development and maintenance of internet infrastructure by third-parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. If one of these third-parties suffers from capacity constraints, our business may be adversely affected. In addition, because we and our merchants generate a disproportionate amount of revenue in the fourth quarter, any disruption in our merchants’ ability to process and fulfill customer orders in the fourth quarter could have a disproportionately negative effect on our operating results.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that the growth of our business will continue to depend on third-party relationships, including relationships with our app developers, theme designers, referral sources, resellers, payment processors and other partners. In addition to growing our third-party partner ecosystem, we intend to pursue additional relationships with other third-parties, such as technology and content providers and implementation consultants. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party content and technology. Some of the third parties that sell our services have the direct contractual relationships with the merchants, and therefore we risk the loss of such merchants if the third parties fail to perform their obligations. Our agreements with providers of cloud hosting, technology, content and consulting services are typically non-exclusive and do not prohibit such service providers from working with our competitors or from offering competing services. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our platform. In addition, these providers may not perform as expected under our agreements or under their agreements with our merchants, and we or our merchants may in the future have disagreements or disputes with such providers. If we lose access to products or services from a particular supplier, or experience a significant disruption in the supply of products or services from a current supplier, especially a single-source supplier, it could have an adverse effect on our business and operating results.

If we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed.

We believe our focus on customer service and support is critical to onboarding new merchants and retaining our existing merchants and growing our business. As a result, we have invested heavily in the quality and training of our support team along with the tools they use to provide this service. If we are unable to maintain a consistently high level of customer service, we may lose existing merchants. In addition, our ability to attract new merchants is highly dependent on our reputation and on positive recommendations from our existing merchants. Any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, could adversely affect our reputation and the number of positive merchant referrals that we receive.

We use a limited number of data centers to deliver our services. Any disruption of service at these facilities could harm our business.

We currently manage our services and serve all of our merchants from two third-party data center facilities. While we own the hardware on which our platform runs and deploy this hardware to the data center facilities, we do not control the operation of these facilities. We have experienced, and may in the future experience, failures at the third-party data centers where our hardware is deployed from time to time. Data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Any of these events could result in lengthy interruptions in our services. Changes in law or regulations applicable to data centers in various jurisdictions could also cause a disruption in service. Interruptions in our services would reduce our revenue, subject us to potential liability and adversely affect our ability to retain our merchants or attract new merchants. The performance, reliability and availability of our platform is critical to our reputation and our ability to attract and retain merchants. Merchants could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. The property and business interruption insurance coverage we carry may not be adequate to compensate us fully for losses that may occur.

Our agreements with our third-party data facility providers terminate on May 31, 2016 and September 23, 2017, respectively. The agreements do not provide for early termination without cause, as defined therein. Upon expiration of the initial term, both agreements will automatically renew for successive 12 month periods unless appropriate notice is provided. However, when our agreements with the third-party data facilities terminate, the owners of the data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if the owners of the data facilities decide to close such facilities, we may be required to transfer to new data center facilities and we may incur costs and possible service interruption in connection with doing so.

Mobile devices are increasingly being used to conduct commerce, and if our solutions do not operate as effectively when accessed through these devices, our merchants and their customers may not be satisfied with our services, which could harm our business.

We are dependent on the interoperability of our platform with third-party mobile devices and mobile operating systems as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect usage of our platform. Effective mobile functionality is integral to our long-term development and growth strategy. In the event that our merchants and their customers have difficulty accessing and using our platform on mobile devices, our business and operating results could be adversely affected.

Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with our platform.

We believe the simple and straightforward interface for our platform has helped us to expand and offer our solutions to merchants with limited technical expertise. In the future, providers of internet browsers could introduce new features that would make it difficult for merchants to use our platform. In addition, internet browsers for desktop or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform, or prevent consumers from accessing our merchants’ shops. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for merchants to access our platform or consumers to access our merchants’ shops, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs, may adversely affect our business, operating results and financial condition.

A majority of the merchants that use our platform are SMBs and many of our merchants are in the entrepreneurial stage of their development. Our performance is subject to worldwide economic conditions and their impact on levels of spending by SMBs and their customers. SMBs and entrepreneurs may be disproportionately affected by economic downturns. SMBs and entrepreneurs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions.

Economic downturns may also adversely impact retail sales, which could result in merchants who use our platform going out of business or deciding to stop using our services in order to conserve cash. Weakening economic conditions may also adversely affect third-parties with whom we have entered into relationships and upon which we depend in order to grow our business. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks, any of which could adversely affect our business.

We store personally identifiable information of our merchants and their customers. If the security of this information is compromised or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

We store personally identifiable information, credit card information and other confidential information of our merchants and their customers. The third-party apps sold on our platform may also store personally identifiable information, credit card information and other confidential information of our merchants and their customers. We do not regularly monitor or review the content that our merchants upload and store and, therefore, do not control the substance of the content on our servers, which may include personal information. We may experience successful attempts by third parties to obtain unauthorized access to the personally identifiable information of our merchants and their customers. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information could have an adverse affect on our business, financial condition and results of operations.

We are also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. We post on our website our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of merchant data and data relating to their customers. In addition, the interpretation of data protection laws in the United States, Canada and elsewhere, and their application to the internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from jurisdiction to jurisdiction, and in a manner that is not consistent with our current data protection practices. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. Any such new laws or regulations, or changing interpretations of existing laws and regulations, may cause us to incur significant costs and effort to ensure compliance. Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

Our failure to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by our merchants or their customers. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability, diversion of management’s time and attention, increase our costs of doing business, and adversely affect our reputation and the demand for our solutions. In addition, if our security measures fail to protect credit card information adequately, we could be liable to both our merchants and their customers for their losses, as well as our payments processing partners under our agreements with them. As a result, we could be subject to fines and higher transaction fees, we could face regulatory action and our merchants could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology.

Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses with employees and third parties, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection. The steps we take to protect our intellectual property require significant resources and may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We may be required to use significant resources to monitor and protect these rights. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, we hold no issued patents and thus would not be entitled to exclude or prevent our competitors from using our proprietary technology, methods and processes to the extent independently developed by our competitors.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing software that is substantially equivalent or superior to our software. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we likely would not be able to assert any trade secret rights against such parties. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address our market. We rely on our brand and trademarks to identify our platform and to differentiate our platform and services from those of our competitors, and if we are unable to adequately protect our trademarks third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion in the market, which could decrease the value of our brand and adversely affect our business and competitive advantages.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third-parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop services with the same or similar functionality as our platform. If our competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if our competitors are able to develop a platform with the same or similar functionality as ours without infringing our intellectual property, our competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to enforce our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, result in our substituting inferior or more costly technologies into our platform or injure our reputation. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do.

We may be subject to claims by third-parties of intellectual property infringement.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. Third parties have in the past asserted, and may in the future assert, that our platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by our competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, non-practicing entities have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. The risk of claims may increase as the number of solutions that we offer and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims.

Any such claims, regardless of merit, that result in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of our business and have a material and adverse effect on our brand, business, financial condition and results of operations. Although we do not believe that our proprietary technology, processes and methods have been patented by any third party, it is possible that patents have been issued to third parties that cover all or a portion of our business. As a consequence of any patent or other intellectual property claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our solutions or re-brand our solutions. We may also be obligated to indemnify our merchants or partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. If it appears necessary, we may seek to secure license rights to intellectual property that we are alleged to infringe at a significant cost, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause us to expend significant money, time and attention to it, even if we are ultimately successful. Any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third-parties, prevent us from offering all or a portion of our solutions and otherwise negatively affect our business and operating results.

Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to a significant extent on the use and development of “open source” software and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third-parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies. It is our view that we do not distribute our software, since no installation of our software is necessary and our platform is accessible solely through the “cloud.” Nevertheless, this position could be challenged. Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have robust open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third-parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

We rely on search engines and social networking sites to attract a meaningful portion of our merchants. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new merchants may be impaired. In addition, if our merchants are not able to generate traffic to their shops through search engines and social networking sites, their ability to attract consumers may be impaired.

Many of our merchants locate our website through internet search engines, such as Google, and advertisements on social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential merchants to our platform. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.

Similarly, many consumers locate our merchants’ shops through internet search engines and advertisements on social networking sites. If our merchants’ shops are listed less prominently or fail to appear in search results for any reason, visits to our merchants’ shops could decline significantly. As a result, our merchants’ businesses may suffer, which would affect the GMV that they process through our platform and could affect the ability of such merchants to pay for our solutions.

Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines modify their algorithms, our website and our merchants’ shops may appear less prominently or not at all in search results, which could result in reduced traffic to our website and to our merchants’ shops.

Additionally, if the price of marketing our solutions over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing and our business and operating results could be adversely affected. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. As well, new search engines or social networking sites may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites, and if we are not able to achieve prominence through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms and our business and operating results could be adversely affected.

Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

We believe that maintaining, promoting and enhancing the Shopify brand is critical to expanding our business. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which we may not do successfully.

Errors, defects, disruptions or other performance problems with our platform, including with third-party apps, may harm our reputation and brand. We may introduce new solutions or terms of service that our merchants and their customers do not like, which may negatively affect our brand. Additionally, if our merchants or their customers have a negative experience using our solutions or third-party solutions integrated with Shopify, such an experience may affect our brand. Our Shopify Experts directory enables independent designers, developers and marketers to offer their services to merchants who engage them directly. Our reputation may be harmed if any of the services provided by these third parties does not meet our merchants’ expectations.

We believe that the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. While we market our platform primarily through advertisements on search engines and social networking and media sites, and paid banner advertisements on other websites, our platform is also marketed through our partner and reseller channels and through a number of free traffic sources, including customer referrals, word-of-mouth and search engines. We have also recently begun to hire sales personnel to market Shopify Plus, a subscription plan for merchants with higher volume sales and additional functionality requirements. introducing additional costs with no assurance of success. Our efforts to market our brand have involved significant expenses, which we intend to increase. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to our future success. Competition for highly skilled personnel in the Ottawa area, Greater Toronto area, Montreal area, Kitchener-Waterloo area and elsewhere can be intense due in part to the more limited pool of qualified personnel as compared to other places in the world, and we have experienced difficulties hiring employees from foreign jurisdictions to work in our offices. Further, decreases in the Canadian dollar relative to the U.S. dollar and other currencies could make it more difficult for us to offer compensation packages to new employees that are competitive with packages in the United States or elsewhere and could increase our costs of acquiring qualified personnel. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. While we intend to issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs which may increase the pressure to limit stock-based compensation. Most of our employees have outstanding options or directly own some shares. The ability to either exercise their options or sell their shares in a public market after the completion of this offering may lead to a larger than normal turnover rate.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Chief Executive Officer, Tobias Lütke, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not maintain key person life insurance policies on any of our employees other than a policy providing limited coverage on the life of our Chief Executive Officer. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.

Activities of merchants or the content of their shops could damage our brand, subject us to liability and harm our business and financial results.

Our terms of service prohibit our merchants from using our platform to engage in illegal activities and our terms of service permit us to take down a merchant’s shop if we become aware of such illegal use. Merchants may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of merchants that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively monitor or review the appropriateness of the content of our merchants’ shops and we do not have control over merchant activities. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results.

Exchange rate fluctuations may negatively affect our results of operations.

While most of our revenues are denominated in U.S. dollars, the majority of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. Exchange rate fluctuations may also affect our merchant solutions. For example, we generate revenue through Shopify Payments in the local currency of the country in which the applicable merchant is located. As a result, we will be further exposed to currency fluctuations to the extent non-U.S. dollar revenues from Shopify Payments increase. The value of the Canadian dollar relative to the U.S. dollar has varied significantly and investors are cautioned that past and current exchange rates are not indicative of future exchange rates.

Our operating results are subject to seasonal fluctuations.

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants historically have processed additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future sales activity or performance.

Our business is susceptible to risks associated with international sales and the use of our platform in various countries.

We currently have merchants in approximately 150 countries. Our international sales and the use of our platform in various countries subject us to risks that we do not generally face with respect to domestic sales within North America. These risks include, but are not limited to:

•	greater difficulty in enforcing contracts, including our universal terms of service and other agreements;

•	lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;

•	difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws;

•	data privacy laws which may require that merchant and customer data be stored and processed in a designated territory;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

•	uncertain political and economic climates;

•	currency exchange rates;

•	reduced or uncertain protection for intellectual property rights in some countries; and

•	new and different sources of competition.

These factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.

If third-party apps and themes change such that we do not or cannot maintain the compatibility of our platform with these apps and themes, or if we fail to provide third-party apps and themes that our merchants desire to add to their shops, demand for our platform could decline.

The success of our platform depends, in part, on our ability to integrate third-party apps, themes and other offerings into our third-party ecosystem. Third-party developers may change the features of their offerings or alter the terms governing the use of their offerings in a manner that is adverse to us. If we are unable to maintain technical interoperation, our merchants may not be able to effectively integrate our platform with other systems and services they use. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platform with their offerings. Further, third-party developers may refuse to partner with us or limit or restrict our access to their offerings. Such changes could functionally limit or terminate our ability to use these third-party offerings with our platform, which could negatively impact our solution offerings and harm our business. If we fail to integrate our platform with new third-party offerings that our merchants need for their shops, or to adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our merchants and their customers expect, which would negatively impact our offerings and, as a result, harm our business.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business, sometimes by a single-source supplier.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third-parties in order to provide our solutions and run our business, sometimes by a single-source supplier. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to provide our solutions or run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. Further, merchants could assert claims against us in connection with such service disruption or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

We may not be able to compete successfully against current and future competitors.

We face competition in various aspects of our business and we expect such competition to grow in the future. We have competitors with longer operating histories, larger customer bases, greater brand recognition, greater experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than we do. As a result, our potential competitors may be able to develop products and services better received by merchants or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or merchant requirements. In addition, some of our larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our solutions at lower prices.

Competition may intensify as our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into our market segments or geographic markets. For instance, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us in areas where we operate including: by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to our platform more difficult. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in an effort to increase their market share. If we cannot compete successfully against current and future competitors, our business, results of operations and financial condition could be negatively impacted.

We do not have the history with our solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants.

We have limited experience determining the optimal prices for our solutions. We have changed our pricing model from time to time and expect to do so in the future. For example, in February 2014, we launched Shopify Plus. Given our limited experience with selling new solutions, we may not offer new solutions at the optimal price, which may result in our solutions not being profitable or not gaining market share. As competitors introduce new solutions that compete with ours, especially in the payments space where we face significant competition, we may be unable to attract new merchants at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our plans and negatively impact our overall revenue. Moreover, SMBs, which comprise the majority of merchants using our platform, may be quite sensitive to price increases or prices offered by competitors. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

We have in the past made and in the future may make acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

From time to time, we evaluate potential strategic acquisition or investment opportunities. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:

•	diversion of management time and focus from operating our business;

•	use of resources that are needed in other areas of our business;

•	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;

•	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to our corporate culture;

•	in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	in the case of an acquisition, retention and integration of employees from the acquired company;

•	unforeseen costs or liabilities;

•	adverse effects to our existing business relationships with partners and merchants as a result of the acquisition or investment;

•	the possibility of adverse tax consequences;

•	litigation or other claims arising in connection with the acquired company or investment; and

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the Class A subordinate voting shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. At this time we have made no commitments or agreements with respect to any such transaction.

Provisions of our debt instruments may restrict our ability to pursue our business strategies.

Our credit facilities require us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur indebtedness;

•	encumber assets;

•	pay dividends or make other distributions to holders of our shares;

•	make specified investments;

•	change certain key management personnel;

•	engage in any business other than the businesses we currently engage in; and

•	engage in transactions with our affiliates.

These restrictions could inhibit our ability to pursue our business strategies. If we default under a credit facility, and such event of default is not cured or waived, the lenders could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately, which in turn could result in cross-defaults under our other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon a default.

We may also incur additional indebtedness in the future. The instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral granted to them to secure such indebtedness, as applicable, or force us into bankruptcy or liquidation.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

From time to time, we may seek additional equity or debt financing to fund our growth, enhance our platform, respond to competitive pressures or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

With sales in various countries, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on our liquidity and results of operations.

In addition, the authorities in Canada and other jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could have an impact on us and our results of operations. We previously have participated in government programs with both the Canadian federal government and the Government of Ontario that provide investment tax credits based upon qualifying research and development expenditures. If Canadian taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our historical operating results could be adversely affected. As a public company, we will no longer be eligible for refundable tax credits under the Canadian federal Scientific Research and Experimental Development Program, or SR&ED credits.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

We currently conduct activities in the United States through our subsidiaries pursuant to transfer pricing arrangements and may in the future conduct operations in other jurisdictions pursuant to similar arrangements. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us.

New tax laws could be enacted or existing laws could be applied to us or our merchants, which could increase the costs of our solutions and adversely impact our business.

The application of federal, state, provincial, local and foreign tax laws to solutions provided over the internet is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, possibly with retroactive effect, and could be applied solely or disproportionately to solutions provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent, and could ultimately result in a negative impact on our results of operations and cash flows.

State tax authorities may seek to assess state and local business taxes and sales and use taxes. If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to tax liability for past sales.

There is a risk that U.S. states could assert that we are liable for U.S. state and local business activity taxes, which are levied upon income or gross receipts, or for the collection of U.S. local sales and use taxes. This risk exists regardless of whether we are subject to U.S. federal income tax. States are becoming increasingly active in asserting nexus for business activity tax purposes and imposing sales and use taxes on products and services provided over the internet. We may be subject to U.S. state and local business activity taxes if a state tax authority asserts that our activities or the activities of our non-U.S. subsidiaries are sufficient to establish nexus. We could also be liable for the collection of U.S. state and local sales and use taxes if a state tax authority asserts that distribution of our solutions over the internet is subject to sales and use taxes. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, voluntarily engage state tax authorities in order to determine how to comply with their rules and regulations. If a state tax authority asserts that distribution of our solutions is subject to such sales and use taxes, the additional cost may decrease the likelihood that such merchants would purchase our solutions or continue to renew their subscriptions.

A successful assertion by one or more states requiring us to collect sales or other taxes on subscription service revenue could result in substantial tax liabilities for past transactions and otherwise harm our business. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required. New obligations to collect or pay taxes of any kind could increase our cost of doing business. In the quarter ended December 31, 2014, we determined that we owed amounts related to sales and use taxes in various states and local jurisdictions and as a result recorded a sales tax liability of $2.2 million, which has been included in general and administrative expenses for the year ended December 31, 2014. During the first quarter of 2015, we commenced the necessary steps to register in these states and local jurisdictions, file voluntary disclosure agreements and begin to charge sales taxes to our merchants.

We are dependent upon consumers’ and merchants’ willingness to use the internet for commerce.

Our success depends upon the general public’s continued willingness to use the internet as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. If consumers or merchants become unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to merchants’ and consumers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.

Risks Related to this Offering and Ownership of our Class A Subordinate Voting Shares

The dual class structure that will be contained in our articles of incorporation has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders who held our shares prior to our initial public offering, including our executive officers, employees and directors and their affiliates.

Our Class B multiple voting shares have 10 votes per share and our Class A subordinate voting shares, which are the shares we are selling in this offering, have one vote per share. Shareholders who hold Class B multiple voting shares, including our executive officers, employees and directors and their affiliates, will together hold approximately         % of the voting power of our outstanding voting shares following this offering (assuming no exercise of the over-allotment option) and will therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including election of directors and significant corporate transactions.

In addition, because of the 10-to-1 voting ratio between our Class B multiple voting shares and Class A subordinate voting shares, the holders of our Class B multiple voting shares, collectively, will continue to control a majority of the combined voting power of our voting shares even where the Class B multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our Class B multiple voting shares will limit the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B multiple voting shares will have the ability to influence many matters affecting us and actions may be taken that our Class A subordinate voting shareholders may not view as beneficial. The market price of our Class A subordinate voting shares could be adversely affected due to the significant influence and voting power of the holders of Class B multiple voting shares. Additionally, the significant voting interest of holders of Class B multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class A subordinate voting shares, might otherwise receive a premium for the Class A subordinate voting shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class B multiple voting shares.

Future transfers by holders of Class B multiple voting shares will generally result in those shares converting to Class A subordinate voting shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class B multiple voting shares who retain their shares. If, for example, our Chief Executive Officer, Tobias Lütke, who will hold approximately     % of our outstanding Class B multiple voting shares following this offering, retains a significant portion of his holdings of Class B multiple voting shares for an extended period of time, he could, in the future, control a significant percentage of the combined voting power of our Class A subordinate voting shares and Class B multiple voting shares. Each of our directors and officers owes a fiduciary duty to Shopify and must act honestly and in good faith with a view to the best interests of Shopify. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote his or her shares in his or her own interests, which may not always be in the interests of our shareholders generally.

Our articles of incorporation will also amend certain default rights provided for under the CBCA for holders of Class B multiple voting shares and Class A subordinate voting shares to vote separately as a class for certain types of amendments to our articles. Specifically, neither the holders of the Class B multiple voting shares nor Class A subordinate voting shares shall be entitled to vote separately as a class upon a proposal to amend our articles of incorporation to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA. Pursuant to our amended articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our amended articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our amended articles of incorporation, if certain change of control transactions provide for different treatment with respect to any consideration, on a per share basis, to be paid or otherwise distributed to the holders of our Class A subordinate voting shares and our Class B multiple voting shares, then such transactions will require the approval, by ordinary resolution, from the holders of each such class of shares, voting separately as a class.

An active, liquid and orderly trading market for our Class A subordinate voting shares may not develop, and you may not be able to resell your shares at or above the initial public offering price.

We intend to submit an application to have our Class A subordinate voting shares listed on the              under the symbol “SHOP” and on the TSX under the symbol “SH.” There is currently no market through which our Class A subordinate voting shares may be sold and, if a market for our Class A subordinate voting shares does not develop or is not sustained, you may not be able to resell your Class A subordinate voting shares purchased in this offering. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The initial public offering price of our Class A subordinate voting shares will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our Class A subordinate voting shares after the offering. In the absence of an active trading market for our Class A subordinate voting shares, investors may not be able to sell their shares at or above the initial public offering price. We cannot predict the prices at which our Class A subordinate voting shares will trade.

The market price of our Class A subordinate voting shares may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our Class A subordinate voting shares could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Some of the factors that may cause the market price of our Class A subordinate voting shares to fluctuate include:

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our shares;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	changes in the prices of our solutions or the prices of our competitors’ solutions;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or the SEC, and Canadian securities regulators;

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our Class A subordinate voting shares and Class B multiple voting shares by our directors, executive officers and existing shareholders;

•	recruitment or departure of key personnel; and

•	the other risk factors described in this section of the prospectus.

In addition, the stock markets have historically experienced substantial price and volume fluctuations, particularly in the case of shares of technology companies. Broad market and industry factors may harm the market price of our Class A subordinate voting shares. Hence, the price of our Class A subordinate voting shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the share price of our Class A subordinate voting shares regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our Class A subordinate voting shares to drop significantly.

Sales of a substantial number of our shares in the public market could occur at any time after the expiration of the 180-day contractual lock-up period described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could significantly reduce the market price of our Class A subordinate voting shares and the market price could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Class A subordinate voting shares. If the market price of our Class A subordinate voting shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investments.

After the closing of this offering, we will have             Class A subordinate voting shares and             Class B multiple voting shares outstanding (assuming no exercise of the over-allotment option). This includes the             Class A subordinate voting shares that we are selling in this offering, which may be resold in the public market immediately. We, our executive officers and directors, and the holders of substantially all of our outstanding Class B multiple voting shares, collectively representing             % of our outstanding shares and options on a fully-diluted basis, have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any Class A subordinate voting shares or Class B multiple voting shares or any securities convertible into or exercisable or exchangeable for such shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of our Class A subordinate voting shares or Class B multiple voting shares, or cause a registration statement or prospectus relating to our Class A subordinate voting shares or Class B multiple voting shares to be filed, without the prior written consent of the designated representative of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. Following the expiration of the 180-day period, the Class A subordinate voting shares issuable upon conversion of the Class B multiple voting shares that will be outstanding immediately following completion of this offering will be available for sale in the public markets subject to restrictions under applicable securities laws. In addition, as of December 31, 2014, there were outstanding          options to acquire our common shares which, following completion of this offering, will be exercisable for Class B multiple voting shares. The Class A subordinate voting shares issuable upon conversion of the Class B multiple voting shares subject to these options will, to the extent permitted by any applicable vesting requirements, lock-up agreements and restrictions under applicable securities laws, also become eligible for sale in the public market.

Moreover, after this offering, certain of our shareholders will have certain rights to require us to file registration statements in the United States or prospectuses in Canada covering their shares or to include their shares in registration statements or prospectuses that we may file for ourselves or on behalf of other shareholders.

Further, we cannot predict the size of future issuances of our Class A subordinate voting shares or the effect, if any, that future issuances and sales of our Class A subordinate voting shares will have on the market price of our Class A subordinate voting shares. Sales of substantial amounts of our shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A subordinate voting shares.

Purchasers in this offering will incur immediate and substantial dilution in the net tangible book value of their investment as a result of this offering.

The initial public offering price will be substantially higher than the net tangible book value per share immediately after this offering. If you purchase Class A subordinate voting shares in this offering, you will incur immediate and substantial dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share and our pro forma net tangible book value per share as of December 31, 2014. Moreover, we issued options in the past to acquire common shares (which, following the amendment to our articles to redesignate our common shares as Class B multiple voting shares, will be exercisable for Class B multiple voting shares) at prices significantly below the assumed initial public offering price. As of December 31, 2014, there were                          options issued and outstanding with a weighted average exercise price of $         per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. For more information, see “Dilution.”

We have not yet determined whether our existing internal controls over financial reporting are compliant with Section 404 of the Sarbanes-Oxley Act or National Instrument 52-109.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, or National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, or NI 52-109, of the Canadian Securities Administrators. As a result, we are not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management will be required to report on the effectiveness of our internal control over financial reporting starting with the second annual report that we file with the SEC after the consummation of this offering. We have elected to take advantage of certain exceptions from reporting requirements that are available to emerging growth companies under the JOBS Act and therefore our auditor will not be required to deliver an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until after the date we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31.

We have not yet commenced the process of determining whether our existing internal controls over financial reporting are compliant with Section 404 or NI 52-109. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404 or NI 52-109, any failure of our internal controls could have an adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations. If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely impacted.

We will incur increased costs and regulatory burden and devote substantial management time as a result of being a public company.

Prior to this offering, we were not subject to the continuous and timely disclosure requirements of Canadian and U.S. securities laws and the rules, regulations and policies of the                  and the TSX. As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. We will be subject to, among other things, the Exchange Act, the rules and regulations of the Canadian Securities Administrators, the corporate governance requirements found in the Sarbanes-Oxley Act and related rules and regulations of the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations implemented by the                  and the TSX. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, we cannot assure you that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under U.S. and Canadian securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Because we do not expect to pay any dividends on our Class A subordinate voting shares for the foreseeable future, investors in this offering may never receive a return on their investment.

We have never declared or paid any dividends on our securities. We do not have any present intention to pay cash dividends on our Class A subordinate voting shares and we do not anticipate paying any cash dividends on our Class A subordinate voting shares in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Our management will have broad discretion over the use of the proceeds we receive from this offering and might not use them effectively, which could affect our results of operations and cause our share price to decline.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have four months after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We intend to rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements. See “Management—Corporate Governance.”

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the United States; or (3) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A subordinate voting shares less attractive to investors.

We are an emerging growth company. For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We cannot predict if investors will find our Class A subordinate shares less attractive because we will rely on these exemptions. If some investors find our Class A subordinate shares less attractive as a result, there may be a less active trading market for our Class A subordinate voting shares and our share price may be more volatile. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Class A subordinate voting shares.

It may be difficult to enforce civil liabilities in Canada under U.S. securities laws.

We were incorporated in Canada, and our corporate headquarters are located in Canada. A majority of our directors and executive officers and certain of the experts named in this prospectus reside principally in Canada and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.

Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action asserting a claim arising pursuant to any provision of the CBCA or our amended articles or by-laws; or (4) any action asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Ontario.

Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Provisions of our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our Class A subordinate voting shares.

Our amended articles of incorporation authorize our board of directors to issue an unlimited number of preferred shares without shareholder approval and our articles of incorporation grant our board of directors the authority, subject to the CBCA, to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of preferred shares. Those rights may be superior to those of our Class A subordinate voting shares and Class B multiple voting shares. For example, preferred shares may rank prior to Class A subordinate voting shares and Class B multiple voting shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into Class A subordinate voting shares. If we were to issue a significant number of preferred shares, these issuances could deter or delay an attempted acquisition of us or make the removal of management more difficult, particularly in the event that we issue preferred shares with special voting rights. Issuances of preferred shares, or the perception that such issuances may occur, could cause the trading price of our Class A subordinate voting shares to drop.

In addition, provisions in the CBCA and in our amended articles of incorporation and by-laws may have the effect of delaying or preventing changes in our senior management, including provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;

•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

•	require the approval of a two-thirds majority of the votes cast by shareholders present in person or by proxy in order to amend certain provisions of our amended articles of incorporation, including, in some circumstances, by separate class votes of holders of our Class A subordinate voting shares and Class B multiple voting shares.

These provisions may frustrate or prevent any attempts by our shareholders to launch a proxy contest or replace or remove our current senior management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our senior management. Any of these provisions could have the effect of delaying, preventing or deferring a change in control which could limit the opportunity for our Class A subordinate voting shareholders to receive a premium for their Class A subordinate voting shares, and could also affect the price that investors are willing to pay for Class A subordinate voting shares.

Our constating documents permit us to issue an unlimited number of Class A subordinate voting shares without shareholder approval.

Our amended articles of incorporation permit us to issue an unlimited number of Class A subordinate voting shares. Subject to the requirements of              and the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional Class A subordinate voting shares. We anticipate that we will, from time to time, issue additional Class A subordinate voting shares in the future. Any further issuances will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s current estimates, beliefs and assumptions, which are based on management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue” or the negative of these terms or other comparable terminology. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the size of our addressable markets and our ability to serve those markets;

•	the achievement of advances in and expansion of our platform and our solutions;

•	our ability to predict future commerce trends and technology;

•	the growth of our merchants’ revenues;

•	the growth of our third-party ecosystem, including formation of strategic partnerships;

•	potential selective acquisitions and investments;

•	the expansion of our platform internationally; and

•	the proposed use of proceeds of this offering.

Although the forward-looking statements contained in this prospectus are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on these statements since actual results may vary from the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include:

•	our ability to generate revenue while controlling our costs and expenses;

•	our ability to manage our growth effectively;

•	the absence of material adverse changes in our industry or the global economy;

•	trends in our industry and markets;

•	our ability to maintain good business relationships with our merchants, vendors and partners;

•	our ability to develop solutions that keep pace with the continuing changes in technology, evolving industry standards, changes to the regulatory environment, new product introductions by competitors and changing merchant preferences and requirements;

•	our ability to protect our intellectual property rights;

•	our continued compliance with third-party license terms and the non-infringement of third-party intellectual property rights;

•	our ability to manage and integrate acquisitions;

•	our ability to retain key personnel; and

•	our ability to raise sufficient debt or equity financing to support our continued growth.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect our results. Factors that may cause actual results to differ materially from current expectations include:

•	our rapid growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants;

•	our business could be harmed if we fail to manage our growth effectively;

•	we have a history of losses and we may be unable to achieve profitability;

•	our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

•	if we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business may be adversely affected;

•	payment transactions on Shopify Payments may subject us to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business;

•	we rely on a single supplier to provide the technology we offer through Shopify Payments;

•	if our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our merchants;

•	a denial of service attack or security breach could delay or interrupt service to our merchants and their customers, harm our reputation or subject us to significant liability;

•	we may be unable to achieve or maintain data transmission capacity;

•	our growth depends in part on the success of our strategic relationships with third parties;

•	if we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed;

•	any disruption of service at our data facilities could harm our business;

•	if our solutions do not operate as effectively when accessed through mobile devices, our merchants and their customers may not be satisfied with our solutions;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers could adversely impact the process by which merchants and customers interface with our platform;

•	the impact of worldwide economic conditions, including the resulting effect on spending by SMBs, may adversely affect our business, operating results and financial condition;

•	if the security of personally identifiable information we store relating to merchants and their customers is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability;

•	we may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology;

•	we may be subject to claims by third-parties of intellectual property infringement;

•	our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation;

•	if we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new merchants may be impaired and if our merchants are not able to generate traffic to their shops through search engines and social networking sites, their ability to attract consumers may be impaired;

•	if we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed;

•	if we are unable to hire, retain and motivate qualified personnel, our business will suffer;

•	we are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition;

•	activities of merchants or the content of their shops could damage our brand, subject us to liability and harm our business and financial results;

•	exchange rate fluctuations may negatively affect our results of operations;

•	our operating results are subject to seasonal fluctuations;

•	our business is susceptible to risks associated with international sales and the use of our platform in various countries;

•	if third-party apps and themes change such that we do not or cannot maintain the compatibility of our platform with these apps and themes, or if we fail to provide third-party apps and themes that our merchants desire to add to their shops, demand for our platform could decline;

•	we rely on computer hardware, purchased or leased, and software licensed from and services rendered by third-parties in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	we may not be able to compete successfully against current and future competitors;

•	we do not have the history with our solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants;

•	we have in the past made and in the future may make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position;

•	we may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants, which could increase the costs of our solutions and adversely impact our business;

•	if we are required to collect sales and use taxes in additional jurisdictions, we might be subject to tax liability for past sales; and

•	we are dependent upon consumers’ and merchants’ willingness to use the internet for commerce.

These risks are described in further detail in the section entitled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this prospectus.

PRESENTATION OF FINANCIAL INFORMATION

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We maintain our books and records in U.S. dollars.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

EXCHANGE RATE DATA

We express all amounts in this prospectus in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. The following table sets forth, for the periods indicated, the high, low, average and end of period noon rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Year Ended December 31,
	2012	2013	2014
Highest rate during the period	1.0418	1.0697	1.1643
Lowest rate during the period	0.9710	0.9839	1.0614
Average noon spot rate for the period(1)	0.9994	1.0345	1.1084
Rate at the end of the year	0.9949	1.0636	1.1601

(1)	Determined by averaging the rates on the last day of each month during the respective period.

On March 20, 2015, the Bank of Canada noon rate of exchange was $1.00 = C$1.2595.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on that data and other similar sources, and on our knowledge of the markets for our services. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million based upon an assumed initial public offering price of $         per Class A subordinate voting share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of Class A subordinate voting shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our Class A subordinate voting shares. We currently expect to use the net proceeds from this offering for working capital and general corporate purposes, including to fund our growth strategies, which may include: increasing our investment in sales and marketing, research and development and general and administrative functions; investing in maintaining our high level of merchant service and support; continuing to invest in our data centers and network infrastructure; and future acquisitions. See “Business—Growth Strategy.”

While we currently anticipate that we will use the net proceeds from the offering as outlined above, the actual use of the net proceeds may vary depending upon numerous factors, including our operating costs and capital expenditure requirements, our strategy relative to the market and other conditions in effect at the time, as well as the other factors described under “Risk Factors” in this prospectus. Accordingly, we will retain the discretion to allocate the net proceeds of this offering, and we reserve the right to change the allocation of the net proceeds from time to time.

Pending their use, we intend to invest the net proceeds to us from the offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

DIVIDEND POLICY

We have never declared or paid any dividends on our securities. We do not have any present intention to pay cash dividends on our Class A subordinate voting shares and we do not anticipate paying any cash dividends on our Class A subordinate voting shares in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and consolidated capitalization as of December 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the amendment and redesignation of our common shares as Class B multiple voting shares, which will occur immediately prior to the consummation of this offering, and the conversion of all of our outstanding Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which will occur upon the consummation of this offering; and

•	on a pro forma as adjusted basis to give effect to the transactions described above as well as the issuance by us of Class A subordinate voting shares in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash, cash equivalents and short-term investments and consolidated capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table together with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Pro Forma		Pro Forma As Adjusted(5)
	(in thousands)
Cash, cash equivalents and short-term investments	$59,662	$		$

Long-term debt	$—		$—		$—
Shareholders’ equity:
Preferred shares(1)	87,056		—		—
Common shares(2)	4,055		—		—
Class A subordinate voting shares(3)	—
Class B multiple voting shares(4)	—
Additional paid-in-capital	5,685
Accumulated deficit	(29,064)

Total shareholders’ equity	67,732

Consolidated capitalization	$67,732	$		$

(1)	Actual: Series A convertible preferred shares—13,025,765 shares authorized, issued and outstanding; Series B convertible preferred shares—7,247,070 shares authorized, issued and outstanding; Series C convertible preferred shares—6,886,442 shares authorized, issued and outstanding. Pro forma and pro forma as adjusted: preferred shares—no shares authorized, issued or outstanding.

(2)	Actual: unlimited shares authorized; 39,458,760 shares issued and outstanding, which includes 148,314 shares issued and held in escrow in connection with certain historical acquisitions. Pro forma and pro forma as adjusted: no shares authorized, issued or outstanding.
(3)	Actual: no shares authorized, issued or outstanding. Pro forma: unlimited shares authorized; no shares issued and outstanding; Pro forma as adjusted: unlimited shares authorized; shares issued and outstanding.
(4)	Actual: no shares authorized, issued or outstanding. Pro forma and pro forma as adjusted: unlimited shares authorized, shares issued and outstanding, which includes shares issued and held in escrow in connection with certain historical acquisitions.
(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash, cash equivalents and short-term investments and shareholders’ equity by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A subordinate voting shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Class A subordinate voting share and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our historical net tangible book value as of December 31, 2014 was $62.7 million, or $         per share. The historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of common shares outstanding as of December 31, 2014.

Our pro forma net tangible book value as of December 31, 2014 was $         million, or $         per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of Class A subordinate voting shares and Class B multiple voting shares outstanding as of December 31, 2014 after giving effect to (1) the amendment and redesignation of our common shares as Class B multiple voting shares and (2) the conversion of all of our outstanding Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares.

After giving effect to the sale by us of Class A subordinate voting shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2014	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted net tangible book value per share after this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case assuming the number of Class A subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2014, on a pro forma as adjusted basis as described above, the aggregate number of Class A subordinate voting shares and Class B multiple voting shares, as well as the total consideration and the average price per share paid to us by existing shareholders and to be paid by new investors acquiring shares in this offering.

	Shares Acquired			Total Consideration		Average Price per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		$
New investors						$

Totals		100%		$	100%

If the underwriters’ option to purchase additional Class A subordinate voting shares is exercised in full, the number of shares held by the existing shareholders after this offering would be reduced to     % of the total number of shares outstanding after this offering, and the number of shares held by new investors would increase to                  shares, or     % of the total number of shares outstanding after this offering.

The foregoing discussion assumes no exercise of options to purchase                  Class B multiple voting shares at a weighted average exercise price of $         per share, which were outstanding as of December 31, 2014, and excludes                  Class A subordinate voting shares reserved for future issuance under our Incentive Plans, which will become effective prior to or upon the consummation of this offering. See “Executive Compensation—Incentive Plans.” To the extent that options are exercised that have an exercise price that is less than the offering price of the Class A subordinate voting shares in this offering, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial information. The information set forth below does not take into account the amendment and redesignation of our common shares as Class B multiple voting shares, which will occur immediately prior to the consummation of this offering, or the conversion of all of our outstanding Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which will occur upon the consummation of this offering. You should read the following selected historical consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the selected consolidated statement of operations information for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet information as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

All of our operations are continuing operations and we have not paid any dividends since inception.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except share and per share data)
Consolidated Statement of Operations Information:
Revenues:
Subscription solutions	$19,200	$38,339	$66,668
Merchant solutions	4,513	11,913	38,350

	23,713	50,252	105,018
Cost of revenues(1):
Subscription solutions	4,291	8,504	16,790
Merchant solutions	485	5,009	26,433

	4,776	13,513	43,223

Gross profit	18,937	36,739	61,795

Operating expenses:
Sales and marketing(1)	12,262	23,351	45,929
Research and development(1)(2)	6,452	13,682	25,915
General and administrative(1)	1,737	3,975	11,566

	20,451	41,008	83,410

Loss from operations	(1,514)	(4,269)	(21,615)

Other income (expense):
Interest income, net	50	42	57
Loss on asset disposal	—	(73)	(100)
Foreign exchange gain (loss)	232	(537)	(653)

	282	(568)	(696)

Net loss and comprehensive loss	$(1,232)	$(4,837)	$(22,311)

Basic and diluted net loss per share attributable to common shareholders(3)	$(0.03)	$(0.13)	$(0.57)
Weighted average shares used to compute net loss per share attributable to common shareholders(3)	36,155,333	37,248,710	38,940,252
Pro forma basic and diluted net loss per share attributable to common shareholders (unaudited)(4)			$(0.34)
Weighted average shares used to compute pro forma net loss per share attributable to common shareholders (unaudited)(4)			66,099,529

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cost of revenues	$11	$113	$259
Sales and marketing	66	354	696
Research and development	282	1,152	2,776
General and administrative	49	147	712

Total stock-based compensation expense	$408	$1,766	$4,443

(2)	Net of refundable tax credits ($902, $891 and $1,295 for the years ended December 31, 2012, 2013 and 2014, respectively).

(3)	Does not give effect to the conversion of our Series A, Series B and Series C convertible preferred shares into common shares, which will occur upon the consummation of this offering.

(4)	See note 16 to the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate pro forma net loss per share attributable to common shareholders and the weighted average number of shares used in the pro forma computation of the per share amounts.

	As of December 31,
	2012	2013	2014
	(in thousands)
Balance Sheet Information:
Cash, cash equivalents and short-term investments	$17,655	$83,529	$59,662
Working capital	14,735	77,960	48,610
Total assets	23,603	95,788	95,193
Total liabilities	5,634	10,407	27,461
Shareholders’ equity	17,969	85,381	67,732

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors.” See “Cautionary Note Regarding Forward-Looking Statements.”

Our audited consolidated financial statements as of and for each of the years ended December 31, 2012, 2013 and 2014 have been prepared in accordance with U.S. GAAP. All amounts are in U.S. dollars except where otherwise indicated. See “Presentation of Financial Information.”

Overview

Shopify provides a leading cloud-based commerce platform designed for small and medium-sized businesses, or SMBs. Merchants use our software to run their business across all of their sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. While we started Shopify to help merchants design, set up and manage their online stores, we have expanded far beyond that. Whether a merchant is starting their business online or offline, we provide a platform for merchants to create an omni-channel experience that helps showcase the merchant’s brand and grow its business. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. Merchants can also use Shopify Mobile, our iPhone and Android application, to manage their business on the go. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. The platform’s functionality is highly extensible and can be expanded through our application program interface, or API, and the over 900 apps available in the Shopify App Store. This ecosystem helps drive growth of our merchant base, which in turn further accelerates growth of the ecosystem.

We principally generate revenues through the sale of subscriptions to our platform. In 2014, subscription solutions revenues accounted for 63.5% of our total revenues. We offer subscription plans with various price points, from starter plans to plans catered to merchants with higher volume sales and additional functionality requirements. The flexibility of our pricing plans is designed to help our merchants grow and to provide more advanced features and support as their business needs evolve. Our Starter Plan allows merchants to sell up to 25 products with 1GB of file storage (along with unlimited bandwidth and chat and email support). Our Professional Plan provides additional features including gift cards, professional reports and abandoned cart recovery. For larger, higher volume businesses, we offer premium features and dedicated support to allow merchants to easily manage millions of orders. Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes and apps and registration of domain names. Our merchants typically enter into monthly subscription plans so we do not believe deferred revenue is an accurate indicator of future revenue. Instead, we believe Monthly Recurring Revenue, or MRR, is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $19.2 million in 2012, to $38.3 million in 2013 and to $66.7 million in 2014, representing year-over-year increases of 99.7% in 2013 and 73.9% in 2014.

We also offer a variety of merchant solutions that are intended to add value to our merchants and supplement our subscription solutions. We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. In 2014, merchant solutions revenues accounted for 36.5% of total revenues. In August 2013, we launched Shopify Payments in the United States and have since released Shopify Payments in other jurisdictions. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. As a result of the launch of Shopify Payments, we have seen significant growth in the revenues generated from our merchant solutions. In addition to payment processing fees from Shopify Payments, we also generate revenue from transaction fees and referral fees from partners. Our merchant solutions revenues are directionally correlated with the level of Gross Merchandise Volume, or GMV, that our merchants process through our platform. Merchant solutions revenue increased from $4.5 million in 2012, to $11.9 million in 2013 and to $38.4 million in 2014, representing year-over-year increases of 164.0% in 2013 and 221.9% in 2014.

Our business model is driven by our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants. The total number of merchants using our platform grew from 41,295 as of December 31, 2012 to 144,670 as of December 31, 2014. Our merchants represent a wide array of retail verticals and business sizes and no single merchant represented more than one percent of our total revenues in 2012, 2013 or 2014.

We generate the majority of our revenues from merchants located in the United States. As of December 31, 2014, approximately 60% of our merchants were located in the United States. Although most of our merchants are in the United States, we currently have merchants from approximately 150 countries using our platform. In 2014, we generated 68.7% of our total revenues from merchants located in the United States, up from 63.2% in 2013. The growth in the percentage of revenue from merchants located in the United States was primarily a result of Shopify Payments being launched in the United States in August 2013, while only being released in Canada in September 2013 and in the United Kingdom in November 2014. We plan to continue to roll out merchant solutions, such as Shopify Payments, in additional jurisdictions.

We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, grow our merchants’ revenue on our platform, develop new solutions to extend the functionality of our platform, enhance our ecosystem and partner programs and provide a high level of merchant service and support. We expect to use the proceeds from this offering to fund these and other growth strategies.

We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. We further believe this will result in revenue increasing faster than the increase in sales and marketing, research and development and general and administrative expenses as we reach economies of scale. However, we expect to continue to incur losses in the near term. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Key Performance Indicators

Key performance indicators that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue and Gross Merchandise Volume. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except percentages)
Monthly Recurring Revenue (at period end)	$2,024	$3,819	$6,573
Gross Merchandise Volume	707,402	1,616,301	3,763,838
Monthly Billing Retention Rate	99%	101%	101%

Monthly Recurring Revenue

We calculate Monthly Recurring Revenue, or MRR, at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee revenue in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast and predict monthly, quarterly and annual subscription solutions revenue.

Gross Merchandise Volume

Gross Merchandise Volume, or GMV, is the total dollar value of orders processed through our platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform.

Monthly Billings Retention Rate

Monthly Billings Retention Rate, or MBRR, is calculated as of the end of each month by considering the cohort of merchants on the Shopify platform as of the beginning of the month and dividing total billings attributable to this cohort in the then-current month by total billings attributable to this cohort in the immediately preceding month. Billings includes billings from subscriptions, apps (net of referral fees), transaction fees and fees for Shopify Payments. For a fiscal period, we report the average MBRR over the preceding 12 months. We use MBRR to evaluate our ability to maintain and expand our relationships with merchants.

Factors Affecting the Comparability of our Results

Change in Revenue Mix

We introduced Shopify Payments in the United States in August 2013, in Canada in September 2013 and in the United Kingdom in November 2014. Principally as a result of introducing Shopify Payments, our revenues from merchant solutions and associated costs have increased significantly. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on merchant solutions are typically lower due to the associated third-party costs of providing these solutions. As a result, the introduction of Shopify Payments and the resultant shift in the mix of revenue sources has affected our overall gross margin. More specifically, while our total revenues have increased in recent periods as a result of offering Shopify Payments, our overall gross margin percentage has decreased in these periods. Although we intend to continue to increase the number of jurisdictions where we offer Shopify Payments, our gross margin percentage from merchant solutions has begun to stabilize.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, the majority of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located. As a result, we will be further exposed to currency fluctuations to the extent non-U.S. dollar based payment processing revenues increase.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform. We also generate associated subscription solutions revenues from the sale of themes and apps and registration of domain names.

We offer subscription plans with various price points, from starter plans to Shopify Plus, a plan for merchants with higher volume sales and additional functionality requirements. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms that allow them to realize a small discount relative to our monthly subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Most merchants purchase subscription plans directly from us, although a small number of subscription plans are purchased through third-parties with whom we have reseller agreements in place. Where we contract directly with the merchant, subscription fees are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period. These subscription fees are non-refundable. Where we have reseller agreements in place, we bill the reseller for eligible merchants on a monthly basis and do not record deferred revenues on our consolidated balance sheet in connection with these subscriptions.

We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes and apps and the registration of domain names. Revenues from the sale of themes and apps and the registration of domain names are recognized at the time of the transaction. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes are recognized on a gross basis. Revenues from the sale of themes and apps and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscriptions arrangement or because they are charged on a recurring basis.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, referral fees from partners and sales of POS hardware.

The majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based on a percentage of the dollar amount processed. Card-not-present transactions also include an additional per transaction fee.

For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV processed. We bill our merchants for transaction fees at the end of a 30-day billing cycle and any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.

We also generate revenues in the form of referral fees from partners to whom we direct business. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we continue to earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.

In connection with Shopify POS, a mobile application that lets merchants sell their products in a physical or retail setting, we sell compatible hardware products, which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant, in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “—Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with hosting infrastructure, billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include costs associated with our data and network infrastructure and personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount. We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business and over time we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us. The amount paid to the third-party developer varies depending on whether the developer has agreed to provide ongoing support to the merchant in connection with the merchant’s use of the theme.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of Shopify POS software and data infrastructure.

While gross margin percentage on subscription solutions decreased slightly in 2014 relative to the prior year, this decrease was principally a result of one-time costs associated with building out the Company’s second data center for geographical redundancy. Building out the second data center is expected to result in operational efficiencies going forward.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, Mastercard and American Express) as well as third-party processing fees. We introduced Shopify Payments in the United States in August 2013, in Canada in September 2013 and in the United Kingdom in November 2014. Principally as a result of introducing Shopify Payments, our cost of merchant solutions has increased significantly. Cost of merchant solutions also consists of costs associated with hosting infrastructure and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount. Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of the Shopify Payments processing platform.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases and the volume processed also grows. The gross margin percentage on merchant solutions is expected to decline as we launch Shopify Payments in new regions.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include commissions, travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain existing merchants and increase revenues from both new and existing merchants. This growth will include adding outbound sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development and product design, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. In the past, these expenses have been reduced by Canadian federal Scientific Research and Experimental Development Program, or SR&ED, tax credits. Once we are a public company, we will no longer be able to reduce our research and development expenses through refundable SR&ED credits, which will cause our research and development expenses to increase. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, we expect our research and development expenses to decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, data analytics, administrative, human resources and IT personnel, legal costs, professional fees, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We also anticipate increases to general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses.

Other Income (Expense)

Other income (expense) consists primarily of transaction gains or losses on foreign currency, interest income net of interest expense and loss on asset disposals.

Results of Operations

The following table sets forth our consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Revenues:
Subscription solutions	$19,200	$38,339	$66,668
Merchant solutions	4,513	11,913	38,350

	23,713	50,252	105,018
Cost of revenues(1):
Subscription solutions	4,291	8,504	16,790
Merchant solutions	485	5,009	26,433

	4,776	13,513	43,223

Gross profit	18,937	36,739	61,795

Operating expenses:
Sales and marketing(1)	12,262	23,351	45,929
Research and development(1)(2)	6,452	13,682	25,915
General and administrative(1)	1,737	3,975	11,566

	20,451	41,008	83,410

Loss from operations	(1,514)	(4,269)	(21,615)

Other income (expense):
Interest income, net	50	42	57
Loss on asset disposal	—	(73)	(100)
Foreign exchange gain (loss)	232	(537)	(653)

	282	(568)	(696)

Net loss and comprehensive loss	$(1,232)	$(4,837)	$(22,311)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cost of revenues	$11	$113	$259
Sales and marketing	66	354	696
Research and development	282	1,152	2,776
General and administrative	49	147	712

Total stock-based compensation expense	$408	$1,766	$4,443

(2)	Net of refundable tax credits ($902, $891 and $1,295 for the years ended December 31, 2012, 2013 and 2014, respectively).

The following table sets forth our consolidated statement of operations data as a percentage of total revenues for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Revenues:
Subscription solutions	81.0%	76.3%	63.5%
Merchant solutions	19.0%	23.7%	36.5%

	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	18.1%	16.9%	16.0%
Merchant solutions	2.0%	10.0%	25.2%

	20.1%	26.9%	41.2%

Gross profit	79.9%	73.1%	58.8%

Operating expenses:
Sales and marketing	51.7%	46.5%	43.7%
Research and development	27.2%	27.2%	24.7%
General and administrative	7.3%	7.9%	11.0%

	86.2%	81.6%	79.4%

Loss from operations	(6.4)%	(8.5)%	(20.6)%

Other income (expense)	1.2%	(1.1)%	(0.7)%

Net loss and comprehensive loss	(5.2)%	(9.6)%	(21.2)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Revenues:
Canada	$1,853	$4,101	$7,729
United States	15,113	31,743	72,149
United Kingdom	2,154	4,517	7,912
Australia	1,810	3,807	6,420
Rest-of-world	2,783	6,084	10,808

Total revenues	$23,713	$50,252	$105,018

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Revenues:
Canada	7.8%	8.2%	7.4%
United States	63.7%	63.2%	68.7%
United Kingdom	9.1%	9.0%	7.5%
Australia	7.6%	7.6%	6.1%
Rest-of-world	11.8%	12.0%	10.3%

Total revenues	100.0%	100.0%	100.0%

Results of Operations for the Years Ended December 31, 2013 and 2014

Revenues

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(in thousands, except percentages)
Revenues:
Subscription solutions	$38,339	$66,668	$28,329	73.9%
Merchant solutions	11,913	38,350	26,437	221.9%

Total revenues	$50,252	$105,018	$54,766	109.0%

Percentage of total revenues:
Subscription solutions	76.3%	63.5%
Merchant solutions	23.7%	36.5%

Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $28.3 million, or 73.9%, from 2013 to 2014. The increase was primarily a result of growth in the number of new merchants using our platform in 2014. As at December 31, 2014, we had 144,670 merchants using our platform, an increase from 84,073 merchants using our platform as at December 31, 2013.

Merchant Solutions

Merchant solutions revenues increased $26.4 million, or 221.9%, from 2013 to 2014. During 2014, Shopify Payments processed approximately $983 million of credit card payments, generating $27.1 million of revenue, compared with approximately $126 million of credit card payments processed in 2013, generating $3.6 million of revenue. Shopify Payments was released in the third quarter of 2013. Additionally, transaction fees of $7.4 million were recognized in 2014, up from $5.5 million in 2013, which is attributable to the increase in GMV processed through our platform during the year. Merchant solutions also includes the sale of POS hardware, which increased by $1.1 million in 2014 compared to 2013, as a result of growing our POS customer base and from having a full year of POS hardware sales in 2014 versus five months in 2013.

Cost of Revenues

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(in thousands, except percentages)
Cost of revenues:
Subscription solutions	$8,504	$16,790	$8,286	97.4%
Merchant solutions	5,009	26,433	21,424	427.7%

Cost of revenues	$13,513	$43,223	$29,710	219.9%

Percentage of total revenues:
Cost of subscription solutions	16.9%	16.0%
Cost of merchant solutions	10.0%	25.2%

Cost of revenues	26.9%	41.2%

Cost of Subscription Solutions

Cost of subscription solutions increased $8.3 million, or 97.4%, from 2013 to 2014. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in a $3.8 million increase in employee-related costs, a $1.5 million increase in payments to third-party theme developers and domain registration providers, a $1.2 million increase in amortization from our investment in software and hardware relating to our data centers, a $0.9 million increase in credit card fees for processing merchant billings and a $0.7 million increase in third-party server costs.

Cost of Merchant Solutions

Cost of merchant solutions increased $21.4 million, or 427.7%, from 2013 to 2014. The increase was primarily due to the increase in GMV processed through Shopify Payments as well as the sale of POS hardware, which resulted in payment processing fees and hardware cost of revenues increasing by $20.9 million and $1.0 million, respectively, from 2013 to 2014. These increased costs of revenues were partially offset by a $0.4 million reduction in employee-related costs between 2013 and 2014 as a result of completing development work in 2013 that was not recurring in 2014.

Gross Profit

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(in thousands, except percentages)
Gross profit	$36,739	$61,795	$25,056	68.2%
Percentage of total revenues	73.1%	58.8%

Gross profit increased $25.1 million, or 68.2%, from 2013 to 2014. As a percentage of total revenues, gross profit decreased from 73.1% in 2013 to 58.8% in 2014, principally due to the introduction of additional merchant solutions at the end of 2013, which accelerated in 2014. The additional merchant solutions created a change in the revenue mix. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is due to the third-party costs associated with providing these solutions.

Operating Expenses

Sales and Marketing

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(in thousands, except percentages)
Sales and marketing	$23,351	$45,929	$22,578	96.7%
Percentage of total revenues	46.5%	43.7%

Sales and marketing expenses increased $22.6 million, or 96.7%, from 2013 to 2014, primarily due to an increase of $18.0 million in marketing programs, such as Google AdWords and advertisements on social media, to support the growth of our business. In addition, employee-related costs increased $2.8 million in 2014 resulting from a 86.5% increase in sales and marketing headcount, which increased from 126 employees in 2013 to 235 employees in 2014. Facilities expenses increased $1.5 million in 2014 relative to 2013 as a result of the facilities expansion required to support the growth in our employee base.

Research and Development

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(in thousands, except percentages)
Research and development	$13,682	$25,915	$12,233	89.4%
Percentage of total revenues	27.2%	24.7%

Research and development expenses increased $12.2 million, or 89.4%, from 2013 to 2014, primarily due to an increase of $9.3 million in employee-related costs resulting from a 42.5% increase in research and development headcount, which increased from 153 employees in 2013 to 218 employees in 2014. Facilities expenses increased $3.4 million in 2014 compared to 2013 as a result of the facilities expansion required to support the growth in our employee base.

General and Administrative

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(in thousands, except percentages)
General and administrative	$3,975	$11,566	$7,591	191.0%
Percentage of total revenues	7.9%	11.0%

General and administrative expenses increased $7.6 million, or 191.0%, from 2013 to 2014, primarily due to an increase of $3.3 million in employee-related costs resulting from an 83.8% increase in headcount, which increased from 37 employees in 2013 to 68 employees in 2014. Also contributing to the increase in general and administrative expenses was a $0.9 million increase in facilities expense, a $0.9 million increase in professional service fees and a $0.2 million increase in amortization of software as a result of the growth of our business, including the need for additional software licenses to support our larger employee base. General and administrative expenses also increased by $2.2 million in 2014 as a result of an accrual for sales and use tax in the fourth quarter. In 2014, we determined that we owed amounts related to sales and use taxes in various U.S. states and local jurisdictions. As a result, we recorded a sales tax liability of $2.2 million, which has been included in general and administrative expenses for the year ended December 31, 2014. During the first quarter of 2015, we commenced the necessary steps to register in applicable states, file voluntary disclosure agreements and begin to charge sales taxes to our merchants.

Other Income (Expense)

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(in thousands, except percentages)
Other income (expense)	$(568)	$(696)	$(128)	22.5%
Percentage of total revenues	(1.1)%	(0.7)%

Other (income) expense increased by $0.1 million in 2014 as compared to 2013. In 2014, we recognized $0.7 million of foreign exchange losses due to fluctuations in foreign exchange rates, whereas in 2013 we recognized $0.5 million of foreign exchange losses. Interest income net of interest expense and loss on the disposal of assets were relatively flat between the two periods.

Results of Operations for the Years Ended December 31, 2012 and 2013

Revenues

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands, except percentages)
Revenues:
Subscription solutions	$19,200	$38,339	$19,139	99.7%
Merchant solutions	4,513	11,913	7,400	164.0%

Total revenues	$23,713	$50,252	$26,539	111.9%

Percentage of total revenues:
Subscription solutions	81.0%	76.3%
Merchant solutions	19.0%	23.7%

Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased by $19.1 million, or 99.7%, from 2012 to 2013. The increase was primarily a result of growth in the number of new merchants using our platform in 2013. As at December 31, 2013, we had 84,073 merchants using our platform, an increase from the 41,295 merchants using our platform as at December 31, 2012.

Merchant Solutions

Merchant solutions revenues increased $7.4 million, or 164.0%, from 2012 to 2013. The launch of Shopify Payments in the third quarter of 2013 contributed to the increase. During 2013, Shopify Payments processed approximately $126 million in credit card payments, generating $3.6 million in revenue. Additionally, transaction fees of $5.5 million were recognized in 2013, up from $3.2 million in 2012. The increase in transaction fees was a result of processing $1.6 billion of GMV during 2013, up from $0.7 billion of GMV processed during 2012. Merchant solutions also includes partner referral fees, which increased to $2.3 million in 2013, from $1.1 million in 2012, due to more of our merchants using the services of partners. The launch of Shopify POS in the third quarter of 2013 also contributed $0.2 million in revenue from the sale of POS hardware.

Cost of Revenues

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands, except percentages)
Cost of revenues:
Subscription solutions	$4,291	$8,504	$4,213	98.2%
Merchant solutions	485	5,009	4,524	932.8%

Cost of revenues	$4,776	$13,513	$8,737	182.9%

Percentage of total revenues:
Cost of subscription solutions	18.1%	16.9%
Cost of merchant solutions	2.0%	10.0%

Cost of revenues	20.1%	26.9%

Cost of Subscription Solutions

Cost of subscription solutions increased $4.2 million, or 98.2%, from 2012 to 2013. The increase was primarily due to an increase in the costs necessary to support the greater number of merchants using our platform, resulting in a $1.8 million increase in employee-related costs stemming from increased headcount, a $0.7 million increase in credit card fees for processing merchant billings, a $0.6 million increase in payments to third-party theme developers, a $0.5 million increase in third-party server costs and a $0.4 million increase in amortization from our investment in software and hardware relating to our data and network infrastructure.

Cost of Merchant Solutions

Cost of merchant solutions increased $4.5 million, or 932.8%, from 2012 to 2013. The increase was primarily due to the release of Shopify Payments and Shopify POS hardware during the year, which resulted in $3.6 million in payment interchange and processing fees and $0.2 million in hardware costs, respectively. Additionally, employee-related costs increased by $0.4 million from 2012 to 2013 due to increased headcount required to support higher transaction volumes in 2013 and the release of Shopify Payments and Shopify POS.

Gross Profit

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands, except percentages)
Gross profit	$18,937	$36,739	$17,802	94.0%
Percentage of total revenues	79.9%	73.1%

Gross profit increased $17.8 million, or 94.0%, from 2012 to 2013. As a percentage of total revenues, gross profit decreased from 79.9% in 2012 to 73.1% in 2013, principally due a change in the mix of services provided on account of the introduction of additional merchant solutions, such as Shopify Payments, in 2013. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is due to the third-party costs associated with providing these solutions.

Operating Expenses

Sales and Marketing

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands, except percentages)
Sales and marketing	$12,262	$23,351	$11,089	90.4%
Percentage of total revenues	51.7%	46.5%

Sales and marketing expenses increased $11.1 million, or 90.4%, from 2012 to 2013, primarily due to an increase of $6.9 million in marketing programs to support the growth of our business. In addition, employee-related costs increased by $3.4 million in 2013 resulting from a 157.1% increase in sales and marketing headcount, from 49 employees in 2012 to 126 employees in 2013. Facilities expenses increased $0.6 million in 2013 relative to 2012 as a result of the facilities expansion required to support the growth in our employee base.

Research and Development

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands, except percentages)
Research and development	$6,452	$13,682	$7,230	112.1%
Percentage of total revenues	27.2%	27.2%

Research and development expenses increased $7.2 million, or 112.1%, from 2012 to 2013, primarily due to an increase of $6.8 million in employee-related costs resulting from a 142.9% increase in research and development headcount, from 63 employees in 2012 to 153 employees in 2013, a $0.2 million increase in direct computer costs to support our growing workforce and a $0.7 million increase in facilities expense for additional office space.

General and Administrative

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands, except percentages)
General and administrative	$1,737	$3,975	$2,238	128.8%
Percentage of total revenues	7.3%	7.9%

General and administrative expenses increased $2.2 million, or 128.8%, from 2012 to 2013, primarily due to an increase of $1.4 million in employee-related costs resulting from a 236.4% increase in headcount, from 11 employees in 2012 to 37 employees in 2013, a $0.4 million increase in facilities expense for additional office space and $0.2 million in retention bonuses paid to personnel acquired as part of an acquisition in 2013.

Other Income (Expense)

	Year Ended December 31,		Change
	2012	2013	Amount	%
	(in thousands except percentages)
Other income (expense)	$282	$(568)	$(850)	*
Percentage of total revenues	1.2%	(1.1)%

*	Not a meaningful comparison.

Other income (expense) decreased by $0.9 million in 2013 as compared to 2012, from income of $0.3 million in 2012 to an expense of $0.6 million in 2013. The decrease was primarily due to fluctuations in foreign exchange rates. In 2012, we realized $0.2 million of foreign exchange gains whereas in 2013 we realized $0.5 million of foreign exchange losses.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended December 31, 2014. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended,
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
	(in thousands, except per share data)
Revenues
Subscription solutions	$7,523	$8,666	$10,082	$12,068	$13,053	$15,567	$17,690	$20,358
Merchant solutions	1,630	1,963	2,653	5,667	5,757	8,113	9,656	14,824

	9,153	10,629	12,735	17,735	18,810	23,680	27,346	35,182
Cost of revenues(1)
Subscription solutions	1,611	1,819	2,344	2,730	3,284	3,842	4,615	5,049
Merchant solutions	180	204	869	3,756	3,898	5,523	6,492	10,520

	1,791	2,023	3,213	6,486	7,182	9,365	11,107	15,569

Gross profit	7,362	8,606	9,522	11,249	11,628	14,315	16,239	19,613
Operating expenses:
Sales and marketing(1)	4,233	5,132	6,158	7,828	9,718	12,569	11,433	12,209
Research and development(1)(2)	1,992	2,366	4,106	5,218	6,086	6,647	6,563	6,619
General and administrative(1)	620	871	1,052	1,432	1,796	2,138	2,352	5,280

	6,845	8,369	11,316	14,478	17,600	21,354	20,348	24,108

Income (loss) from operations	517	237	(1,794)	(3,229)	(5,972)	(7,039)	(4,109)	(4,495)

Other income (expense):
Interest income, net	6	13	6	17	10	12	15	20
Loss on asset disposal	—	—	—	(73)	—	1	—	(101)
Foreign exchange gain (loss)	(274)	(418)	252	(97)	(403)	146	(174)	(222)

	(268)	(405)	258	(153)	(393)	159	(159)	(303)

Net income (loss) and comprehensive income (loss)	$249	$(168)	$(1,536)	$(3,382)	$(6,365)	$(6,880)	$(4,268)	$(4,798)

Net income (loss) per common share—basic(3)	$0.01	$0.00	$(0.04)	$(0.09)	$(0.16)	$(0.18)	$(0.11)	$(0.12)
Net income (loss) per common share—diluted(3)	$0.00	$0.00	$(0.04)	$(0.09)	$(0.16)	$(0.18)	$(0.11)	$(0.12)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended,
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
	(in thousands)
Cost of revenues	$9	$9	$35	$60	$40	$65	$54	$100
Sales and marketing	33	33	137	151	133	157	161	245
Research and development	104	104	430	514	869	628	513	766
General and administrative	23	23	47	54	73	118	156	365

Total stock-based compensation expense	$169	$169	$649	$779	$1,115	$968	$884	$1,476

(2)	Net of refundable tax credits as follows:

	Three Months Ended,
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
	(in thousands)
Refundable tax credits	$150	$167	$241	$333	$240	$240	$240	$575

(3)	Does not give effect to the conversion of our Series A, Series B and Series C convertible preferred shares into common shares, which will occur upon the consummation of this offering.

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2014.

	Three Months Ended,
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
Revenues
Subscription solutions	82.2%	81.5%	79.2%	68.0%	69.4%	65.7%	64.7%	57.9%
Merchant solutions	17.8%	18.5%	20.8%	32.0%	30.6%	34.3%	35.3%	42.1%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	17.6%	17.1%	18.4%	15.4%	17.5%	16.2%	16.9%	14.4%
Merchant solutions	2.0%	1.9%	6.8%	21.2%	20.7%	23.3%	23.7%	29.9%

	19.6%	19.0%	25.2%	36.6%	38.2%	39.5%	40.6%	44.3%

Gross profit	80.4%	81.0%	74.8%	63.4%	61.8%	60.5%	59.4%	55.7%
Operating expenses
Sales and marketing	46.2%	48.3%	48.4%	44.1%	51.7%	53.1%	41.8%	34.7%
Research and development	21.8%	22.3%	32.2%	29.4%	32.4%	28.1%	24.0%	18.8%
General and administrative	6.8%	8.2%	8.3%	8.1%	9.5%	9.0%	8.6%	15.0%

	74.8%	78.7%	88.9%	81.6%	93.6%	90.2%	74.4%	68.5%

Income (loss) from operations	5.6%	2.2%	(14.1)%	(18.2)%	(31.7)%	(29.7)%	(15.0)%	(12.8)%
Interest income, net	0.1%	0.1%	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%
Loss on asset disposal	—	—	—	(0.4)%	—	—	—	(0.3)%
Foreign exchange gain (loss)	(3.0)%	(3.9)%	2.0%	(0.5)%	(2.1)%	0.6%	(0.6)%	(0.6)%

	(2.9)%	(3.8)%	2.0%	(0.8)%	(2.0)%	0.7%	(0.5)%	(0.8)%

Net income (loss) and comprehensive income (loss)	2.7%	(1.6)%	(12.1)%	(19.0)%	(33.8)%	(29.0)%	(15.5)%	(13.6)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. See “—Factors Affecting the Comparability of our Results—Seasonality.” While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue increased sequentially for each period presented, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions. We cannot assure you that this pattern of sequential growth in revenue will continue.

Our gross margin has declined over the past eight quarters primarily due to the impact of Shopify Payments. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. As a result, while our total revenues have increased in recent periods as a result of offering Shopify Payments, our cost of revenues has increased in these periods. Although merchant solutions generally have a lower gross margin than subscription solutions, we believe that our merchant solutions make it easier for our merchants to start a business and grow on our platform. See “—Factors Affecting the Comparability of our Results—Change in Revenue Mix.”

Quarterly Operating Expenses Trends

Total operating expenses generally increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Liquidity and Capital Resources

The following table summarizes our total cash, cash equivalents and short-term investments as at December 31, 2012, 2013 and 2014 as well as our operating, investing and financing activities for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cash, cash equivalents and short-term investments (end of period)	$17,655	$83,529	$59,662

Net cash provided by (used in):
Operating activities	$2,041	$1,396	$(801)
Investing activities	(2,795)	(5,332)	(40,366)
Financing activities	57	70,053	140
Effect of foreign exchange on cash and cash equivalents	36	(243)	(549)

Net increase (decrease) in cash and cash equivalents	(661)	65,874	(41,576)
Short-term investments, as of period end	—	—	17,709

Net increase (decrease) in cash, cash equivalents and short-term investments	$(661)	$65,874	$(23,867)

To date, we have financed our operations primarily through private placements of convertible preferred shares and issuances of common shares, raising approximately $90.0 million from investors to date, of which we have utilized $30.3 million through December 31, 2014.

In 2011, we entered into a revolving credit facility with a Canadian chartered bank that is annually renewable. In 2013, the borrowing limit on this credit facility was increased to C$1.5 million. This credit facility is secured by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3%. As at the date of this prospectus, no amounts were drawn on this credit facility and C$1.05 million under the facility was pledged as collateral for letters of credit.

In March 2015, we entered into a credit facility with Silicon Valley Bank, which provides for a $25.0 million revolving line of credit bearing interest at a rate equal to the Wall Street Journal Prime rate +/- 25 basis points per annum. The credit facility is collateralized by substantially all of our assets (including the stock of our subsidiaries), excluding our intellectual property which is subject to a negative pledge. As at the date of this prospectus, no amounts have been drawn under this credit facility and we are in compliance with all of the covenants contained in this credit facility.

As at December 31, 2014, we had cash, cash equivalents and short-term investments of $59.7 million. We believe our existing cash, cash equivalents and short-term investments, together with the proceeds of this offering, will be sufficient to meet our operating working capital and capital expenditure requirements over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any agreement and do not have any understanding with any third-parties with respect to potential investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows Provided by Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable agreement’s term. We also generate significant cash flows from our payment processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for employee-related expenditures, marketing programs and leased facilities.

Net cash provided by operating activities in 2014 reflected our net loss of $22.3 million, offset by non-cash items consisting of $4.4 million in stock-based compensation and $4.7 million in amortization of property, equipment and intangible assets. Cash provided from operating activities included a $2.8 million increase in deferred revenue resulting from growth in our subscription sales, a $6.0 million increase in accounts payable and accruals attributable to increased expenses associated with the growth of the business as well as a sales tax accrual and a $7.3 million increase in lease incentives relating to initial rent-free periods and leasehold incentives on our new office leasing arrangements. Cash provided by operating activities was partially offset by a

$3.9 million increase in trade and other receivables attributable to the growth of refundable tax credits and a $0.4 million increase in other current assets caused by timing of prepaid contract renewals and deposits on purchases.

Net cash provided by operating activities in 2013 reflected our net loss of $4.8 million, offset by non-cash items consisting of $1.8 million in stock-based compensation, $1.5 million in depreciation of property and equipment, $0.3 million in amortization of intangibles and a $0.2 million change in lease liabilities. Cash provided from operating activities in 2013 included a $1.9 million increase in deferred revenue resulting from growth in subscription sales and a $2.3 million increase in accounts payable and accruals attributable to increased expenses associated with the growth of the business along with accrued year-end employee bonuses. Cash provided by operating activities in 2013 was partially offset by a $1.2 million increase in trade and other receivables attributable to the growth the business and a $0.7 million increase in other current assets due to business activities associated with the growth of the business.

Net cash provided by operating activities in 2012 reflected our net loss of $1.2 million, offset by non-cash items consisting of $0.4 million in stock-based compensation, $0.7 million in depreciation of property and equipment and $0.1 million in amortization of intangibles. Cash provided by operating activities in 2012 included a $1.8 million increase in deferred revenue resulting from growth in subscription sales and a $1.3 million increase in accounts payable and accruals attributable to increased expenses associated with the growth of the business. Cash provided by operating activities in 2012 was partially offset by a $0.6 million increase in trade and other receivables, a $0.2 million increase in other current assets due to business activities associated with the growth of the business and an unrealized gain on foreign exchange of $0.1 million.

Cash Flows Used in Investing Activities

To date, cash flows used in investing activities have primarily related to purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce as well as capitalized software development costs.

In 2014, cash used in investing activities included $20.6 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding customer base and equipment to support our growing workforce. Additionally, $1.9 million was spent on capitalized software development costs associated with internal use software and software to support the growth of the business. We also made net purchases of $17.7 million in short-term securities to earn interest on excess cash and diversify our cash holdings to mitigate credit risk. A further $0.2 million was used to purchase intangible assets to complement our platform.

In 2013, cash used in investing activities included $3.5 million for the acquisition of equipment used in our data centers, equipment to support our growing workforce and expenditures on leasehold improvements. Additionally, in 2013, $0.7 million was spent on capitalized software development costs associated with internal use software, $0.3 million was spent on software to support the growth of the business and $0.8 million was used in connection with the acquisition of Jet Cooper Ltd. and Atatomic Inc.

In 2012, cash used in investing activities included $1.7 million for the acquisition of equipment used in our data centers, equipment to support our growing workforce and expenditures on leasehold improvements. Additionally, $0.3 million was spent on software to support the growth of our business and $0.8 million was used in connection with the acquisition of Select Start Studios Inc.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements and exercises of stock options.

In 2014, we received $0.1 million in proceeds from the issuance of common shares as a result of stock option exercises.

In 2013, we received $69.8 million in net proceeds from the issuance of Series C convertible preferred shares and $0.3 million in proceeds from the issuance of common shares as a result of stock option exercises.

In 2012, we received $0.1 million in proceeds from the issuance of common shares as a result of stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our credit facility and operating leases for equipment and office space. The following table summarizes our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease obligations(1)	5,044	12,871	14,272	45,630	71,817

Total contractual obligations	$5,044	$12,871	$14,272	$45,630	$77,817

(1)	Consists of payment obligations under our office leases in Ottawa, Toronto, Montreal and Kitchener-Waterloo.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the United States dollar. We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to facilitate the conversion of U.S. dollars into Canadian funds for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

Interest Rate Sensitivity

We had cash, cash equivalents and short-term investments totaling $59.7 million as of December 31, 2014, of which $53.8 million was invested in money market funds and corporate bonds. The cash and cash equivalents are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as “held to maturity,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our platform at any time and are therefore accounted for as service contracts. Our subscription solutions contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

We recognize revenue when all of the following criteria are met:

•	there is persuasive evidence of an arrangement;

•	the services have been or are being provided to the customer;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection is reasonably assured.

We follow the guidance provided in ASC 605-45, Principal Agent Considerations for determining whether we should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. We recognize revenue from the sales of apps on a net basis as it has been determined that we are the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as we have determined we are the principal in the arrangement, in that we are the primary obligor for providing services, assume the risk of any loss or changes in costs and have pricing flexibility.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation and corporate overhead allocations, including depreciation.

We capitalize certain development costs incurred in connection with our internal use software. These capitalized costs are related to the development of our software platform that we host and which is accessed by our merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. We capitalize all direct and incremental costs incurred during the application phase, until such time as the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred.

Internal use software is amortized on a straight-line basis over its estimated useful life of two to three years.

Refundable Tax Credits

Tax credits related to SR&ED costs are accounted for using the flow-through method. Refundable tax credits are accounted for in the period in which the related expenditures are incurred as a direct reduction of research and development or capitalized costs. Non-refundable tax credits, which may only be used to reduce future taxes otherwise payable, are recorded as an income tax recovery in the period in which their realization is considered more likely than not. As a public company, we will no longer be eligible for refundable tax credits under SR&ED.

Stock-Based Compensation

We have granted stock-based awards, including stock options and restricted shares, to our employees, certain consultants and members of our board of directors. Stock-based compensation is measured based on the fair value of the awards on the grant date and recognized in our consolidated statement of operations over the period during which the recipient is required to perform services in exchange for the award, generally the vesting period.

We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, single option approach. Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares, the expected term of the awards, the expected volatility of the price of our shares, risk-free interest rates and the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

In connection with historical acquisitions, we have also issued restricted shares. The restricted shares vest evenly, on a month-by-month basis, and are contingent on future services being provided. As a result, the restricted shares are considered post business combination services and are accounted for as compensation expense and not as part of purchase accounting. The fair value of the restricted shares was derived from the fair value of our common shares, which was determined by our third-party 409A valuations at or around the same time as the related transactions and in combination with other available market data.

The following weighted-average assumptions were used to determine stock-based compensation expense in the prior three years:

	Year Ended December 31,
	2012	2013	2014
Expected volatility	55.0%	73.9%	62.4%
Risk-free rate	1.09%	1.67%	1.82%
Dividend yield	Nil	Nil	Nil
Average expected life	6.04	6.06	5.73
Fair value of common shares	$0.36	$3.64	$8.40

The assumptions are based on the following for each of the years presented:

•	Expected Volatility—Since we have no significant trading history by which to determine the volatility of our share price, we estimate volatility for option grants by evaluating the average historical volatility of peer group companies for the period immediately preceding the option grant.

•	Risk-Free Interest Rate—The risk-free interest rate was based on the United States Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

•	Dividend Yield—We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future and, therefore, used an expected dividend yield of zero.

•	Average Expected Life—We elected to use the simplified method to compute the expected term due to our limited history of exercise activity and because our stock options meet the criteria of “plain-vanilla” options as defined by the SEC. The simplified method calculates the expected term by taking the average of the vesting term and the original contractual term of the awards.

•	Fair Value of Common Shares—Given the absence of an active market for our shares prior to our initial public offering, we estimated the fair value of our shares as discussed in more detail below.

•	Forfeiture—We estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

If any assumptions used in the Black-Scholes model change significantly, stock option compensation expense for future awards may differ materially compared with the expense for awards granted previously.

Share Valuations

Given the absence of an active market for our shares prior to our initial public offering, the fair value of the shares underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share equal to the fair value of our shares underlying those options on the date of grant. Such estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading. Valuations of our shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountant Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of our shares as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed at periodic intervals by independent, third-party specialists;

•	the prices, preferences and privileges of our convertible preferred shares relative to our common shares;

•	current business conditions and projections;

•	stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions and the nature and history of our business;

•	market multiples of comparable companies in our industry;

•	industry information such as market size and growth;

•	secondary sales of our shares in arm’s length transactions;

•	adjustments, if any, necessary to recognize a lack of marketability for our shares; and

•	macroeconomic conditions.

In connection with each business valuation, the enterprise value of our business was determined using the market-based approach. The market-based approach considers multiples of financial metrics based on a selected peer group of publicly traded technology companies. The peer group of companies was selected based on their similarity to us relative to size, business model, industry, business description and developmental stage. From time to time, we updated the set of comparable companies as new or more relevant information became available.

A revenue multiple was used to determine our enterprise value under the market-based approach. From the enterprise value we add cash and subtract debt to determine our equity value. Once the equity value is determined, value is allocated among the various classes of securities to arrive at the fair value of the common shares.

We also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that shareholders of private companies do not have access to trading markets similar to those enjoyed by shareholders of public companies. As well, we considered additional factors when determining any changes in fair value between the most recent valuation report and the grant dates including, when available, the prices paid in any recent transactions involving our equity securities, as well as our operating and financial performance, current industry conditions and the market performance of comparable publicly traded companies.

In connection with the preparation of our financial statements for the years ended December 31, 2013 and 2014, we estimated the fair values of our common shares for financial reporting purposes in light of our rapidly improving financial performance and prospects, our evolving belief that an initial public offering was increasingly viable and the generally improving conditions in the capital markets. Due to these factors as well as the recent availability of more relevant comparable companies, resulting in higher revenue multiples, management re-evaluated the fair value of common shares using the market based approach. As a result, we determined that, solely for financial reporting purposes, the fair value of our common shares was higher than the fair values determined in good faith by our board of directors for each of the option grant dates in 2013 and 2014.

Information regarding stock-based awards granted to our employees since January 1, 2014 is summarized as follows:

Grant Date	Number of Awards	Exercise Price per Share for Options Granted	Deemed Fair Value Per Common Share
April 2, 2014	603,500	$3.77	$6.02
June 26, 2014	446,750	$4.22	$7.52
October 1, 2014	409,750	$5.17	$8.18
December 17, 2014	1,525,495	$6.22	$9.65

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard becomes effective for reporting periods beginning after December 15, 2016, with no early adoption permitted. We are currently assessing the impact of this new standard.

JOBS Act

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption permitting us to include in an initial public offering registration statement less than five years of selected financial data; and

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have not elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Class A subordinate voting shares and Class B multiple voting shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to selected financial data. As a result, the information that we provide shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

LETTER FROM TOBI

The first Shopify store was our own. In 2004, we took something we loved, snowboarding, and built a business around it. The idea was to set up an online store and create a snowboarding empire. But there was a problem: the software landscape we encountered seemed to work against our ambitions at every step. Back then, online store software was built for existing big businesses that were transitioning online. It was incredibly expensive, unnecessarily complex, and infuriatingly inflexible.

Existing software was not designed with the new entrepreneur in mind, so we rejected the existing models and created our own. Our custom software met our needs so well that we decided to take everything we learned and shift our business away from snowboards and towards fixing the glaring hole in the ecommerce market. We knew that many future businesses would be created online first, and software needed to support the first steps of entrepreneurship, not just the established big guys. We set out to create the software that we wished would have existed, and we launched it in 2006 under the name Shopify.

Shopify is exactly this: the only platform you need to build your empire. Shopify is the first thing our merchants log into in the morning and the last thing they log out of in the evening. It’s at the heart of their business—a responsibility that we take very seriously. Chances are that you’ve already bought products through stores that use Shopify and you didn’t even realize it. About 150,000 stores use Shopify today. Yet, as a brand, we are virtually invisible to consumers. This is by design, as our job is to make our merchants look their very best in every interaction they have with consumers.

Over $7 billion of GMV has already been transacted through our platform, with the most recent quarter coming in at over $1 billion. We’ve proven that there’s incredible potential in early-stage entrepreneurs when they are empowered with great technology. Focusing on inspiring entrepreneurship and helping people iterate their ideas, launch new stores and scale their businesses creates a sense of solidarity: we did it together. We believe that by giving merchants an affordable, easy to use solution that helps them sell and run their business, Shopify will share in their success as they grow. We’ve shown that it was possible to build a single platform that works from the very beginning—an entrepreneur with an idea—to a business with millions of orders. And while many of our larger merchants switched to Shopify based on the quality of our platform, a large number of our merchants are “homegrown” and started their businesses with us. I’m incredibly proud of this.

Over the years we’ve also helped foster a large ecosystem that has grown up around Shopify. App developers, design agencies, and theme designers have built businesses of their own by creating value for merchants on the Shopify platform. Instead of stifling this enthusiastic pool of talent and carving out the profits for ourselves, we’ve made a point of supporting our partners and aligning their interests with our own. In order to build long-term value, we decided to forgo short-term revenue opportunities and nurture the people who were putting their trust in Shopify. As a result, today there are thousands of partners that have built businesses around Shopify by creating custom apps, custom themes, or any number of other services for Shopify merchants.

This is a prime example of how we approach value and something that potential investors must understand: we do not chase revenue as the primary driver of our business. Shopify has been about empowering merchants since it was founded, and we have always prioritized long-term value over short-term revenue opportunities. We don’t see this changing.

In terms of the value we create, we think that the most important thing that we deliver to our merchants is simplicity. Simplicity isn’t simple. It takes tremendous care, discipline, and craftsmanship to take something inherently complex like commerce and make it intuitive. We have spent the last decade democratizing commerce, simplifying it, and making it accessible for businesses of all sizes.

Today, businesses sell through dozens of different channels: online stores, retail stores, wholesale, at pop-up shops, on social networks, through mobile apps or any number of other ways. Merchants often hack together different applications and technologies in order to try to address their multi-channel requirements. We’re now showing them that they don’t have to; that their complex setup can be reduced to a single, simple platform. By the time we’re done, we think Shopify will have established the “new normal”.

I want Shopify to be a company that sees the next century. To get us there we not only have to correctly predict future commerce trends and technology, but be the ones that push the entire industry forward. Shopify was initially built in a world where merchants were simply looking for a homepage for their business. By accurately predicting how the commerce world would be changing, and building what our merchants would need next, we taught them to expect so much more from their software.

These underlying aspirations and values drive our mission: make commerce better for everyone. I hope you’ll join us.

-tobi

BUSINESS

Overview

Shopify provides a leading cloud-based commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. While we started Shopify to help merchants design, set up and manage their online stores, we have expanded far beyond that. Whether a merchant is starting their business online or offline, we provide a platform for merchants to create an omni-channel experience that helps showcase the merchant’s brand and grow its business. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. Merchants can also use Shopify Mobile, our iPhone and Android application, to manage their business on the go.

Technology and the internet are transforming commerce. Consumers now expect to be able to transact anywhere, anytime on any device and the experience needs to be simple, seamless and secure. Consumers quickly become accustomed to the standards set by the largest and most innovative merchants and expect a comparable experience with all merchants, even those that have only been in business for one day. Without the latest technology, it is difficult for merchants to meet the rising demands of consumers.

We built our platform from the ground up to address the growing challenges facing merchants with the aim of making previously complex tasks simple. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. Our platform provides merchants with an intuitive user experience that requires no up-front training to implement and use, enabling merchants to set up their shops in less than 15 minutes. We help our merchants own their brand and make the consumer experience memorable.

We believe the Shopify platform is mission critical for all of our merchants and they depend on us for the latest technology. Our platform is able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales, and has been benchmarked to process at least 10,000 requests per second based on results from platform load testing. We are constantly innovating and enhancing our platform. Our continuously deployed, multi-tenant architecture ensures that all of our merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. The platform’s functionality is highly extensible and can be expanded through our application program interface, or API, and the over 900 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses, or SMBs. As of December 31, 2014, we had 144,670 merchants from approximately 150 countries, representing growth of 72.1% in the number of merchants using our platform relative to December 31, 2013. In 2014, our platform processed Gross Merchandise Volume, or GMV, of $3.8 billion, representing an increase of 132.9% from the year ended December 31, 2013.

Our business has experienced rapid growth. Our total revenue increased from $23.7 million in 2012, to $50.3 million in 2013 and to $105.0 million in 2014, representing year-over-year increases of 111.9% and 109.0%, respectively. We had net losses of $1.2 million in 2012, $4.8 million in 2013 and $22.3 million in 2014.

Industry Overview and Trends

Technology and the internet are transforming commerce.

Consumers Have Changed How They Shop

How consumers discover, learn about and ultimately purchase products has transformed and continues to evolve as technology continues to advance. Consumers now dictate how, when and where to interact with merchants. A consumer may discover a product on social media, read reviews and blogs using a tablet, visit a nearby brick-and-mortar store to see the product in person, compare prices using a mobile phone, and end up purchasing the product from yet a different merchant. Forrester Research anticipated that in 2014 more than half of all U.S. retail sales would be web-impacted regardless of where the transaction ultimately took place.

Consumers have more choices than ever before with regard to what they buy and who they buy from. The internet has enabled consumers to increasingly interact with merchants around the globe to find and purchase products that allow them to express their own unique personalities, styles and interests. Good experiences bring consumers back for more and attract new consumers through word of mouth and online reviews. A disappointing experience may lead to the permanent loss of customers and a damage to the merchant’s reputation on social media.

Merchants Face Significant Challenges from Heightened Consumer Expectations

Consumer expectations are high for all merchants, regardless of whether the merchant has been in business for only one day or if the merchant is the largest, most established and most innovative retailer in the world. Consumers quickly become accustomed to the latest technologies and expect a high quality experience in all of their interactions with every merchant. Consumers have convenient access to more merchants than ever, which raises the stakes for merchants to meet these heightened expectations. Consumers will abandon a website that is not loaded quickly and are loathe to return to a website that has trouble with performance. The consequence of not meeting expectations can be the permanent loss of customers.

The challenges facing merchants continue to grow and include:

•	Selling Across Different Channels. Consumers expect to be able to transact through multiple sales channels without losing functionality or experience. They expect to be able to seamlessly access a merchant’s online store from their mobile device, tablet and computer, and expect the same breadth of information from online channels as they would receive in a brick-and-mortar store. A merchant’s failure to deliver a mobile optimized online store can frustrate consumers and lead them to shop elsewhere. From a merchant’s perspective, as consumers look to interact across different channels, it becomes increasingly important that the merchant has a single view of its business and customers. The technical requirements to deliver this are complex and involve the synchronization of back-end systems such as those related to customer information, inventory, orders, products, payments and other data that originate in different sales channels.

•	Making Transacting Simple, Seamless and Secure. Consumers expect every interaction to be quick, problem-free, intuitive and secure. From the consumer’s perspective, merchants are responsible for the entire retail experience, regardless of whether the merchant or a third party provides the solution. If a merchant uses a third-party hosting provider that crashes or causes the merchant’s website to be slow, the consumer will hold the merchant accountable and will be more likely to shop somewhere else. If a consumer tries to purchase a product from a brick-and-mortar store but in-store inventory is unavailable, a merchant should be able to search its dynamic inventory count and ship the product to the consumer’s home before the consumer looks elsewhere. If the security of a consumer’s payment details and personal information is compromised or security measures add complexity and delay to the experience, the consumer may not return.

•	Keeping up with the Latest Technology and Innovating. Technology is undergoing continuous change. As the most innovative retailers improve the consumer experience, the consumer begins to expect a similarly improved experience from all merchants. If the most innovative retailers are selling directly on social media, consumers expect all merchants to do so. If the most innovative merchants arm their store clerks with mobile point-of-sale, or POS, systems, all merchants are expected to offer similar efficiency or risk frustrating consumers. If a consumer is left saying “When I shop with this other merchant, I can do this. Why can’t I do it with you?,” the consumer will likely shop elsewhere.

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Building and Growing Their Brand. In a world where consumers have more choices than ever before, a merchant’s brand is increasingly important. A merchant needs to stand out from the crowd. If a consumer searches a third-

party marketplace or ecommerce site and selects a merchant’s product from among thousands of search results, the consumer is more likely to remember the brand of the third-party site than the brand of the merchant. Experiences that enable merchants to connect directly with consumers allow merchants to make a memorable impression. A merchant’s brand and personality must shine through in every interaction to help build customer loyalty.

•	Scaling Their Business. As merchants increase their customer base and sales channels and awareness of their brand grows, merchants must be able to handle increased traffic and ensure availability 24 hours a day, seven days a week. In addition, merchants must be able to handle large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales. If a merchant’s store is unavailable—whether due to software upgrades, maintenance or otherwise—or the experience impaired, the consumer will likely shop elsewhere.

•	Managing Their Business Anytime, Anywhere. To keep pace with consumer demands, merchants need to be able to manage their business on the go using their mobile devices. Customers expect it to be quick and simple to connect with merchants anywhere in the world at any time. If a customer emails the merchant with a query about a product, the customer will only wait so long for a response before becoming frustrated and looking elsewhere. Increasingly, merchants need to manage multiple sales channels. While they can’t be physically present everywhere at once, they need to be virtually omnipresent. If a merchant is at their pop-up shop and is not aware a customer just placed an order through the merchant’s online store for the last item in stock, the merchant risks selling the item through the pop-up shop and disappointing the online customer.

The overriding problem facing merchants is that merchants want to be experts in the products they sell, but are instead forced to be experts in technology in order to prosper.

Existing Alternatives are Inadequate

Traditionally, merchants have been forced to address their commerce needs through one of two means:

•	Complex Software Built for Enterprise Merchants. Software built for the largest merchants is not designed for SMBs. It is expensive and complex, requires significant technical knowledge and training to install and maintain, and typically takes a long time to deploy.

•	Cobbled Together Patchwork. Whether a merchant is starting from scratch or building on top of legacy solutions, the process of piecing together a patchwork of disparate technologies is time consuming, complicated and costly. For example, to establish an online store a merchant may need to use one vendor for domain registration and hosting, a second vendor for website design, a third vendor for search engine optimization, a fourth vendor for security, a fifth vendor to provide a payment gateway and a sixth vendor for analytics. As the merchant sells across other sales channels, additional point applications from different vendors would need to be patched together and the complexity mounts. For example, to add a POS solution, the merchant must find a seventh vendor for POS hardware, an eighth vendor for POS software and a ninth vendor for POS credit card readers to help complete the transaction. And a tenth vendor to try to synchronize the inventory and data. The result is a system that, by its nature, lacks full integration between the applications provided by the various vendors and may only be as good as its weakest component.

The Opportunity

Our mission is to make commerce better for everyone and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of large merchants, we focus on selling to SMBs. We have merchants in approximately 150 countries, including merchants in our key geographies: the United States, Canada, the United Kingdom, Western Europe, Australia and New Zealand. According to AMI Partners, in 2014, there were approximately 10 million merchants with less than 500 employees operating in our key geographies, and approximately 46 million such merchants worldwide. As of December 31, 2014, we had 144,670 merchants and our annualized revenue per merchant based on the three months ended December 31, 2014 was approximately $1,000.

We believe that our market will expand as we continue to inspire entrepreneurs to start new businesses and provide the technology that enables them to do so. In addition, we expect our average revenue per merchant to continue to increase as our merchants grow and we further expand our offerings.

Our Solution

We provide a leading cloud-based commerce platform designed for SMBs. Merchants use our software to run their business across all of their sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. Whether a merchant is starting their business online or offline, we provide a platform for merchants to create an omni-channel experience that helps showcase the merchant’s brand and grow their business. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. Merchants can also use Shopify Mobile, our iPhone and Android application, to manage their business on the go.

Our platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and an application ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all merchants are always using the latest technology.

We strive to make commerce better for everyone by offering:

•	An Omni-Channel Commerce Platform. The Shopify platform enables merchants to sell their products across different sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. Currently, approximately half of our merchants’ storefront traffic comes from mobile devices and approximately one quarter of our merchants have a Facebook Store. Merchants can easily add a new sales channel without the need to install new hardware or software infrastructure. Our platform provides merchants with a single view of their business, combining and synchronizing all their customer, inventory, order, product, payment and other data that originate in these different sales channels.

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A Simplified Merchant Experience. The Shopify platform simplifies commerce technology and makes it accessible for merchants of all sizes. Our platform provides merchants with an intuitive user experience that requires no up-front training to implement and use. Merchants can set up their shop in less than

15 minutes. By integrating multiple channels into a single platform, we are also able to remove the complexities inherent in separate systems and democratize commerce.

•	The Latest Technologies, Seamlessly Integrated. The Shopify platform is designed to integrate the latest technologies that a merchant needs to sell products and operate an omni-channel retail business from any device. For example, our platform enables merchants to offer both mobile web and custom mobile applications that seamlessly integrate with other channels. Merchants can also use Shopify Mobile, our iPhone and Android application, to manage their business on the go. Our high-availability, continuously deployed, multi-tenant architecture ensures that all of our merchants are able to operate with the latest features and the newest innovations without any need to patch or upgrade their software. In 2014, we released thousands of updates to our platform that were immediately available to all of our merchants. We continue to add functionality and innovative features to our platform to address new technologies and the rapidly changing needs of merchants.

•	A Platform Designed to Launch and Grow Brands. Merchants can launch and build their brand on the Shopify platform and sell direct without any intermediaries or middlemen. Merchants can quickly begin selling and accepting payments in-person using their mobile phone, or they can set up a website and begin taking orders globally. Merchants can select a professional looking storefront design from a curated selection of approximately 100 templates available in the Shopify Theme Store and tailor it to match their brand’s look and feel with just a few clicks. Merchants can also use our internally-developed design language to fully customize their storefront, or hire a partner who is a trusted Shopify Expert to build their storefront for them. Using the Shopify platform, a merchant’s brand is always at the forefront of the experience, and we help merchants make that experience memorable to consumers.

•	A Platform for Merchant Success. The Shopify platform includes advanced features and resources to help merchants sell more products. Our platform has strong search engine optimization, social media marketing features and advanced analytics built-in. Our in-house Shopify Guru team is also available on chat, email and phone 24/7 to help educate merchants on how to drive traffic to their shops and manage their businesses more effectively. Because our goals are aligned with those of our merchants, we do not restrict merchants with sales limits or bandwidth caps. As merchants begin to sell more, we offer more advanced plans with additional features such as lower payment processing rates and dedicated account management. In February 2014, we began offering our Shopify Plus plan to address the needs of our larger merchants.

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Enterprise-level Security, Scalability and Reliability. The Shopify platform offers security, scalability and reliability that is normally only available to businesses with enterprise-level budgets, while at the same time being easy to use and affordable for smaller businesses. This is important because we believe the Shopify platform is mission critical for all of our merchants. Our merchant’s data is stored in two co-located facilities in geographically dispersed, fault-tolerant data centers with distributed denial of service prevention appliances, intrusion detection systems and 24/7 operational monitoring. We have been certified as a PCI DSS Level 1 compliant service provider, which is the highest level of compliance available, and our platform is audited annually by a third-party qualified security assessor. Our platform has been built to handle large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales, and has been benchmarked to process at least 10,000 requests per second based on platform load testing.

•	An Open Platform with a Thriving Ecosystem. A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. The Shopify platform’s functionality is highly extensible and can be expanded using our API and apps from the Shopify App Store to offer additional sales channels (e.g. Facebook Store), bolster features in an existing sales channel (e.g. Product Reviews) and to integrate with third-party systems (e.g. Google Shopping). There are over 900 apps that were created either by us or by third-parties that are available in our Shopify App Store and approximately 75% of our merchants have apps installed. Our thriving ecosystem helps drive the growth of our merchant base, which in turn accelerates growth of the ecosystem.

Growth Strategy

Our growth strategy is driven by our mission: make commerce better for everyone. Key elements of our strategy include:

•	Grow our Base of Merchants. We believe that we have a significant opportunity to increase the size of our current merchant base. We intend to continue to strategically invest in marketing programs that enhance the awareness of our brand and solutions among businesses at different stages of their lifecycle, from entrepreneurs just starting a business to well-established businesses. We believe it is important to establish relationships early in the business lifecycle and grow along with our merchants. We intend to grow our base of merchants by inspiring entrepreneurship through marketing programs like our Build A Business competition. Approximately 20,000 newly launched businesses entered our last Build A Business competition and sold a combined $100 million worth of products on our platform during the eight-month competition.

•	Grow our Merchants’ Revenue. Our goals are closely aligned with the goals of our merchants. The more a merchant sells on our platform, the more revenue we generate as they upgrade plans, add additional sales channels, process more transactions and use additional solutions. We intend to continue to improve our platform to help our merchants sell more and expect to continue to use initiatives such as our Shopify Blog and Shopify Guru programs to educate our merchant base on how they can be even more successful using our platform. Last year, the Shopify Blog had over five million page views, making it one of the internet’s top blogs about selling online.

•	Continuous Innovation and Expansion of our Platform. Our platform is built to support innovation and the rapid technology changes in commerce. Five years ago, we foresaw the rise of mobile and launched our iPhone-based Shopify Mobile application to allow merchants to manage their business on the go. We intend to continue to build more sales channels and additional functionality to further differentiate our platform. We have recently done this with Shopify Payments, which eliminates the need for merchants to set up and maintain a direct relationship with a third-party payment gateway, gives merchants access to low credit card processing rates and allows us to cross-sell additional solutions to our merchant base. We intend to follow this same approach with other merchant solutions such as shipping.

•	Continue to Grow and Develop our Ecosystem. We have a thriving third-party ecosystem that includes app developers, theme designers and other partners that bolster the functionality of our platform. There are currently more than 900 apps available in the Shopify App Store, up from approximately 500 one year ago. We believe that growing our ecosystem will help to further expand our merchant base, which will in turn drive additional growth of our ecosystem.

•	Continue to Expand our Partner Programs. We have strong relationships with thousands of design and marketing agencies throughout the world. These agencies build merchants’ web and mobile shops on our platform. They refer merchants to us and we refer work to them using our Shopify Experts directory. We also have a number of resellers that are onboarded to the platform, such as Singtel, Asia’s leading telecommunications group. We intend to strengthen our existing relationships with referral partners and resellers and create new ones with the goal of expanding our overall merchant base.

•	Continue to Build for the Long-term. We have a culture of iteration and testing new ideas with a focus on maximizing long-term value. As we continue to build for the future, we may consider focused international expansion, strategic partnerships, new solutions and selective acquisitions.

The Shopify Platform

The cloud-based Shopify platform integrates the features and functionalities that our merchants need to seamlessly sell across different channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops.

Merchants can use their mobile device, tablet or computer to log into an intuitive interface that we call the “admin”. The admin provides an interface into our platform’s robust functionality, including:

•	Real-Time Dashboard: Provides merchants with a real-time overview of how their business is performing, where orders are coming from (including by channel and by customer), how different products are performing and what actions need the merchant’s attention.

•	Products and Inventory Management: Allows merchants to keep track of all of their products, including adding and removing products, managing and organizing product details, updating prices, changing product descriptions and photos, and tracking inventory.

•	Order Processing, Management and Fulfilment: Provides a sales inbox where merchants can process and manage their orders, capture payments and update fulfillment services.

•	Shopify Payments (Currently available in the United States, Canada and the United Kingdom): An integrated payment processing solution that allows merchants to accept credit cards at attractive rates. In addition, directly from the Shopify platform, merchants can dispute any chargebacks and have full visibility of cash transfers to their bank account. It also provides flexibility to allow merchants to accept PayPal, Bitcoins and other alternative payment methods. We provide Shopify Payments under payment services provider agreements with Stripe. These agreements renew every 12 months, unless either party provides a notice of termination prior to the end of the then current term. Under these agreements, we pay Stripe monthly fees based on the value of orders processed through Shopify Payments.

•	Payment Gateways: For merchants in locations where Shopify Payments is not yet available, or in situations where the merchant already has a preferred payment processing partner, the Shopify platform connects to over 80 payment gateways, allowing merchants to continue with those relationships.

•	Discounts and Gift Cards: Allows merchants to offer discounts and coupons, as well as to sell and manage gift cards.

•	Customer Management: Gives merchants a single view of their customers across channels, allowing them to manage those relationships and search and analyze customer information for insights that help merchants provide their customers with more personalized shopping experiences.

•	Reporting and Analytics: Gives merchants real-time reports on their products, orders, payments, customers, customer preferences and other matters to gain advanced insights and further their business objectives.

The most frequently used features of the Shopify platform are available on Shopify Mobile, a mobile application for iPhone and Android. Merchants often use Shopify Mobile to view and process their orders while they are on the go.

Our Channel Offerings

•	Web, Mobile and Tablet Stores. Our platform provides merchants with an online store that is optimized for web, mobile and tablets using responsive web design practices. Our offering includes integrated web space with unlimited bandwidth and a robust shopping cart with a secure checkout area. We offer a curated selection of approximately 100 customizable storefront templates in our Shopify Theme Store. In addition to offering what we believe is a beautifully designed homepage and product catalog, online stores include an advanced content management system that merchants can use to create and manage a blog or create any number of additional web pages. Our platform has strong search engine optimization and social media marketing features that help drive traffic to our merchants’ shops.

•	Brick-and-Mortar and Pop-up Shops. Shopify POS is a mobile point-of-sale product that we designed for merchants that sell their products in-person at brick-and-mortar, pop-up shops, retail stores, events and craft shows. Shopify POS allows for seamless synchronization with a merchant’s product catalog, inventory, customer database and payment settings. For example, merchants using Shopify Payments can simply plug our credit card reader into an iPhone or iPad running Shopify POS and start accepting credit card transactions within minutes. These transactions are then recorded on our platform, giving a merchant a single view of their customers and all of their orders, regardless of the channel in which the transaction took place.

•	Social Media. Merchants can create a storefront on Facebook, allowing the merchant to sell directly to their audience on social media.

•	Mobile Apps. Merchants can use our mobile software development kit to build native mobile applications that offer the in-application purchase of products.

•	Other Channels. The Shopify App Store offers additional sales channels to our merchants such as online marketplaces.

Shopify Apps and API

The Shopify platform’s functionality can be extended and highly customized using any of the more than 900 apps from the Shopify App Store. Merchants can use apps to, for example, access additional sales channels, market products to their customers, bolster content management features, manage inventory or integrate with a wide variety of third-party software. All apps in the Shopify App Store are built on the powerful Shopify API that enables app developers to seamlessly integrate nearly any functionality that a merchant may need into the Shopify platform.

Technology

The Shopify platform is a multi-tenant cloud-based system that is engineered for high scalability, reliability and performance. Open source has played a major role at Shopify from the beginning when our founder was active on the core team that built Ruby on Rails, the technology that is powering much of the Shopify platform.

We host the Shopify platform using a mix of co-located and cloud-based servers. Maintaining the integrity and security of our technology infrastructure is critical to our business, and we plan to invest further in our data center and network infrastructure to meet our merchants’ needs and maintain their trust. The key attributes of the Shopify platform are as follows:

•	Security. Credit card processing on the Shopify platform is performed by a dedicated, highly scalable, geographically redundant, high security environment with specialized policies and procedures in place. The environment is designed to be highly isolated and secure and exceeds the requirements of PCI DSS. We have been certified as a PCI DSS Level 1 compliant service provider, which is the highest level of compliance available. We use firewalls, denial of service mitigation appliances, advanced encryption, intrusion detection systems, two-factor authentication and other technology to keep our merchants’ data secure.

•	Scalability. The cloud-based architecture of our platform has been designed to support sudden traffic and order spikes from our merchants. We use a technology called “containerization” to efficiently scale our computing resources across our platform. We have benchmarked the Shopify platform to handle at least 10,000 requests per second based on platform load testing.

•	Reliability. Our platform includes servers in geographically dispersed, co-located data centers that are fault-tolerant and ensure that our platform is highly reliable. Because Shopify is at the heart of our merchants’ businesses, we employ a highly redundant, horizontally scalable, shared architecture to ensure resiliency and high availability.

•	Performance. We believe that the faster our merchants’ shops appear to their customers, the more our merchants will sell. We have a dedicated team that is constantly profiling and optimizing the performance of the Shopify platform. We leverage content delivery networks with global points of presence to ensure that content and data is delivered quickly to users across the globe. In 2014, online shops hosted on our platform had sub 100 millisecond median response times, which we believe is much lower than the industry average based on the results of a third-party analytics reporting tool.

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Deployment. The Shopify platform is “single branch” software, which means that all of our merchants use the latest version of Shopify at all times. The result is that we have no overhead in maintaining older versions of our platform. Our software deployment process enables us to quickly distribute new software as soon as it is ready. This is made possible by our ongoing investment in end-to-end automation and comprehensive test suites.

Our Merchants

As of December 31, 2014, we had 144,670 merchants subscribed to our platform from approximately 150 countries. This represents year-over-year growth of approximately 72% from the 84,073 merchants that were subscribed to the platform as of December 31, 2013. Our merchants represent a wide array of retail verticals and business sizes. Our merchants include:

•	Best Made Co. Peter Buchanan-Smith’s Best Made Co. sells traditional, sturdy axes that have turned into design icons. Peter launched his business on Shopify when the company was very young and the business has grown rapidly since then. Best Made Co. quickly upgraded to higher monthly plans, implemented Shopify POS for their in-store sales, and switched to Shopify Payments to process credit card transactions. The company saw a 250% increase in monthly sales within a year and a 100% increase the following year.

•	Black Milk Clothing. Black Milk Clothing was a start-up whose team had just moved into their first real office when they switched to Shopify. They needed a platform that was cost-effective, scalable as their business expanded and able to handle traffic spikes from product releases. They launched their online store from Australia with the Shopify platform, started shipping worldwide, and the brand quickly became popular. As they grew, they launched an additional webstore in the United States, catering to their substantial and steadily-growing fanbase in the region, with their original online store remaining accessible to the rest of the world. Black Milk Clothing also uses Shopify to sell on Facebook, tapping into their social media following to secure additional sales. Black Milk Clothing now employs over 150 people worldwide. They use Shopify Plus, which is designed for our larger merchants.

•	GoldieBlox. Debbie Sterling, a Stanford Engineer, was tired of how few female colleagues she had in her field. She created GoldieBlox, a construction toy and book series encouraging young girls to become interested in engineering. She started using the Shopify platform after raising seed money on Kickstarter. They won a Super Bowl ad slot in 2014, and Shopify seamlessly handled resulting traffic spikes of up to 180 times her normal traffic volume without any issues.

•	LA Lakers Store. AEG Merchandise is the merchandise partner of the Los Angeles Lakers. They manage the LA Lakers Store and event merchandising for them. Before the start of the 2013-14 season, the Los Angeles Lakers were about to unveil their Hollywood Nights alternate jerseys and as their merchandise partner, AEG Merchandise needed to sell them – fast. Because of Shopify’s quick time-to-market capability, they were able to launch lakersstore.com on time, leading to a highly successful jersey launch. AEG Worldwide has chosen Shopify as its preferred solution, bringing on more than a dozen additional clients including the LA Clippers, the Tough Mudder Shop and the Grammy Store.

•	Packer Shoes. Packer Shoes, a family business founded in 1907, sells footwear directly from their retail store in Teaneck, New Jersey. They chose Shopify because of our strong omni-channel capabilities. The Shopify platform enables them to manage all of their inventory, both online and offline, from a single dashboard. They use Shopify POS as their retail POS system and Shopify Payments to accept credit cards both at their brick-and-mortar store as well as their online store.

•	theory11. theory11 was founded in 2007 by magician prodigy Jonathan Bayme. They had tried four or five ecommerce platforms but found them inadequate because the feature set was limited, customer support was lacking and flash sales caused performance issues. theory11 switched to Shopify and found the transition to be incredibly smooth. Shopify’s API allowed theory11 to make its own admin dashboard tailored specifically to the needs of its business, along with tools and custom functions that streamlined order processing. theory11 has hosted dozens of large product releases and the Shopify platform has consistently delivered enterprise-level performance.

•	DODOcase. DODOcase is a San Francisco-based company that sells bespoke phone and tablet cases and employs traditional bookbinding techniques to make them. They launched their business using Shopify and in their first year they brought in $3 million in sales. They have used several apps from the Shopify App Store to boost their marketing capabilities and Shopify’s API to integrate a product customization tool that allows their customers to design and customize their cases. The majority of DODOcase customers now customize their orders using this app. With their success on Shopify’s platform and our speed to market, DODOcase has been able to quickly launch new products, such as their Smartphone Virtual Reality Kit, to capitalize on timely opportunities.

We believe that the above case studies provide a representative sample of how our merchants have been able to use various features of our platform to grow their respective businesses. References in these case studies to increased visits, growth and sales following implementation of our platform do not necessarily mean that our platform was the only factor contributing to such increases.

Our Ecosystem

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. We have partners located in more than 100 countries that design and customize storefronts, develop apps and enable third-party integration for merchants on the Shopify platform. There are currently more than 900 apps available in the Shopify App Store, up from approximately 500 one year ago. In 2014, more than 5,000 of our partners referred us at least one new merchant, a 50% increase from the year before. Examples of our partners include:

•	Bold Apps. Bold Apps began with four people working out of a basement, building apps to sell in the Shopify App Store. The first app they launched was called Product Upsell and allows merchants to easily add targeted upsells to products. This is just one of the 17 apps Bold currently has in the Shopify App Store, with over 25,000 Shopify merchants having used at least one of them. Other popular apps include Social Autopilot, which automates social media postings; Product Discount, to easily implement sales for a merchant’s online store; and Store Location, which allows merchants to add in locations for brick-and-mortar stores. In the span of 18 months, Bold grew to a team of 40 full-time employees because of the amount of business they received from their Shopify-related projects.

•	Simplistic. Simplistic works closely with Good Morning America, helping featured merchants set up online stores that are able to handle the significant influx of traffic resulting from their product appearing on the show. Simplistic chose to work exclusively with Shopify because of our reliability, scalability and ability to handle large traffic spikes. To date, Simplistic has created Shopify stores for nearly 60 merchants.

•	NewLeaf Labs. Josh Highland founded NewLeaf Labs in 2010 to develop custom applications for small businesses. He then discovered the Shopify platform and began creating SEO-related apps for the Shopify App Store. He now has four apps available to our merchants. He has experienced such success with his apps that he decided to write a book on SEO for Shopify, entitled “Shopify Empire”.

Merchant Acquisition

Our merchant acquisition strategy is primarily focused on marketing that builds awareness of our offerings. Our approach includes a strong emphasis on data and analytics while continuously innovating and testing new ideas to drive growth.

We actively grow our audience through online channels, including paid search, organic search and social media. Our offline channel strategy includes participating in trade shows and local events to generate awareness of our platform. We also invest in content marketing, such as the Shopify Blog, video content, ebooks and free tools, and provide thought leadership to help our merchants succeed and to build our own brand. Our Build A Business competition similarly helps increase our brand awareness and merchant acquisition.

In addition to direct channels, we leverage relationships with third-party design agencies, developers and freelancers around the world who actively refer merchants to us.

We also partner with adjacent companies and resellers to sell and offer our solutions to their customers. For example, we partnered with Wix and Wordpress.com to allow them to offer the Shopify platform to their customers. Similarly, we have a channel partnership with SingTel to resell the Shopify platform in Singapore.

Competition

Our market is transforming, competitive and highly fragmented, and we expect competition to increase in the future. We believe the principal competitive factors in our market are:

•	vision for commerce and product strategy;

•	simplicity and ease of use;

•	integration of multiple channels;

•	cost-effective solution;

•	breadth and depth of functionality;

•	pace of innovation;

•	ability to scale;

•	security and reliability;

•	support for a merchant’s brand development; and

•	brand recognition and reputation.

With respect to each of these factors, we believe that we compare favorably to our competitors.

We believe no competitor offers an integrated, cloud-based commerce platform with comparable functionality to ours. However, some merchants may elect to piece together technology from other companies that overlaps with certain functions and features that we provide, including:

•	ecommerce software vendors;

•	content management systems;

•	payment processors;

•	POS software providers;

•	domain registrars; and

•	marketplaces.

Intellectual Property

Our intellectual property and proprietary rights are important to our business. In our efforts to safeguard them, we rely on a combination of copyright, trade secret, trademark and other rights in Canada, the United States and other jurisdictions in which we conduct our business. We also have confidentiality and/or license agreements with employees, contractors, merchants, distributors and other third parties, which limit access to and use of our proprietary intellectual property. Though we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our platform, make our intellectual property difficult to replicate.

We have been issued trademark registrations in the United States and Canada covering the trademarks “A shop in minutes, a business for life,” “S & Design” “S Shopify & Design,” and “Shopify.” We have been issued trademark registrations in the European Union covering the trademark “S & Design” and in Australia covering the trademark “Shopify”. We have been issued trademark registration in Canada, covering the trademark, “Do what you do best”.

We are subject to certain risks related to our intellectual property. For more information, see “Risk Factors—Risks Related to our Business and Industry.”

Culture and Employees

If you have ambitious goals, you need an equally ambitious team. Shopify is composed of hundreds of highly talented, deeply caring individuals all working on making commerce better for everyone. Our culture is continuously being redefined with every person that joins our company, but, at our core, we value people who:

•	Get shit done

•	Build for the long-term

•	Focus on simple solutions

•	Act like owners

•	Thrive on change

In those values, there is a focus on continuous learning and personal development. We are a fast growing company that is constantly trying to get better. We expect to see similar growth from everyone in our team.

We deeply value innovation and experimentation. Every few months we take a break from our regular work and for two full days every employee has free reign to work on whatever project they want as long as it adds value to Shopify. We call these two days “Hack Days”. There is no limit to the creativity or scope of the projects. The only rule is that employees must complete their projects no later than 4:00 p.m. at the end of the second day, at which point teams pitch their finished projects.

We believe that being headquartered in Ottawa, Canada gives us access to a large talent pool. Ottawa is currently home to over 1,800 technology companies and has the highest concentration per capita of scientists and engineers in Canada. We recruit our employees through multiple avenues including internships, campus recruiting and global outreach.

As of December 31, 2014, we had 539 employees. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement. We consider our relationship with our employees to be excellent.

Facilities

We are headquartered in Ottawa, Canada. We do not own any real property. The following table outlines significant properties that we currently lease:

Location	Area (in square feet)	Lease Expiration Date	Use
Ottawa, Canada(1)	137,818	December 31, 2025	Office Space
Toronto, Canada(1)	36,771	August 31, 2021	Office Space
Montreal, Canada	30,663	June 30, 2026	Office Space
Kitchener-Waterloo, Canada	2,968	September 30, 2016	Office Space

(1)	We received leasehold incentives on the Ottawa, Canada and Toronto, Canada leases in the form of rent-free periods and fit-up allowances. These incentives are subject to certain conditions, including that we are not in material default under the applicable lease.

We also lease space in two data centers in the United States.

We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the internet, many of which are still evolving and could be interpreted in ways that could harm our business. Concern about the use of SaaS platforms for illegal conduct, such as money laundering or to support terrorist activities, may in the future result in legislation or other governmental action that could require changes to our platform.

We are subject to U.S. and Canadian laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, sanctions regulations administered or enforced by the Office of the Superintendent of Financial Institutions in Canada, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security, the U.S. State Department’s Directorate of Defense Trade Controls and the Canadian Export and Import Controls Bureau. We are currently subject to a variety of laws and regulations in Canada, the United States, the United Kingdom and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how Shopify Payments and our other merchant solutions evolve, we may be subject to additional laws in Canada, the United States, the United Kingdom and elsewhere.

We are also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. We post on our website our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of merchant data and data relating to their customers. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, the interpretation of data protection laws, and their application to the internet, is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from province to province, state to state, country to country or region to region, and in a manner that is not consistent with our current data protection practices. Because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our merchants’ or their customers’ data could result in a loss of confidence in our platform and ultimately in a loss of merchants that have subscriptions to our platform which could adversely affect our business.

Further, our reputation and brand may be negatively affected by the actions of merchants or their users that are deemed to be hostile, offensive, inappropriate or unlawful. We do not monitor or review the appropriateness of the content accessible through merchants’ shops in connection with our services, and we do not have control over the activities in which merchants’ customers engage. While we have adopted policies regarding illegal or offensive use of our platform, merchants or their customers could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our merchant subscription base and harm our business and financial results. It is possible that we could also be subject to liability. In many jurisdictions, laws relating to the liability of providers of online services for activities of their customers and other third parties are currently being tested by a number of claims, including actions based on defamation, invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature of the relevant content. Any court ruling or other governmental regulation or action that imposes liability on providers of online services in connection with the activities of their customers or their customers’ users could harm our business. In such circumstances we may also be subject to liability under applicable law in a way which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our subscriber base and our financial results.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

Corporate Structure

We were incorporated under the CBCA on September 28, 2004 under the name 4261607 Canada Ltd. We filed articles of amendment on January 19, 2006 to change our name to Jaded Pixel Technologies Inc., and again on November 30, 2011 to change our name to Shopify Inc. On April 12, 2013, we filed articles of amendment to split all of our issued and outstanding common shares and all of our issued and outstanding Series A and Series B preferred shares on a 5-for-1 basis. Prior to the closing of this offering, we will file articles of amendment to amend and redesignate our authorized and issued share capital. See “Description of Share Capital.”

The following reflects our organizational structure. All of our subsidiaries are wholly-owned.

(1)	Shopify Payments (Canada) Inc. currently processes all payments from merchant shops based outside the United States that use Shopify Payments.
(2)	Shopify Payments (USA) Inc. processes all payments from U.S.-based merchant shops that use Shopify Payments. Shopify Payments (USA) Inc. also sells all of our POS hardware in the United States.
(3)	Shopify Data Processing (USA) Inc. controls the network infrastructure used to host our platform.
(4)	Shopify LLC is used for investment purposes.

Our principal and registered office is located at 150 Elgin Street, 8th floor, Ottawa, Ontario, Canada K2P 1L4, and our telephone number is (613) 241-2828. Our website address is www.shopify.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus. The address for our directors and executive officers is c/o Shopify Inc., 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada K2P 1L4.

Name and Province or State and Country of Residence	Age	Position

Tobias Lütke Ontario, Canada	34	Chief Executive Officer, Chairman of the Board

Russell Jones Ontario, Canada	56	Chief Financial Officer

Daniel Weinand Ontario, Canada	36	Chief Design Officer

Harley Finkelstein Ontario, Canada	31	Chief Platform Officer

Cody Fauser Ontario, Canada	36	Chief Technology Officer

Craig Miller Ontario, Canada	32	Chief Marketing Officer

Toby Shannan Ontario, Canada	45	Vice President of Support

Brittany Forsyth Ontario, Canada	28	Vice President of Human Relations

Joseph Frasca Ontario, Canada	41	General Counsel and Secretary

Robert Ashe(1)(2)(4) Ontario, Canada	55	Director

Steven Collins(1)(4) Florida, United States	50	Director

Jeremy Levine(3)(4) New York, United States	41	Director

Trevor Oelschig(2)(3)(4) California, United States	40	Director

John Phillips(1)(2)(3)(4) Ontario, Canada	64	Director

(1)	Will be a member of our audit committee.
(2)	Will be a member of our compensation committee.
(3)	Will be a member of our nominating and corporate governance committee.
(4)	Independent director under the rules of the , and “independent” for purposes of National Instrument 58-101—Disclosure of Corporate Governance Practices of the Canadian Securities Administrators.

As a group, our directors and executive officers will beneficially own, or control or direct, directly or indirectly, a total of          Class B multiple voting shares immediately following the closing of this offering, representing     % of the Class B multiple voting shares outstanding immediately following the closing of this offering and     % of the

voting power attached to all of our issued and outstanding shares immediately following the closing of this offering.

Tobias Lütke

Tobias Lütke co-founded Shopify in September 2004. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant.

Russell Jones

Russell Jones has been our Chief Financial Officer since March 2011. Prior to his appointment at Shopify, Mr. Jones served as Chief Financial Officer to both BDNA Corporation from September 2009 to August 2010 and to Xambala Incorporated from September 2007 to February 2011. Between March 2002 and August 2007, Mr. Jones co-founded CFO4Results, which provided interim Chief Financial Officer, business and operational support services to a number of early to mid-stage technology companies. Mr. Jones holds a Bachelor of Commerce (Honors) degree from Carleton University and is a CPA, CA.

Daniel Weinand

Daniel Weinand joined Shopify in August 2005 and co-founded the Shopify platform that launched in 2006. He has been our Chief Design Officer since 2008. Mr. Weinand also acts as our Chief Culture Officer, taking on that role in 2012. Prior to joining Shopify, Mr. Weinand was a freelance web designer for private and corporate clients. Mr. Weinand studied Computer Science and Music at the University of Dortmund in Germany.

Harley Finkelstein

Harley Finkelstein has acted as our Chief Platform Officer since 2010. Prior to that, Mr. Finkelstein founded numerous other startups and e-commerce companies. Mr. Finkelstein currently serves on the board of The C100, a non-profit organization that supports Canadian technology entrepreneurship through mentorship, partnership and investment. Mr. Finkelstein holds a B.A. degree in Economics from Concordia University and a J.D./M.B.A. joint degree in Law and Business from the University of Ottawa.

Cody Fauser

Cody Fauser has served as our Chief Technology Officer since 2008, after acting as a software developer at Shopify for the prior two years. Mr. Fauser holds a Bachelor of Science degree in Computer and Electrical Engineering from the University of Alberta.

Craig Miller

Craig Miller joined Shopify in September 2011 and acts as our Chief Marketing Officer. Mr. Miller previously held several product and marketing roles at Kijiji, an eBay Company, between 2009 and 2011. Mr. Miller holds a Bachelor degree in Electrical Engineering from McGill University.

Toby Shannan

Toby Shannan has served as our Vice President of Support since June 2010. Between November 2007 and May 2010, Mr. Shannan co-founded and acted as Chief Executive Officer of Social Fabric, a personal genomics company. Prior to that, Mr. Shannan acted as Vice President of Sales and Marketing at DNA Genotek from October 2003 to October 2007.

Brittany Forsyth

Brittany Forsyth has been with Shopify since May 2010 and served as our Vice President of Human Relations since September 2014. Prior to joining Shopify, Ms. Forsyth obtained a Bachelor of Commerce degree at Carleton University. Ms. Forsyth is involved with a number of human resources organizations across North America.

Joseph Frasca

Joseph Frasca has served as General Counsel and Secretary for Shopify since May 2014. Prior to his appointment at Shopify, Mr. Frasca was Senior Corporate Counsel at EMC Corporation between May 2011 and May 2014 and Corporate Counsel at EMC Corporation between January 2008 and May 2011. Mr. Frasca also worked in private practice as an Associate at Skadden, Arps, Slate, Meagher & Flom LLP prior to EMC. Mr. Frasca holds a J.D. from Boston University School of Law, a Masters of Law and Diplomacy from Tufts University and a B.S. in Russian Language and Linguistics from Georgetown University. Mr. Frasca is a member of the Society of Corporate Secretaries & Governance Professionals sitting on the Securities Law Committee.

Robert Ashe

Robert Ashe has served as a member of our board of directors since December 2014. Over 24 years, Mr. Ashe held a variety of positions with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe currently serves on the board of directors of Halogen Software (TSX), Servicesource International (NASDAQ Stock Exchange, or NASDAQ) and MSCI Inc. (New York Stock Exchange, or NYSE). Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa. Mr. Ashe was selected to serve on our board of directors because of his strong business and leadership experience.

Steven Collins

Steven Collins has served as a member of our board of directors since June 2014. Mr. Collins served as the Executive Vice President and Chief Financial Officer of ExactTarget Inc., a cross-channel digital marketing company, from 2011 to 2014. Prior to that, Mr. Collins held the position of Senior Vice President and Chief Financial Officer of NAVTEQ Corporation, a digital mapping company; Mr. Collins was with NAVTEQ Corporation from 2003 through 2011 and served as the Vice President of Finance and the Senior Vice President of Finance & Accounting prior to being named Chief Financial Officer. Mr. Collins currently serves on the board of directors of a number of privately held companies. Mr. Collins holds a B.S. degree in Industrial Engineering from Iowa State

University and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Collins was selected to serve on our board of directors because of his strong business acumen and leadership skills.

Jeremy Levine

Jeremy Levine has served as a member of our board of directors since February 2011. Since January 2007, Mr. Levine has been a Partner at Bessemer Venture Partners, a venture capital firm he joined in May 2001. Mr. Levine currently serves on the board of directors of Yelp Inc. (NYSE), a local directory and user review service, and a number of privately held companies. Mr. Levine holds a B.S. degree in Computer Science from Duke University. Mr. Levine was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly and privately held technology companies.

Trevor Oelschig

Trevor Oelschig has served as a member of our board of directors since October 2010. Since January 2012, Mr. Oelschig has been a Partner at Bessemer Venture Partners, a venture capital firm he joined in June 2007. Mr. Oelschig currently serves on the board of directors of a number of privately held companies. Mr. Oelschig holds a B.S. degree in Industrial Engineering & Operations Research from the University of California at Berkeley, an M.S. degree in Management Science & Engineering from Stanford University, and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Oelschig was selected to serve on our board of directors because of his investment experience in the software industry, his breadth of knowledge and understanding of our industry, and his service on the board of directors of other technology companies.

John Phillips

John Phillips has served as a member of our board of directors since April 30, 2010. Mr. Phillips has worked with Klister Credit Corp., an investment and consulting company, and is currently its Chief Executive Officer, a position he has held since 1993. Mr. Phillips had a career in the legal profession working in private practice at Blake, Cassels & Graydon LLP for 20 years and as general counsel at Clearnet Communications Inc. for nearly six years. Mr. Phillips currently serves on the board of directors of a number of privately held companies and gained experience serving on the board of directors of Redknee Solutions Inc., a public company. Mr. Phillips received a B.A. from Trinity College, University of Toronto and an L.L.B./J.D. from the Faculty of Law, University of Toronto. Mr. Phillips was selected to serve on our board of directors because of his business, legal and investment experience.

Arrangements Concerning Election of Directors

Our current board of directors consists of six directors. Pursuant to the terms of a Second Amended and Restated Shareholder Voting Agreement, as amended, among our existing shareholders, as well as our existing articles of incorporation, certain of our shareholders had rights to designate or elect members to our board of directors. Tobias Lütke, John Phillips, Jeremy Levine, Trevor Oelschig, Steven Collins and Robert Ashe were elected to our board of directors pursuant to these arrangements. Our articles of incorporation will be amended in connection with this offering to remove this appointment right, and the Second Amended and Restated Shareholder Voting Agreement

will terminate upon completion of this offering. Currently-serving directors that were appointed prior to this offering pursuant to the terms of these arrangements will continue to serve pursuant to their appointment until the next annual general meeting of shareholders, unless they resign or are removed earlier.

Corporate Governance

Rule                  of the                  corporate governance rules generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares of at least 33-1/3 % of its common shares. Pursuant to the                  corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Rule                 . Our amended by-laws will provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on                 . We may in the future decide to use other foreign private issuer exemptions with respect to some of the other                  listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on                 , may provide less protection than is accorded to investors under                  listing requirements applicable to U.S. domestic issuers.

The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201—Corporate Governance Guidelines, or the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to National Instrument 58-101—Disclosure of Corporate Governance Practices, or NI 58-101. The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or will be adopting in connection with the closing of this offering, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Composition of our Board of Directors

Under our amended articles of incorporation that will be in place at the closing of this offering, our board of directors is to consist of a minimum of one and a maximum of 10 directors as determined from time to time by the directors. As of the closing of this offering, our board of directors will be comprised of six directors. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA. Our amended articles of incorporation will provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.

Majority Voting Policy

In accordance with the requirements of the TSX, we will adopt a “Majority Voting Policy” to the effect that a nominee for election as a director of Shopify who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the Chairman of our board of directors promptly following the meeting of shareholders at which the director was elected. The nominating and corporate governance committee will consider such offer and make a recommendation to our board of directors whether to accept it or not. Our board of directors will promptly accept the resignation unless it determines, in consultation with the nominating and corporate governance committee, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. Our board of directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to our Majority Voting Policy will not participate in any meeting of our board of directors or the nominating and corporate governance committee at which the resignation is considered. Our majority voting policy will not apply for contested meetings at which the number of directors nominated for election is greater than the number of seats available on the board.

Director Term Limits and Other Mechanisms of Board Renewal

Our board of directors has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee of our board of directors will develop a skills and competencies matrix for our board as a whole and for individual directors. The nominating and corporate governance committee will also conduct a process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and will report evaluation results to our board of directors on a regular basis.

Director Independence

Under the                  listing standards, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the closing of this offering. For purposes of the                  rules, an independent director means a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees, or NI 52-110.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Ashe,

Collins, Levine, Oelschig and Phillips, representing five of the six members of our board of directors, are “independent” as that term is defined under the listing standards of the                  and NI 58-101. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director. Mr. Lütke is not independent by reason of the fact that he is our Chief Executive Officer.

Members of our board of directors are also members of the boards of other public companies. See “—Executive Officers and Directors.” Our board of directors has not adopted a director interlock policy, but is keeping informed of other public directorships held by its members.

Mandate of the Board of Directors

Our board of directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our board will adopt a formal mandate that will include the following:

•	appointing our Chief Executive Officer;

•	developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

•	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

•	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

•	reviewing and approving material transactions not in the ordinary course of business.

Meetings of Independent Directors

Our board of directors will hold regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our board of directors will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled board meeting.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

Position Descriptions

Tobias Lütke, our Chief Executive Officer, is the Chairman of our board of directors. Prior to the closing of this offering, our board of directors will adopt a written position description for the Chairman which will set out his or her key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting board of directors meeting agendas, chairing board of directors and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by our board of directors or management, as appropriate.

                , an independent director, is our lead director. In that role he will be responsible for overseeing the discharge by the board of directors of its responsibilities, including that the board evaluates the performance of management objectively and that the board understands the boundaries between the responsibilities of our board of directors and management and functions independently of our management. In this role, our lead director will consult with any or all of the independent directors and represent such directors, where necessary, in discussions with our management and Chairman on the conduct of our board meetings and corporate governance and other issues.

Prior to the closing of this offering, our board of directors will also adopt a written position description for each of the committee chairs which will set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to our board of directors and carrying out any other special assignments or any functions as may be requested by our board of directors.

In addition, prior to the closing of this offering, our board of directors, in conjunction with our Chief Executive Officer, will develop and implement a written position description for the role of our Chief Executive Officer.

Orientation and Continuing Education

Following the closing of this offering, we will implement an orientation program for new directors under which a new director will meet separately with the Chairman of our board of directors, our lead director, members of the senior executive team and the secretary.

The chair of each committee will be responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The Chairman of our board of directors will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

Code of Business Conduct and Ethics

We will adopt a Code of Conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under NI 58-101. The Code of Conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct will be to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Conduct will be posted on our website at www.shopify.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Ethics

Our nominating and corporate governance committee will be responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our board of directors for consideration. The nominating and corporate governance committee will assist our board of directors with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the nominating and corporate governance committee, which shall be considered by the audit committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the CBCA, directors and officers must disclose the nature and value of any interest he or she has in a material contract or material transaction whether made or proposed with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the CBCA, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement. See “Description of Share Capital—Other Important Provisions of Our Amended Articles of Incorporation, By-Laws and the CBCA—Directors.”

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior, our Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Conduct contains procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Committees of the Board of Directors

Upon completion of this offering we will have an audit committee, a compensation committee and a nominating and corporate governance committee, with each committee having a written charter.

Audit Committee

Our audit committee will be comprised of Messrs. Ashe, Collins and Phillips, and will be chaired by Mr. Collins. Our board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the audit committee, of the                 , the SEC and NI 52-110. Our board of directors has determined that each of the members of the audit committee is “financially literate” within the meaning of the                 rules and NI 52-110. Mr. Collins has been identified as an audit committee financial expert as defined by the SEC rules. Mr. Ashe currently serves on the audit committees of three public companies: Halogen Software (TSX), Servicesource International (NASDAQ) and MSCI Inc. (NYSE). Our board of directors has determined that Mr. Ashe’s simultaneous service on those audit committees does not impair his ability to effectively serve on our audit committee. For a description of the education and experience of each member of the audit committee, see “—Executive Officers and Directors”.

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the rules of the             , the SEC and NI 52-110. The principal purpose of our audit committee is to assist our board of directors in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications, appointment and performance of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our compliance with applicable legal and regulatory requirements; and

•	our enterprise risk management processes.

Our audit committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our audit committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and it is responsible for reviewing and approving or ratifying all related-party transactions.

Pre-Approval Procedures for Non-Audit Services

The audit committee is also responsible for the pre-approval of all non-audit services to be provided to us by our auditor. At least annually, the audit committee will review and confirm the independence of the auditor by obtaining statements from the independent auditor describing all relationships or services that may affect their independence and objectivity, and the committee will take appropriate actions to oversee our auditor.

Principal Accountant’s Fees

Aggregate fees billed by our current independent auditor, PricewaterhouseCoopers LLP, in the years ended December 31, 2013 and 2014 were approximately $63,342 and $230,410, respectively, as detailed below.

Service Retained	Fees billed for 2013	Fees billed for 2014
Audit fees(1)	$52,147	$160,971
Audit-related fees(2)	—	—
Tax fees(3)	11,195	69,439
All other fees	—	—

(1)	“Audit fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
(2)	“Audit related fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of our financial statements other than those included in “Audit Fees”.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

Compensation Committee

Our compensation committee will be comprised of Messrs. Ashe, Oelschig and Phillips, and will be chaired by Mr. Ashe. Under SEC and the                 rules, there are heightened independence standards for members of the compensation committee. All of our compensation committee members meet this heightened standard and are also independent for purposes of NI 58-101. For a description of the background and experience of each member of our compensation committee, see “—Executive Officers and Directors.”

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the compensation committee consistent with the rules of the                 , the SEC and the guidance of the Canadian Securities Administrators. The compensation committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the compensation committee include:

•	reviewing at least annually our executive compensation plans;

•	evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by our board of directors and, based on such evaluation, with appropriate input from other independent members of our board of directors, determining the Chief Executive officer’s annual compensation;

•	reviewing on an annual basis the evaluation process and compensation structure for our executive officers and, in consultation with our Chief Executive Officer, reviewing the performance of the other executive officers in order to make recommendations to our board of directors with respect to the compensation for such officers;

•	assessing the competitiveness and appropriateness of our policies relating to the compensation of executive officers on an annual basis; and

•	reviewing and, if appropriate, recommending to our board of directors the approval of any adoption, amendment and termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder), and overseeing their administration and discharging any duties imposed on the compensation committee by any of those plans.

Further particulars of the process by which compensation for our executive officers is determined is provided under the heading “—Executive Compensation.”

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be comprised of Messers. Levine, Oelschig and Phillips, each of whom is independent for purposes of NI 58-101. The nominating and corporate governance committee will be chaired by Mr. Phillips.

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of our nominating and corporate governance committee. The nominating and corporate governance committee’s purpose is to assist our board of directors in:

•	identifying individuals qualified to become members of our board of directors;

•	selecting or recommending that our board of directors select director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;

•	developing and overseeing a process to assess our board of directors, the Chairman of the board, the committees of the board, the chairs of the committees, individual directors and management; and

•	developing and implementing our corporate governance guidelines.

In identifying new candidates for our board of directors, the nominating and corporate governance committee will consider what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It will be the responsibility of the nominating and corporate governance committee to regularly evaluate the overall efficiency of our board of directors and our Chairman and all board committees and their chairs. As part of its mandate, the nominating and corporate governance committee will conduct the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.

EXECUTIVE COMPENSATION

Compensation of Executives

Introduction

The following section describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to our Chief Executive Officer, our Chief Financial Officer and our other executive officers in 2015.

Overview

We operate in a new and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executives. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our company culture, which is at the foundation of our success and remains a pivotal part of our everyday operations.

Our executive compensation program is designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•	motivate these executive officers to achieve our business objectives;

•	align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

We offer our executives cash compensation in the form of base salary and equity-based compensation which is awarded in the form of stock options. We believe that equity-based compensation awards motivate our executives to achieve our strategic and financial objectives, and also align their interests with the long-term interests of our shareholders. We provide base salary to compensate employees for their day-to-day responsibilities, at levels that we feel are necessary to attract and retain executive talent. We do not provide performance bonuses or incentives to our executive officers. We expect all employees to perform at a level deserving of a bonus and we have taken this into consideration in setting total compensation for our executive officers. While we have determined that our current executive compensation program is effective at attracting and maintaining executive talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team.

As we transition from being a privately-held company to a publicly-traded company, we will continue to evaluate our philosophy and compensation programs as circumstances require and plan to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key employee.

Compensation-Setting Process

Historically the compensation committee of our board of directors has been responsible for setting the compensation of our Chief Executive Officer, and for working with our Chief Executive Officer to set the compensation for our other executive officers. In anticipation of becoming a public company, our board of directors will adopt a written charter for the compensation committee that establishes, among other things, the compensation committee’s purpose and its responsibilities with respect to executive compensation. The charter of the compensation committee will provide that the compensation committee shall, among other things, assist the board of directors in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Prior to 2014, neither we nor our board or compensation committee had retained a compensation consultant to provide services in respect of executive compensation. In 2014, our compensation committee retained Towers Watson Canada Inc., or Towers Watson, a consulting firm which provides independent advice in executive compensation and related governance issues, to provide services exclusively to the compensation committee in connection with executive compensation matters for 2015, including the following:

•	assist in reviewing the competitiveness of our cash compensation arrangements for our executives;

•	assist in determining new option awards for our executives;

•	suggest a peer company group composed of industry-related, public companies with revenues, market capitalization and employee populations comparable to us; and

•	conduct an executive compensation assessment analyzing the current cash and equity compensation of our senior management team against compensation for similarly situated executives at our peer group companies.

For the foregoing services, Towers Watson billed us an aggregate of approximately C$63,000 in 2014. Towers Watson does not provide any services to us other than its provision of services to the compensation committee.

The compensation expected to be paid in 2015 to our Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers, which we refer to as our named executive officers or NEOs, for the year ending December 31, 2015, which will be our first year as a public company, is summarized below under the heading “Summary Compensation Table”.

Executive Compensation Program Components

In 2015, our compensation program will consist primarily of the following elements: base salary, long-term equity incentive compensation and customary benefit programs.

Base Salary. Historically, we have provided base salary as a fixed source of compensation for our executive officers. Base salaries for NEOs are established based on the scope of their responsibilities and competencies, and taking into consideration the NEO’s total compensation package and our overall approach to compensation. Base salaries are reviewed annually and increased for merit reasons, based on the executive’s success in meeting or exceeding individual objectives. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness. The board does not apply specific formulas or undertake benchmarking in determining base salary levels.

Bonuses. We do not provide performance bonuses or incentives, including for our named executive officers. We expect all employees to perform at a level deserving of a bonus, and have taken this into consideration in setting total compensation for all employees, including the named executive officers. We believe that this promotes a focus on long-term value creation.

Equity Compensation. As a privately held company, we have historically used stock options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent in our industry and aligned our executive team’s focus and contributions with the long-term interests of the company and our shareholders. Typically, stock options granted to our executive officers are subject to time-based vesting at a rate of 25% on the first anniversary of the vesting start date with the remainder vesting in equal monthly installments over the next three years, allowing them to serve as an effective retention tool and to focus the executives on achieving long-term value.

In determining the size and frequency of executive option awards, our board has customarily considered, among other things, individual negotiations with the executive officers at their time of hire, the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term shareholder value, the need to attract and retain employees in the absence of a cash bonus program, the Chief Executive Officer’s recommendations, individual accomplishments, adjustments to duties, the executive officer’s existing equity award holdings (including the unvested portion of such awards), and the retention implications of existing grants and our incentive goals.

No equity award grants have been made to our named executive officers in 2015 as of the date of this prospectus. Based on the equity holdings of our executive team, taking into consideration the unvested portion and value of outstanding equity awards, our board of directors currently has no plans to grant any annual equity awards to our named executive officers for 2015.

Employee Benefits. We provide standard health, dental, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. We do not offer a deferred compensation plan or pension plan.

We currently do not provide executive perquisites that are not generally available on a non-discriminatory basis to all of our employees. However, from time to time, we may consider providing such perquisites to our executives to the extent our board believes that they are important for attracting and retaining key executive talent.

Compensation Risk Assessment

In connection with this offering, our board of directors has reviewed the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our board of directors has concluded that our compensation plans and programs operate within our larger corporate governance and review structure that serves and support risk mitigation and discourages excessive or unnecessary risk-taking behavior.

Summary Compensation Table

The aggregate cash compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the year ended December 31, 2014 for services in all capacities was C$2,727,541. In addition, for the year ended December 31, 2014, we granted 1,490,045 options to purchase common shares in the aggregate to our executive officers and directors, as set forth in the following table.

Number of Share Options	Exercise per Share	Expiration Date
205,000	$4.22	June 26, 2024
1,285,045	$6.22	December 17, 2024

The following table summarizes the compensation we expect to pay our named executive officers for the year ending December 31, 2015, our first fiscal year as a public company.

Name and Principal Position	Salary(1)(2) ($)	Share- based Awards(3) ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation(4) ($)		Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
				Annual incentive plans	Long-term incentive plans
Tobias Lütke	370,660	—	—	—	—	—	—	370,660
Chief Executive Officer
Russell Jones	280,150	—	—	—	—	—	—	280,150
Chief Financial Officer
Harley Finkelstein	280,151	—	—	—	—	—	—	280,151
Chief Platform Officer
Craig Miller	280,151	—	—	—	—	—	—	280,151
Chief Marketing Officer
Daniel Weinand	280,151	—	—	—	—	—	—	280,151
Chief Design Officer

(1)	Represents annual base salary expected to be paid for the year ending December 31, 2015.
(2)	Base salaries are paid to our named executive officers in Canadian dollars. For the year ending December 31, 2015, we expect to pay a base salary of C$430,000 to Mr Lütke, C$325,000 to Mr. Jones, and C$325,001 to each of Messrs. Finkelstein, Miller and Weinand. The base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.862, which was the Bank of Canada noon rate on December 31, 2014.
(3)	We do not intend to grant any share-based awards to our executive officers in 2015.
(4)	We do not currently offer non-equity incentive plan compensation.
(5)	We do not currently offer a deferred compensation plan or pension plan.
(6)	None of the named executive officers are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

Outstanding Option-Based and Share-based Awards

The following table indicates, for each of the named executive officers, all option-based and share-based awards expected to be outstanding immediately following the closing of this offering.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options exercisable (#)(1)	Option Exercise Price ($)(2)	Option expiration date	Value of Unexercised In-The- Money Options(3) ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Tobias Lütke	80,899 345,000 332,730 403,348	0.103 0.103 0.138 6.22	7/1/2018 7/1/2018 9/30/2020 12/17/2024		—	—
Russell Jones	302,015 181,255 121,004	0.152 0.362 6.22	4/26/2021 3/28/2022 12/17/2024		—	—
Harley Finkelstein	245,982 166,365 174,870 80,670	0.138 0.138 0.152 6.22	6/7/2020 9/30/2020 8/10/2021 12/17/2024		—	—
Craig Miller	549,568 100,000 322,678	0.152 0.74 6.22	8/10/2021 7/12/2023 12/17/2024		—	—
Daniel Weinand	165,000 345,000 332,730 80,670	0.103 0.103 0.138 6.22	7/1/2018 7/1/2018 9/30/2020 12/17/2024		—	—

(1)	The stock options reflected in this column were granted under our Legacy Option Plan, and, in connection with the closing of this offering, each such option will become exercisable for one Class B multiple voting share. For a description of the terms of stock options granted under our Legacy Option Plan, see “—Incentive Plans—Legacy Option Plan.”
(2)	Some of these options have an exercise price in Canadian dollars. Such exercise prices have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.862, which was the Bank of Canada noon rate on December 31, 2014.
(3)	The value of unexercised in-the-money options is calculated based on the assumed initial public offering price of $ per Class A subordinate voting share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

Incentive Plan Awards—Value Vested or Earned During the Year

The following table indicates, for each of the named executive officers, a summary of the value of the option-based and share-based awards expected to be vested in accordance with their terms during the year ending December 31, 2015 (assuming the continued employment of each NEO).

Name	Option-Based Awards— Value Expected to be Vested During the Year(1) ($)	Share-Based Awards— Value Expected to be Vested During the Year ($)
Tobias Lütke		—
Russell Jones		—
Harley Finkelstein		—
Craig Miller		—
Daniel Weinand		—

(1)	The value of options expected to be vested during the year is calculated based on the assumed initial public offering price of $ per Class A subordinate voting share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share.

Executive Employment Arrangements and Termination and Change in Control Benefits

On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our Chief Executive Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke’s agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control transaction. In addition, in the case of termination of employment other than for cause, Mr. Lütke’s employment agreement provides that he is entitled to a termination payment equal to a period of 12 months plus one additional month of base salary for each complete calendar year of service performed by Mr. Lütke, up to a maximum termination payment equal to a period of 18 months, as well as continued benefits for such period of time, and all eligible bonuses. Mr. Lütke’s agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.

On March 7, 2011, we entered into an employment agreement with Mr. Jones setting forth the terms and conditions of his employment as our Chief Financial Officer, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Jones’ agreement also provides that the vesting of any unvested equity awarded to Mr. Jones will be accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control transaction. In addition, in the case of termination of employment other than for cause, Mr. Jones’ employment agreement provides that he is entitled to a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by Mr. Jones, up to a maximum termination payment equal to a period of six months, as well as continued benefits for such period of time and all eligible bonuses.

On July 5, 2011, we entered into an employment agreement with Mr. Miller setting forth the terms and conditions of his employment, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. In addition, Mr. Miller’s agreement also provides that the vesting of the unvested equity of his initial equity award will be accelerated by 12 months in the event of certain change in control transactions. In the case of termination of employment other than for cause, Mr. Miller’s employment agreement provides that he is entitled to a termination payment equal to a period of three months plus one additional month of base salary for each complete calendar year of service performed by Mr. Miller, up to a maximum termination payment equal to a period of six months, as well as continued benefits for such period of time, and all eligible bonuses.

The terms and conditions of employment for each of Messrs. Finkelstein and Weinand are set forth in written letter agreements, each dated December 9, 2010, which include, among other things, provisions regarding initial base salary, initial equity award, eligibility for our benefit plans generally, and confidentiality, non-competition and non-solicitation. These agreements do not provide for any contractual severance entitlements or equity acceleration.

The table below shows the incremental payments that would be made to our named executive officers under the terms of their employment agreements upon the occurrence of certain events, if such events were to occur immediately following the completion of this offering.

Name and Principal Position	Event	Severance ($)(1)	Options ($)(2)(3)	Other Payments ($)	Total ($)

Tobias Lütke Chief Executive Officer	Termination other than for cause Change in control	494,213		—	494,213

Russell Jones Chief Financial Officer	Termination other than for cause Involuntary termination on or immediately prior to a change in control	140,075		—	140,075

Harley Finkelstein Chief Platform Officer	—	—	—	—	—

Craig Miller Chief Marketing Officer	Termination other than for cause Change in control	140,075			140,075

Daniel Weinand Chief Design Officer	—	—	—	—	—

(1)	Severance payments are calculated based on the base salary we pay to the executive officer, which is paid in Canadian dollars. The severance amounts reported in the table have been converted to U.S. dollars using an exchange rate of C$1.00= US$0.862, which was the Bank of Canada noon rate on December 31, 2014.
(2)	The value of options is calculated based on the assumed initial public offering price of $ per Class A subordinate voting share, which is the midpoint of the price range set forth on the cover page of this prospectus. Each Class B multiple voting share is convertible, at the option of the holder, into one Class A subordinate voting share. Some of Mr. Lütke’s unexercised in-the-money options have an exercise price in Canadian dollars. Such exercise prices have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.862, which was the Bank of Canada noon rate on December 31, 2014.

(3)	Mr. Lütke’s employment agreement provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control transaction. Mr. Jones’ agreement provides that the vesting of any unvested equity awarded to Mr. Jones will be accelerated in the event of his involuntary termination of employment on or immediately prior to the time of completion of a change in control transaction. Mr. Miller’s agreement provides that the vesting of the unvested equity of his initial equity award will be accelerated by twelve (12) months in the event of certain change in control transactions. Mr. Miller’s initial equity award was 603,920 options, of which 54,352 have already been exercised.

Compensation of Directors

Mr. Lütke, the Chairman of our board of directors, is also our Chief Executive Officer. Mr. Lütke does not receive any additional compensation for his service as a director. See “—Compensation of Executives” for disclosure relating to his compensation.

In 2014, our directors did not receive any compensation for serving on our board of directors, with the exception of Mr. Collins and Mr. Ashe. Mr. Collins received compensation of $15,000 for his services as a member of our board of directors and the audit committee in 2014, and was granted options to purchase 75,000 common shares under the Legacy Option Plan at an exercise price of $4.22 per share on June 26, 2014. On December 17, 2014, we granted Mr. Ashe options to purchase 75,000 common shares under the Legacy Option Plan at an exercise price of $6.22 per share. As part of the reorganization of our share capital in connection with this offering, each option issued and outstanding under the Legacy Option Plan will become exercisable for one Class B multiple voting share.

For 2015, Mr. Collins will be eligible to receive annual cash compensation of $20,000 for services as a member of our board of directors and $10,000 for services as chair of our audit committee, and Mr. Ashe will be eligible to receive $20,000 for services as a member of our board of directors, $10,000 for services as chair of our compensation committee and $5,000 for services as a member of our audit committee.

The written charter of our compensation committee provides that the committee will review compensation for members of our board of directors on at least an annual basis, taking into account their responsibilities and time commitment and information regarding the compensation paid at peer companies. The compensation committee will make recommendations to our board of directors with respect to changes to our approach to director compensation as it considers appropriate.

Each member of our board of directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he serves.

Incentive Plans

We have adopted a Third Amended and Restated Incentive Stock Option Plan that will be amended by the Fourth Amended and Restated Incentive Stock Option Plan in connection with this offering. In this prospectus, we refer to this plan as the Legacy Option Plan. A total of                      options are outstanding under the Legacy Option Plan, and, in connection with the closing of this offering, each such option will become exercisable for one Class B multiple voting share. Following closing of this offering no further awards will be made under the Legacy Option Plan. Prior to closing of this offering, our board of directors and shareholders will approve a new stock option plan, or the Stock Option Plan, which will be effective upon the completion of this offering, as well as a long term incentive plan, or the LTIP (and, together with the Stock Option Plan, the Incentive Plans). Options to be granted under the Stock Option Plan will be exercisable for Class A subordinate voting shares. The LTIP will provide for the grant of share units, or LTIP Units, consisting of restricted share units, or RSUs, performance share units, or PSUs, and deferred share units, or DSUs. Our board of directors has no current intention of making awards under the LTIP.

Stock Option Plan

The Stock Option Plan will allow for the grant of options to our directors, executive officers, employees and consultants. Our board of directors will be responsible for administering the Stock Option Plan, and the compensation committee will make recommendations to our board of directors in respect of matters relating to the Stock Option Plan. The following discussion is qualified in its entirety by the text of the Stock Option Plan.

Our board of directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under our Stock Option Plan and the LTIP will initially be equal to              plus the number of shares subject to the Legacy Option Plan’s available reserve as of the date of the closing of this offering, which is expected to represent, in the aggregate: (i) approximately             % of the Class A subordinate voting shares issued and outstanding upon closing of this offering, and (ii) approximately             % of the total Class A subordinate voting shares and Class B multiple voting shares collectively issued and outstanding upon closing of this offering.

The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP will be automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to             % of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31 of the preceding calendar year. Our board of directors, however, may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming fiscal year or to provide that any increase in the Class A subordinate voting share reserve for that year will be a lesser number of Class A subordinate voting shares.

Upon the closing of this offering, a total of              options will be outstanding under the Stock Option Plan, and the shares issuable upon exercise of such options will represent in the aggregate: (i)             % of the Class A subordinate voting shares issued and outstanding upon closing of this offering, and (ii)             % of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding upon closing of this offering. All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Stock Option Plan, as well as a number of Class A subordinate voting shares equal to the number of Class B multiple voting shares covered by expired, cancelled or forfeited options granted under the Legacy Option Plan, will automatically become available Class A subordinate voting shares for the purposes of options that may be subsequently granted under the Stock Option Plan and for purposes of the LTIP.

All options granted under the Stock Option Plan will have an exercise price determined and approved by our board of directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the                  for the five trading days ending on the last trading day before the day on which the option is granted.

An option shall be exercisable during a period established by our board of directors which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option. The Stock Option Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout-period.

The Stock Option Plan will also provide that appropriate adjustments, if any, will be made by our board of directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in order to maintain the optionees’ economic rights in respect of their options in connection with such change in capitalization, including adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including termination for cause, resignation, termination other than for cause, and retirement, death or disability:

Event	Provisions
Termination for cause	Forfeiture of all unvested options Cancellation of all unexercised options as of date of termination
Resignation	Forfeiture of all unvested options 90 days after resignation to exercise vested options
Termination other than for cause	Forfeiture of all unvested options 90 days after termination to exercise vested options
Retirement, death and disability	Forfeiture of all unvested options 90 days after event to exercise vested options

A participant’s grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our board of directors may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Our board of directors may amend the Stock Option Plan or any option at any time without the consent of the optionees provided that such amendment shall (i) not adversely alter or impair any option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the Stock Option Plan, provided however that shareholder approval shall not be required for the following amendments and our board of directors may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Stock Option Plan;

•	a change to the provisions of any option governing vesting, assignability and effect of termination of a participant’s employment;

•	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

•	a change to advance the date on which any option may be exercised under the Stock Option Plan; and

•	a change to the eligible participants of the Stock Option Plan.

For greater certainty, our board of directors shall be required to obtain shareholder approval to make the following amendments:

•	any amendment which reduces the exercise price of any option after the options have been granted or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

•	any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a black-out period;

•	any increase to the maximum number of Class A subordinate shares issuable from treasury under the Stock Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization; and

•	any amendment to the amendment provisions of the Stock Option Plan.

Except as specifically provided in an option agreement approved by our board of directors, options granted under the Stock Option Plan are generally not transferable; however, an optionee may, with the prior approval of the company, transfer options to (i) such optionee’s family or retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is the annuitant.

We currently do not provide any financial assistance to participants under the Stock Option Plan.

Legacy Option Plan

We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with this offering, each option issued and outstanding under the Legacy Option Plan will become exercisable for Class B multiple voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013. For additional information relating to options outstanding under the Legacy Option Plan, see “Description of Share Capital—Options to Purchase Securities.”

Following the closing of this offering, no additional options will be granted under the Legacy Option Plan. A total of                  options are outstanding under the Legacy Option Plan, and the Class B multiple voting shares issuable upon exercise of such options will represent in the aggregate: (i)         % of the Class B multiple voting shares issued and outstanding upon closing of this offering, and (ii)         % of the total Class A subordinate shares and Class B multiple voting shares collectively issued and outstanding upon closing of this offering. As of the date of the closing of this offering, a total of              Class B multiple voting shares are subject to the Legacy Option Plan’s available reserve, and an equal number of Class A subordinate voting shares will be included in the maximum number of Class A subordinate voting shares available for issuance under the Stock Option Plan.

The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our board of directors in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B multiple voting shares, including adjustments to the exercise price and/or the number of Class B multiple voting shares to which an optionee is entitled upon exercise of options.

In connection with this offering, the Legacy Option Plan will be amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under “—Stock Option Plan”.

LTIP

In connection with this offering we will adopt the LTIP to provide us with future flexibility in the design of our long-term incentive compensation arrangements for our directors, officers, employees and consultants (in the case of RSU and PSU grants) and directors (in the case of DSU grants). Our board of directors will be responsible for administering the LTIP, and the compensation committee will make recommendations to our board of directors in respect of matters relating to the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, our board of directors, or if authorized by our board of directors, our compensation committee, may grant LTIP Units as RSUs, PSUs or DSUs. Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP Units will be evidenced by a grant agreement with each such participant. The interest of any participant in any LTIP Unit is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, except upon the death of the participant.

In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a black-out period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such black-out period has expired.

The LTIP will provide that appropriate adjustments, if any, will be made by our board of directors in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Unless otherwise approved by our board of directors and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Unless otherwise approved by our board of directors, unvested RSUs previously credited to the participant’s account will expire in the event that the participant is terminated for cause or resigns without good reason, and will vest in the event that the participant retires, is terminated without cause, dies or is incapacitated.

A PSU participant’s grant agreement will describe the performance criteria established by our board of directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in our service or the service or employment of any of our affiliates from the date of grant until such PSU vesting date. Unless otherwise determined by our board of directors, unvested PSUs previously credited to the participant’s account will expire in the event that the participant ceases to be an eligible participant.

If a participant receiving RSUs or PSUs ceases to be an eligible participant under the LTIP due to termination (with or without cause), resignation by the participant, retirement, disability or death, all unvested RSUs previously credited to the participant’s account will expire on the termination date.

Our board of directors may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP Unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

Our board of directors may amend the LTIP or any LTIP Unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP Unit previously granted except as permitted by the terms of the LTIP, (ii) be subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for the following amendments and our board of directors may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;

•	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP Units;

•	a change to the eligible participants under the LTIP; and

•	changes that do not require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

provided that the alteration, amendment or variance does not:

•	increase the maximum number of Class A subordinate voting shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; or

•	amend the amendment provisions of the LTIP.

No such amendment to the LTIP shall cause the LTIP in respect of RSUs or PSUs to cease to be a plan described in section 7 of the Income Tax Act (Canada) or any successor to such provision and no such amendment to the LTIP shall cause the LTIP in respect of DSUs to cease to be a plan described in regulation 6801(d) of the Income Tax Act (Canada) or any successor to such provision. If any provision of the LTIP contravenes Section 409A of the U.S. Internal Revenue Code of 1986, as amended, or the Code, our board of directors may, in its sole discretion and without the participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest or penalties under Code Section 409A, or otherwise; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the participant of the applicable provision without materially increasing the cost to us and contravening Code Section 409A.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC and the Canadian Securities Administrators.

Agreements with Directors and Officers

Indemnity Agreements

Prior to the completion of this offering, we intend to enter into indemnity agreements with each of our current directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer. See “Description of Share Capital—Limitations on Liability and Indemnification of Directors and Officers.”

Employment Agreements

We have entered into employment agreements with all of our executive officers. For more information regarding certain of these agreements, see “Executive Compensation—Compensation of Executives—Executive Employment Agreements and Termination and Change in Control Benefits.”

Equity Awards

Since our inception, we have granted equity awards to all of our officers. We describe our equity plans under “Executive Compensation—Incentive Plans.”

Indebtedness of Directors, Executive Officers and Employees

None of our directors, executive officers, employees, former directors, former executive officers or former employees, and none of their associates, is indebted to us or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2014 by:

•	each of our directors and executive officers;

•	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and

•	all of our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares that a person would receive upon exercise of stock options that are exercisable within 60 days after December 31, 2014. Beneficial ownership includes the power to receive the economic benefit of ownership of the securities. Shares issuable pursuant to exercisable stock options are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of December 31, 2014, we had 72 record holders of our share capital, with 57 record holders in Canada, representing 51.6% of our outstanding share capital, and 15 record holders in the United States, representing 48.4% of our outstanding share capital.

Ownership and voting power percentages are based on no Class A subordinate voting shares and          Class B multiple voting shares outstanding as of December 31, 2014. Under our amended articles of incorporation, the Class A subordinate voting shares carry one vote per share and the Class B multiple voting shares carry ten votes per share.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. All figures in this table assume no exercise by the underwriters of their over-allotment option to purchase up to an additional          Class A subordinate voting shares from us. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Unless otherwise indicated, the address of each beneficial owner is c/o Shopify Inc., 150 Elgin Street, 8th Floor, Ottawa, Ontario, Canada K2P 1L4.

	Shares Beneficially Owned Prior to the Offering				% of Total Voting Power Before Our Initial Public Offering	Shares Beneficially Owned After the Offering					% of Total Voting Power After Our Initial Public Offering
	Class A Subordinate Voting Shares		Class B Multiple Voting Shares			Class A Subordinate Voting Shares		Class B Multiple Voting Shares
	Number	Percent	Number	Percent		Number	Percent	Number	Percent
5% Shareholders
Entities affiliated with Bessemer Venture Partners(1)	—	—		30.33%	30.33%					%
FirstMark Capital I, L.P(2) .	—	—		11.89%	11.89%					%
Klister Credit Corp.(3) .	—	—		7.50%	7.50%					%
OMERS Ventures II, L.P(4) .	—	—		6.06%	6.06%					%
Bruce McKean(5)	—	—		5.72%	5.72%					%
James Lake(6)	—	—		5.66%	5.66%					%
Entities affiliated with Georgian Partners(7)	—	—		5.49%	5.49%					%
Executive Officers and Directors
Tobias Lütke(8)	—	—		14.65%	14.65%					%
Russell Jones	—	—		* %	* %					%
Daniel Weinand(9)	—	—		2.49%	2.49%					%
Harley Finkelstein	—	—		* %	* %					%
Cody Fauser(10)	—	—		1.97%	1.97%					%
Craig Miller	—	—		* %	* %					%
Toby Shannan	—	—		* %	* %					%
Brittany Forsyth	—	—		* %	* %					%
Joseph Frasca	—	—		—	—					%
Robert Ashe	—	—		—	—					%
Steve Collins	—	—		—	—					%
Jeremy Levine(1)	—	—		30.33%	30.33%					%
Trevor Oelschig	—	—		—	—					%
John Phillips(3)	—	—		3.75%	3.75%					%
Executive Officers and Directors as a group (14 persons)(11)	—	—		56.43%	56.43%					%

*	Less than one percent.
(1)

Represents shares held, in the aggregate, by BVP VII Special Opportunity Fund L.P. (“BVP VII SOF”), Bessemer Venture Partners VII L.P. (“BVP VII”) and Bessemer Venture Partners VII Institutional L.P. (“BVP VII Inst.’’ and collectively with BVP III SOF and BVP VII, the BVP Funds). BVP VII SOF holds 2,008,510 common shares, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering, and 5,435,295 Series A convertible preferred shares, 2,738,950 Series B convertible preferred shares and 729,300 Series C convertible preferred shares, all of which will be converted into an equivalent number of Class B multiple voting shares upon consummation of this offering. BVP VII holds 1,190,230 common shares, which will be redesignated as Class B multiple voting shares immediately prior to the consummation of this offering, and 3,220,920 Series A convertible preferred shares, 1,623,085 Series B convertible preferred shares and 432,179 Series C convertible preferred shares, all of which will be converted into an equivalent number of Class B multiple voting shares upon consummation of this offering. BVP VII Inst. holds 520,725 common shares, which will be redesignated as Class B multiple voting shares immediately prior to the consummation of this offering, and 1,409,150 Series A convertible preferred shares, 710,100 Series B convertible preferred shares and 189,078 Series C convertible preferred shares, all of which will be converted into Class B multiple voting shares upon consummation of this offering. Deer VII & Co. L.P. is the general partner of the BVP Funds. Deer VII & Co. Ltd. is the general partner of Deer Co. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert. P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer Ltd. Investment and voting decisions with respect to the shares held by the

BVP Funds are made by the directors acting as a committee and as such the directors may be deemed to be beneficial owners of the shares held by the BVP funds. The address for BVP Funds entities is 1865 Palmer Avenue, Suite 104, Larchmond, NY 10538. Bessemer Venture Partners’ address is 1865 Palmer Avenue, Suite 104, Larchmond, New York 10538
(2)	Consists of 3,349,560 common shares, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering, and 2,368,320 Series A convertible preferred shares, 2,103,895 Series B convertible preferred shares and 100,000 Series C convertible preferred shares, which will be converted into an equivalent number of Class B multiple voting shares upon consummation of this offering. FirstMark Capital I GP, LLC (“FirstMark I GP”) is the general partner of FirstMark Capital I, L.P. (“FirstMark”). FirstMark Capital, LLC (“FirstMark LLC”) is the investment manager of FirstMark. Richard Heitzmann, Amish Jani and Lawrence Lenihan, Jr. are the managers of FirstMark I GP and the members of the sole member of FirstMark LLC, have voting and dispositive power over the shares held by FirstMark and therefore may be deemed to beneficially own the shares held by FirstMark.
(3)	Consists of 4,996,060 common shares, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering. One of our directors, John Phillips, is the Chief Executive Officer of Klister Credit Corp. (“Klister”), and directly or indirectly beneficially owns 50% of Klister and accordingly is considered to indirectly beneficially own 50% of our common shares owned by Klister. Mr. Phillips wife, Dr. Catherine Phillips, owns the remaining 50% of Klister. Mr. Phillips and Dr. Phillips may each be deemed to have the power to vote and/or dispose of the shares held by Klister.
(4)	Consists of 2,035,092 common shares, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering, and 2,001,764 Series C convertible preferred shares, which will be converted into an equivalent number of Class B multiple voting shares upon consummation of this offering. OMERS Ventures Management Inc. (“OVMI”) is the general partner of OMERS Ventures II, LP (“OV II LP”). OVMI is the ventures investment platform of OMERS Strategic Investments LP (“OSI”), the strategic investment arm of OMERS Administration Corporation (“OAC”). OAC is the administrator of the OMERS Primary Pension Plan and trustee of the pension funds. The OMERS Primary Pension Plan is a multi-employer pension plan providing defined pension benefits to local government employees in the Province of Ontario, Canada. OSI has been granted investment authority in respect of the OVMI investment portfolio pursuant to a delegation of investment authority from OAC. Investment and voting decisions with respect to the shares held by OV II LP are made by an investment committee comprised of the managing directors and directors of OVMI and approved by the Chief Executive Officer of OVMI and the Chief Executive Officer of OSI and as such these individuals may be deemed to have the power to vote and/or dispose of the shares held by OV II LP.
(5)	Consists of 3,813,865 common shares, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering.
(6)	Consists of 3,773,690 common shares, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering.
(7)	Represents shares held, in the aggregate, by Georgian Partners I GP Inc. (“Georgian I”), Georgian Partners II GP Inc. (“Georgian II”) and Georgian Growth Fund 1 L.P. (“Georgian Growth”) (collectively, “Georgian”). Georgian I holds 2,819,076 common shares, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering, and 117,504 Series C convertible preferred shares, which will be converted into an equivalent number of Class B multiple voting shares upon consummation of this offering. Georgian II holds 297,691 common shares, which will be redesignated as Class B multiple voting shares immediately prior to the consummation of this offering, and 117,504 Series C convertible preferred shares, which will be converted into an equivalent number of Class B multiple voting shares upon consummation of this offering. Georgian Growth holds 303,030 common shares, which will be redesignated as Class B multiple voting shares immediately prior to the consummation of this offering. Georgian I is the general partner of Georgian Partners I, GP LP, which is the general partner of Georgian Growth. Justin LaFayette, Simon Chong and John Berton are the directors (the “Georgian Directors”) of Georgian I and Georgian II. Investment and voting decisions with respect to the shares held by Georgian are made by the Georgian Directors acting as a committee.
(8)	Represents 9,000,000 common shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own. These common shares will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering. Also includes 758,629 stock options that are exercisable within 60 days after December 31, 2014. Mr. Lütke is currently a director of Shopify and an employee of Shopify.
(9)	Consists of 816,543 common shares held in trust by the Daniel Weinand Family Trust, for which Daniel Weinand serves as trustee, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering, and 842,730 stock options that are exercisable within 60 days after December 31, 2014. Mr. Weinand is currently an employee of Shopify.
(10)	Consists of 90,303 common shares held in trust for Cody Fauser by the Fauser Family Trust, for which Cody Fauser and Maria Urbina-Fauser serve as co-trustees, which will be redesignated as Class B multiple voting shares immediately prior to consummation of this offering, and 1,224,440 stock options that are exercisable within 60 days after December 31, 2014. Mr. Fauser is currently an employee of Shopify.
(11)	Consists of 32,840,514 shares beneficially owned by our current directors and executive officers and 4,752,360 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of December 31, 2014.

DESCRIPTION OF SHARE CAPITAL

General

The following is a description of the material terms of our Class A subordinate voting shares, our Class B multiple voting shares and our preferred shares, as set forth in our amended articles of incorporation that will become effective on or prior to completion of this offering.

On or immediately prior to the completion of this offering:

•	our outstanding common shares will be amended and redesignated as Class B multiple voting shares; and

•	each of our outstanding preferred shares will be converted into one Class B multiple voting share.

As a result, upon completion of this offering, our authorized share capital will consist of an unlimited number of Class A subordinate voting shares of which          will be issued and outstanding (assuming no exercise of the over-allotment option), an unlimited number of Class B multiple voting shares of which          will be issued and outstanding, and an unlimited number of preferred shares, issuable in series, none of which will be issued and outstanding.

The Class A subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

Shares

Except as described herein, the Class A subordinate voting shares and the Class B multiple voting shares have the same rights, are equal in all respects and are treated by Shopify as if they were one class of shares.

Rank

The Class A subordinate voting shares and Class B multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A subordinate voting shares and the holders of Class B multiple voting shares are entitled to participate equally in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Class A subordinate voting shares and the Class B multiple voting shares, subject to the rights of the holders of any preferred shares.

Dividends

The holders of outstanding Class A subordinate voting shares and Class B multiple voting shares are entitled to receive dividends on a share for share basis at such times and in such amounts and form as our board of directors may from time to time determine, but subject to the rights of the holders of any preferred shares, without preference or distinction among or between the Class A subordinate voting shares and the Class B multiple voting shares. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we are, or would after such payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would, as a result of such payment, be less than the aggregate of our liabilities and stated capital of all classes of shares. In the event of a payment of a dividend in the form of shares, Class A subordinate voting shares shall be distributed with respect to outstanding Class A subordinate voting shares and Class B multiple voting shares shall be distributed with respect to outstanding Class B multiple voting shares, unless otherwise determined by our board.

Voting Rights

Under our amended articles of incorporation, each Class A subordinate voting share is entitled to one vote per share and each Class B multiple voting share is entitled to 10 votes per share. After giving effect to the offering (and assuming no exercise of the over-allotment option), the Class A subordinate voting shares will collectively represent         % of our total issued and outstanding shares and         % of the voting power attached to all of our issued and outstanding shares and the Class B multiple voting shares will collectively represent         % of our total issued and outstanding shares and         % of the voting power attached to all of our issued and outstanding shares. After giving effect to the offering (and assuming the over-allotment option is exercised in full), the Class A subordinate voting shares will collectively represent         % of our total issued and outstanding shares and         % of the voting power attached to all of our issued and outstanding shares and the Class B multiple voting shares will collectively represent         % of our total issued and outstanding shares and         % of the voting power attached to all of our issued and outstanding shares.

Conversion

The Class A subordinate voting shares are not convertible into any other class of shares. Each outstanding Class B multiple voting share may at any time, at the option of the holder, be converted into one Class A subordinate voting share. Upon the first date that a Class B multiple voting share is Transferred (as defined below) by a holder of Class B multiple voting shares, other than to a Permitted Holder (as defined below) or from any such Permitted Holder back to such holder of Class B multiple voting shares and/or any other Permitted Holder of such holder of Class B multiple voting shares, the holder thereof, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class B multiple voting share into a fully paid and non-assessable Class A subordinate voting share, on a share for share basis.

In addition, all Class B multiple voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B multiple voting shares represent less than 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares as a group.

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada)) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Permitted Holders” means, in respect of a holder of Class B multiple voting shares that is an individual, the Members of the Immediate Family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class B multiple voting shares that is not an individual, an Affiliate of that holder;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

“Transfer” of a Class B multiple voting share shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, (1) a transfer of a Class B multiple voting share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (2) the transfer of, or entering into a binding agreement with respect to, Voting Control over a Class B multiple voting share by proxy or otherwise, provided, however, that the following shall not be considered a “Transfer”: (a) the grant of a proxy to our officers or directors at the request of our board of directors in connection with actions to be taken at an annual or special meeting of shareholders; or (b) the pledge of a Class B multiple voting share that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction so long as the holder of the Class B multiple voting share continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such Class B multiple voting share or other similar action by the pledgee shall constitute a “Transfer”;

“Voting Control” with respect to a Class B multiple voting share means the exclusive power (whether directly or indirectly) to vote or direct the voting of such Class B multiple voting share by proxy, voting agreement or otherwise.

A Person is “controlled” by another Person or other Persons if: (1) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (2) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subdivision or Consolidation

No subdivision or consolidation of the Class A subordinate voting shares or the Class B multiple voting shares may be carried out unless, at the same time, the Class B multiple voting shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Class Votes

Except as required by the CBCA, applicable securities laws or our amended articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:

•	change the rights, privileges, restrictions or conditions attached to the shares of that class;

•	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and

•	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.

Without limiting other rights at law of any holders of Class A subordinate voting shares or Class B multiple voting shares to vote separately as a class, neither the holders of the Class A subordinate voting shares nor the holders of the Class B multiple voting shares shall be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1) of the CBCA. Pursuant to our amended articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B multiple voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B multiple voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our amended articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our amended articles of incorporation, if certain change of control transactions provide for different treatment with respect to any consideration, on a per share basis, to be paid or otherwise distributed to the holders of our Class A subordinate voting shares and our Class B multiple voting shares, then such transactions will require the approval, by ordinary resolution, of the holders of each such class of shares, voting separately as a class.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B multiple voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B multiple voting shares, the holders of not less than 80% of the outstanding Class B multiple voting shares on completion of this offering will enter into a customary coattail agreement with Shopify and a trustee, which we refer to as the Coattail Agreement. The Coattail Agreement will contain provisions customary for dual class, TSX listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B multiple voting shares had been Class A subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B multiple voting shares by a holder of Class B multiple voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:

(a)	offers a price per Class A subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the Class B multiple voting shares;

(b)	provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Class B multiple voting shares to be sold (exclusive of Class B multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)	has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B multiple voting shares; and

(d)	is in all other material respects identical to the offer for Class B multiple voting shares.

In addition, the Coattail Agreement will not prevent the transfer of Class B multiple voting shares by a holder thereof to a Permitted Holder, provided such transfer is not or would not have been subject to the requirements to make a take-over bid or constitutes or would constitute an exempt take-over bid (as defined in applicable securities legislation). The conversion of Class B multiple voting shares into Class A subordinate voting shares, whether or not such Class A subordinate voting shares are subsequently sold, would not constitute a disposition of Class B multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Class B multiple voting shares (including a transfer to a pledgee as security) by a holder of Class B multiple voting shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B multiple voting shares are not automatically converted into Class A subordinate voting shares in accordance with our amended articles of incorporation.

The Coattail Agreement will contain provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee. Shopify will agree to pay the reasonable costs of any action that may be taken in good faith by holders of Class A subordinate voting shares pursuant to the Coattail Agreement.

The Coattail Agreement will provide that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B multiple voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement will limit the rights of any holders of Class A subordinate voting shares under applicable law.

Preferred Shares

We are authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by our board of directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, the preferred shares are entitled to preference over the Class A subordinate voting shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over Class A subordinate voting shares, Class B multiple voting shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our Class A subordinate voting shares and Class B multiple voting shares or adversely affect the rights and powers, including the voting rights, of the holders of our Class A subordinate voting shares and Class B multiple voting shares without any further vote or action by the holders of our Class A subordinate voting shares and Class B multiple voting shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Class A subordinate voting shares.

We have no current intention to issue any preferred shares.

Registration Rights

Upon completion of this offering, we will amend and restate our existing Second Amended and Restated Investors’ Rights Agreement with certain of our shareholders. This amended and restated agreement, which will be the Third Amended and Restated Investors’ Rights Agreement, will provide certain holders of our Class B multiple voting shares with registration rights in respect of (i) the Class A subordinate voting shares issuable or issued upon conversion of the Class B multiple voting shares held by such holders as of the closing of this offering, (ii) any Class A subordinate voting shares held by such holders as of the closing of this offering or any Class A subordinate voting shares issued or issuable upon conversion or exercise of any other securities issued by us and held by such holders as of the closing of this offering and (iii) any Class A subordinate voting shares issued as, or issuable upon conversion or exercise of any other securities issued as, a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above. We refer to these Class A subordinate voting shares as “registrable securities”.

We will pay the expenses, other than underwriting discounts, selling commissions and share transfer taxes incurred in connection with the registrations, filings or qualifications described below.

The registration rights described below will expire with respect to any particular holder at such time that such holder (i) can sell all of its registrable securities under Rule 144(b)(1)(i) under the Securities Act or (ii) holds less than 1% of the outstanding Class A subordinate voting shares and Class B multiple voting shares, in the aggregate, and can sell its registrable securities during any three month period under Rule 144 of the Securities Act.

Long-Form Demand Registration Rights

Beginning 180 days after the date of the final receipt for the Canadian prospectus for this offering or the effective date of the registration statement for this offering, as applicable, the holders of at least 50% of our registrable securities then outstanding can request that we qualify by prospectus in Canada and register pursuant to a registration statement in the United States all or a portion of their registrable securities, provided that the aggregate offering price, net of underwriting discounts and selling commissions, is at least $5.0 million. We are required to effect no more than two such registrations. We may postpone the filing of a prospectus or registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of registrable securities to be qualified by such underwritten offering.

Short-Form Demand Registration Rights

If at any time we are eligible to file a short form prospectus under Canadian securities laws or a registration statement on Form F-3 or F-10 under the U.S. Securities Act, the holders of at least 30% of our registrable securities then outstanding can request that we register all or a portion of their registrable securities on those forms, provided that the aggregate offering price, net of underwriting discounts and selling commissions, is at least $2.0 million. We are required to effect no more than two such registrations in any calendar year. We may postpone the filing of a prospectus or registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of registrable securities to be qualified by such underwritten offering.

Piggyback Registration Rights

If we propose to register or qualify any of our securities for sale to the public for cash consideration, we must give notice to each holder of registrable securities and cause to be qualified or registered all registrable securities that the holders of such securities request in writing be qualified or registered. These piggyback registration rights do not apply to certain registrations, including: a registration relating to any of our stock option, stock purchase or similar plans; a transaction under Rule 145 under the Securities Act; and a registration in which the only securities being registered are Class A subordinate voting shares issuable upon conversion of debt securities which are also being registered. The underwriters of any underwritten offering will have the right to limit the number of registrable securities included in the offering if the underwriters believe that their inclusion would jeopardize the success of our offering. However, in any registration for our account, after any such reduction, the Class A subordinate voting shares included for the account of participating holders of registrable securities shall be not less than 30% of the total number of securities included in such offering.

As a result of the lock-up arrangements described under “Underwriting,” the demand and piggyback registration rights granted pursuant to the Third Amended and Restated Investors’ Rights Agreement will not be exercisable during a period of 180 days after the date of the closing of this offering without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the Underwriters. See “Underwriting.”

Limitations on Liability and Indemnification of Directors and Officers

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•	acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify to the fullest extent permitted by the CBCA each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

Prior to the completion of this offering, we intend to enter into new indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

Other Important Provisions of Our Amended Articles of Incorporation, By-Laws and the CBCA

The following is a summary of certain other important provisions of our amended articles of incorporation, by-laws and certain related sections of the CBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our amended articles of incorporation and by-laws, each of which has been filed as part of the registration statement of which this prospectus forms a part, and to the CBCA.

Stated Objects or Purposes

Our amended articles of incorporation do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Residency and Independence. At least 25% of our directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of our board of directors unless 25% of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our amended articles of incorporation. The CBCA provides that any amendment to our articles to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.

Power to Vote on Matters in Which a Director is Materially Interested. The CBCA states that a director must disclose to us, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

•	relates primarily to the director’s remuneration as a director, officer, employee, agent or mandatary of us or an affiliate;

•	is for indemnity or insurance otherwise permitted under the CBCA; or

•	is with an affiliate.

Directors’ Power to Determine the Remuneration of Directors. The CBCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our amended articles of incorporation and by-laws. That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors.

Retirement or Non-Retirement of Directors Under an Age Limit Requirement. Neither our amended articles of incorporation nor the CBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Number of Shares Required to be Owned by a Director. Neither our amended articles of incorporation nor the CBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Removal of Directors by Shareholders. The CBCA provides that our shareholders may at a special meeting, by an ordinary resolution, which is a simple majority of votes cast by our shareholders who voted in respect of the resolution, remove any director or directors from office.

Duties of Directors and Officers. Our directors and officers have fiduciary duties to us under the CBCA. In exercising their powers and discharging their duties, our directors and officers must act honestly and in good faith with a view to the best interests of our company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is afforded a due diligence defence for failure to comply with any provision of the CBCA, our articles or our by-laws where he or she exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements represented to him or her by an officer of our company or in a written report of our auditor fairly to reflect the financial condition of our company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Action Necessary to Change the Rights of Holders of Our Shares

Our shareholders can authorize the alteration or amendment of our articles of incorporation to create or vary the rights, privileges, restrictions and conditions attached to any of our shares by passing a special resolution. However, the rights, privileges, restrictions and conditions attached to any class or series of shares may not be amended unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution (subject to certain exceptions for separate class votes described above under “—Shares—Certain Class Votes”). A special resolution means a resolution passed by: (a) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (b) a resolution consented to in writing by all of the shareholders entitled to vote holding the applicable class or series of shares.

Shareholder Meetings

We must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere in Canada that our directors determine.

Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor’s report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our amended by-laws will provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any further business.

Holders of our Class A subordinate voting shares and Class B multiple voting shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Amendments to our By-Laws

Our board of directors may also make, amend or repeal any by-law that regulates our business or affairs. If our directors make, amend or repeal a by-law, they are required under the CBCA to submit such action to our shareholders at the next meeting of shareholders and our shareholders may confirm, reject or amend the action by an ordinary resolution. If the action is rejected by our shareholders or if our directors do not submit the action to shareholders at the next shareholder meeting, the action will cease to be effective and no subsequent resolution of our directors to make, amend or repeal a by-law having substantially the same purpose or effect will be effective until it is confirmed by our shareholders.

Oppression Remedy

Under the CBCA, a complainant (including a shareholder, officer, director, former officer or director or any other person determined by a court to be a proper person to file such application for an oppression remedy) has the right to apply to a court for an order if an act or omission of our company or an affiliate of ours effects a result, or our business or affairs or those of an affiliate are, or have been conducted in a manner, or the powers of our directors or our affiliates’ directors are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of our company. In connection with any application so brought, the court may make any interim or final order it thinks fit.

Derivative Action

Under the CBCA, a complainant may apply to a court for leave to bring an action in the name and on behalf of our company or any of our subsidiaries, or to intervene in an existing action to which our company or any of our subsidiaries is a party for the purpose of prosecuting, defending or discontinuing the action on our or our subsidiaries’ behalf. No action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the complainant has given required notice to our directors or the directors of our subsidiary of the complainant’s intention to apply to the court if our directors or the directors of our subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in our or our subsidiary’s interests that the action be brought, prosecuted, defended or discontinued. In connection with any derivative action so brought or intervened with, the court may make any interim or final order it thinks fit.

Change of Control

Our amended articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Pursuant to our amended articles of incorporation, holders of Class A subordinate voting shares and Class B multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by ordinary resolution of the holders of our Class A subordinate voting shares and Class B multiple voting shares, each voting separately as a class.

Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, our amended articles of incorporation do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Ownership and Exchange Controls

Limitations on the ability to acquire and hold our Class A subordinate voting shares or Class B multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition. This legislation also requires any person who intends to acquire our Class A subordinate voting shares or Class B multiple voting shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, if that person (and their affiliates) would hold more than 20% in the aggregate of the votes attached to all of our outstanding voting shares and if no exemption applies. If a person already holds more than 20% in the aggregate of the votes attached to all of our outstanding voting shares, a notification must be filed when the acquisition of additional shares would bring that person’s (and their affiliates) holdings to over 50%, if certain financial thresholds are exceeded and if no exemption applies.

Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless compliance with the waiting period has been waived or the Commissioner provides written notice that he or she does not intend to challenge the acquisition. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

There is no limitation imposed by Canadian law or our amended articles of incorporation on the right of non-residents to hold or vote our Class A subordinate voting shares and Class B multiple voting shares, other than those that may be imposed by the Investment Canada Act.

The Investment Canada Act requires any person that is not a “Canadian” (as defined in the Investment Canada Act) who acquires “control” (as defined in the Investment Canada Act) of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a post-closing notification with Industry Canada. Under the Investment Canada Act, the acquisition of control of us (either through the acquisition of our Class A subordinate voting shares and Class B multiple voting shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including a U.S. investor, would be reviewable only if the book value of our assets was equal to or greater than a specified amount. The specified amount for 2015 is C$369.0 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product and is expected that the amount will be C$369.0 million for the year 2015. Where the acquisition of control is a reviewable transaction, the Investment Canada Act generally prohibits the implementation of the reviewable transaction unless, after review, the relevant Minister is satisfied that the acquisition is likely to be of net benefit to Canada.

In 2012, amendments to the Investment Canada Act were enacted. The amendments have not yet been implemented and are still pending. When these amendments are implemented, the review threshold will increase and will no longer be calculated on the basis of the book value of the Canadian business’ assets, but rather its “enterprise value.” Unless and until the “enterprise value” threshold is implemented, the review threshold remains based on the book value of the Canadian business.

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of “control” of that entity. The acquisition of less than a majority but one-third or more of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the total number of votes attached to all of the voting shares of a corporation is deemed not to be acquisition of control of that corporation subject to certain discretionary rights relative to investments involving state owned enterprises. Other than in connection with a “national security” review, discussed below, certain transactions in relation to our Class A subordinate voting shares and Class B multiple voting shares would be exempt from the Investment Canada Act including:

•	the acquisition of our Class A subordinate voting shares and Class B multiple voting shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

Under the national security regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada.” The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our Class A subordinate voting shares and Class B multiple voting shares, other than withholding tax requirements.

Advance Notice Requirements for Director Nominations

We have adopted an advance notice by-law providing that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our corporate secretary at our principal executive offices. To be timely, a shareholder’s notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder’s notice. Our board of directors may, in its sole discretion, waive any requirement under these provisions.

Choice of Forum

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action asserting a claim arising pursuant to any provision of the CBCA or our amended articles or by-laws, or (4) any action asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

Transfer Agent, Registrar and Auditor

Upon the closing of this offering, the transfer agent and registrar for our Class A subordinate voting shares in the United States will be Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada will be Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

PricewaterhouseCoopers LLP is our independent registered public accounting firm and has been appointed as our independent auditor.

Listing

We intend to apply for the listing of our Class A subordinate voting shares on the              under the symbol “SHOP” and on the TSX under the symbol “SH”. Our Class A subordinate voting shares will trade in U.S. dollars on the              and in Canadian dollars on the TSX.

Options to Purchase Securities

We have previously granted options to acquire common shares under the Legacy Option Plan. As part of the reorganization of our share capital in connection with this offering, each option issued and outstanding under the Legacy Option Plan will become exercisable for one Class B multiple voting share. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013. The terms of the Legacy Option Plan are described under “Executive Compensation—Incentive Plans—Legacy Option Plan.”

The following table shows the aggregate number of options to purchase Class B multiple voting shares outstanding as at             , assuming the reorganization of our share capital in connection with the consummation of this offering as a result of which each option issued and outstanding under our Legacy Option Plan will become exercisable for one Class B multiple voting share.

Category of Holder	Number of Options	Exercise Price per Option ($)(1)	Expiration Date
All of our executive officers and past executive officers, as a group (14 in total)			From to
All of our directors and past directors who are not also executive officers, as a group ( in total)			From to
All of our other employees and past employees, as a group ( in total)			From to
All of our consultants, as a group ( in total)			From to

(1)	Represents the weighted average exercise price of all outstanding Options to purchase Class B multiple voting shares, whether vested or unvested.

Prior Sales

The table below summarizes the issuance by Shopify of common shares or securities convertible into common shares during the 12-month period preceding the date of this prospectus. As part of the reorganization of our share capital immediately prior to the consummation of this offering, each of our outstanding common shares will be amended and redesignated as Class B multiple voting shares and each option issued and outstanding under our Legacy Option Plan will become exercisable for one Class B multiple voting share. See “Description of Share Capital” and “Management—Executive Compensation”.

Date	Type of Security	Number of Securities	Issuance/Exercise Price per Security
	Options(1)		$

(1)	Common shares issued upon the exercise of options.

Restricted Shares

As of                 , a total of                  common shares (    % of the outstanding common shares) were held in escrow by a third party escrow agent. These common shares were issued in connection with the acquisition of Jet Cooper Ltd., and will be released from escrow evenly, on a month-by-month basis, until July 31, 2016, subject to the holders’ continued employment with us. We have the right to repurchase any shares that have not been released from escrow upon the occurrence of certain events. As part of the reorganization of our share capital immediately prior to the consummation of this offering, each of our outstanding common shares will be amended and redesignated as Class B multiple voting shares.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our Class A subordinate voting shares. Future sales of our Class A subordinate voting shares in the public market, or the availability for sale of substantial amounts of our Class A subordinate voting shares in the public market, could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future. Upon closing of this offering, we will have outstanding          Class A subordinate voting shares and          Class B multiple voting shares. All of the Class A subordinate voting shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our shares in the public market could adversely affect prevailing market prices of our Class A subordinate voting shares. While we have applied to list our Class A subordinate voting shares on the              and the TSX, we cannot assure you that a regular trading market will develop in our Class A subordinate voting shares. The Class A subordinate voting shares issuable upon the conversion of the Class B multiple voting shares that will be held by our existing shareholders upon closing of this offering will be available for sale in the public market after the expiration or waiver of the lock-up arrangements described below, subject to limitations imposed by U.S. and Canadian securities laws on resale by our affiliates.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares or the average weekly trading volume of our shares on the              during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for 90 days preceding such sale. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who acquires our Class A subordinate voting shares or Class B multiple voting shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Canadian Resale Restrictions

Any sale of any of our shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of the voting rights attached to our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Lock-up Arrangements

For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see “Underwriting.”

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our Class A subordinate voting shares subject to stock options outstanding or reserved for issuance under our stock plans. The registration statement on Form S-8 will become effective automatically upon filing. Class A subordinate voting shares issued upon exercise of a stock option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

Registration Rights

Upon completion of this offering, certain holders of our Class B multiple voting shares will be entitled to rights in certain circumstances that enable such holders to require us to qualify by prospectus in Canada or pursuant to a registration statement in the United States all or any portion of the Class A subordinate voting shares issuable to them upon conversion of the Class B multiple voting shares held by them. For more information on these registration rights, see “Description of Share Capital—Registration Rights.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership and disposition of our Class A subordinate voting shares. You are urged to consult your own tax advisor concerning the tax considerations relevant to you having regard to your own circumstances, including tax considerations that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Canadian Federal Income Tax Consequences for Non-Canadian Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our Class A subordinate voting shares by a holder who acquires such Class A subordinate voting shares as beneficial owner pursuant to this offering, and who, for the purposes of the Income Tax Act (Canada) and the regulations thereto, or the Tax Act, and at all relevant times, (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with us and the underwriters, and is not affiliated with us or the underwriters, (3) holds such shares as capital property and does not use or hold, and is not deemed to use or hold, such shares in the course of carrying on, or otherwise in connection with, a business in Canada and (4) has not entered into and will not enter into, with respect to the Class A subordinate voting shares, a “derivative forward agreement” as that term is defined in the Tax Act (hereinafter, a Non-Canadian Holder). Special rules, which are not discussed in this summary, apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, the Canada-United States Tax Convention (1980), as amended, or the Treaty, all proposed amendments to the Tax Act and the Treaty publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency, or the CRA. It has been assumed that all such proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative policy or assessing practice, whether by legislative, administrative or judicial action, although no assurances can be given in this respect. The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Class A subordinate voting shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada at noon on the date such amount first arose or such other rate of exchange as may be acceptable to CRA.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Class A subordinate voting shares are urged to consult their own tax advisors having regard to their own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder by us will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25%, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Class A subordinate voting shares are considered to be paid to a Non-Canadian Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, or a qualifying person, the applicable rate of Canadian withholding tax is generally reduced to 15% (or to 5% if such Non-Canadian Holder is a qualifying person that is a company that for purposes of Article X(2)(a) of the Treaty owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. A disposition of Class A subordinate voting shares to us may in certain circumstances result in a deemed dividend.

Disposition

A Non-Canadian Holder will not be subject to Canadian tax under the Tax Act on a capital gain realized on a disposition or deemed disposition of our Class A subordinate voting shares unless, at the time of disposition, such Class A subordinate voting shares constitute “taxable Canadian property” to the Non-Canadian Holder for the purposes of the Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

If a Class A subordinate voting share is listed on a designated stock exchange (which includes the TSX) at the time it is disposed of, such Class A subordinate voting share will generally not constitute “taxable Canadian property” to a Non-Canadian Holder unless, at that time or at any particular time within the preceding 60 months,

•	25% or more of the issued shares of any class or series of our capital stock was owned by one or any combination of (1) the Non-Canadian Holder, (2) persons with whom the Non-Canadian Holder did not deal with at “arm’s length” (within the meaning of the Tax Act), and (3) partnerships in which the Non-Canadian Holder or a person described in (2) holds a membership directly or indirectly through one or more partnerships, and

•	more than 50% of the fair market value of the Class A subordinate voting share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such foregoing properties, whether or not such properties exist.

If a Class A subordinate voting share is taxable Canadian property to a Non-Canadian Holder that is a qualifying person, any capital gain realized on a disposition or deemed disposition of such share will nevertheless generally not be subject to Canadian federal income tax by virtue of the Treaty if the value of the Class A subordinate voting share at the time of the disposition or deemed disposition is not derived principally from “real property situated in Canada” for purposes of the Treaty.

A Non-Canadian Holder whose shares may constitute taxable Canadian property is urged to consult with the Non-Canadian Holder’s own tax advisors.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable of to the ownership and disposition of the Class A subordinate voting shares offered hereunder. This discussion does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, non-U.S., alternative minimum, estate or gift tax consequences of holding or disposing of the Class A subordinate voting shares offered hereunder. This discussion is limited to U.S. Holders that own less than 10% of our total Class A subordinate voting shares outstanding.

As used herein, the term “U.S. Holder” means the following persons who invest in and hold our Class A subordinate voting shares as capital assets (generally, property held for investment purposes): (1) citizens or residents of the United States; (2) corporations (or other entities classified as corporations for U.S. federal tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds our Class A subordinate voting shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective investors who are partners in partnerships (or other entities or arrangements treated as a partnership for U.S. federal tax purposes) holding our Class A subordinate voting shares are urged to consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax exempt organizations, pass through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold our Class A subordinate voting shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired our Class A subordinate voting shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, persons that hold our Class A subordinate voting shares other than as a capital asset within the meaning of the Code, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of our shares by voting power or by value. Persons considering the purchase of the Class A subordinate voting shares offered hereunder are urged to consult their tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular situations.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends

Subject to the passive foreign investment company rules below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on our Class A subordinate voting shares. The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss. Subject to the passive foreign investment company rules discussed below, we believe that we are a “qualified foreign corporation,” and therefore distributions treated as dividends and received by non-corporate U.S. Holders may be eligible for a preferential tax rate. Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders.

As discussed above under “Material Canadian Federal Income Tax Consequences for Non-Canadian Residents”, distributions to a U.S. Holder with respect to our Class A subordinate voting shares will be subject to Canadian non-resident withholding tax. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the rules applicable to the foreign tax credit rules are complex, U.S. Holders are urged to consult their own advisors concerning the application of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.

Dispositions

Subject to the passive foreign investment company rules discussed below, upon a sale or exchange of a common share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such common share. Such gain or loss will be a long-term capital gain or loss if the common share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company

A foreign corporation will be considered a passive foreign investment company, or a PFIC, for any taxable year in which (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in the foreseeable future. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Because of the above described uncertainties, there can be no assurance that the U.S. Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we are classified as a PFIC in any year a U.S. Holder owns our Class A subordinate voting shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the application of PFIC rules to their investments in our Class A subordinate voting shares and whether to make an election or protective election.

Net Investment Income Tax

Certain U.S. Holders who are individuals, estates and trusts are required to pay 3.8 percent tax on “net investment income” including, among other items, dividends and net gain from the sale or other disposition of property (other than property held in certain trades or businesses). U.S. Holders who are individuals, estates and trusts are urged to consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Class A subordinate voting shares.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in our Class A subordinate voting shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the common shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the common shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and RBC Dominion Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Class A subordinate voting shares indicated below:

Name	Number of Class A Subordinate Voting Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
RBC Dominion Securities Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A subordinate voting shares subject to their acceptance of the Class A subordinate voting shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A subordinate voting shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at any time before closing of this offering at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriters are, however, obligated to take and pay for all of the Class A subordinate voting shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Class A subordinate voting shares covered by the underwriters’ over-allotment option described below unless and until the over-allotment option is exercised.

The offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The Class A subordinate voting shares will be offered in the United States through certain of the underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Class A subordinate voting shares will be offered in each of the provinces and territories of Canada through certain of the underwriters or their Canadian affiliates who are registered to offer the Class A subordinate voting shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the Class A subordinate voting shares outside of the United States and Canada.

The underwriters initially propose to offer part of the Class A subordinate voting shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the underwriters have made a reasonable effort to sell all of the Class A subordinate voting shares at the offering price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Class A subordinate voting shares is less than the gross price paid by the underwriters to us. The Class A subordinate voting shares are being offered in the United States and Canada in U.S. dollars.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional Class A subordinate voting shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the Class A subordinate voting shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional Class A subordinate voting shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A subordinate voting shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          Class A subordinate voting shares.

Total
	Per Class A Subordinate Voting Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The total underwriting discounts and commissions to be paid by us to the underwriters represent         % of the total amount of the offering. The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, in an amount up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class A subordinate voting shares offered by them.

We intend to apply for listing of our Class A subordinate voting shares on          under the symbol “SHOP” and the TSX under the symbol “SH”. Listing will be subject to us fulfilling all the listing requirements of          and the TSX.

We and all directors and officers and the holders of substantially all of our Class B multiple voting shares, collectively representing         % of our outstanding shares and options on a fully-diluted basis (each, a locked-up party), have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the restricted period):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares, Series A, Series B or Series C convertible preferred shares,

•	Class A subordinate voting shares, Class B multiple voting shares (collectively, the subject shares) or any securities convertible into or exercisable or exchangeable for any subject shares or publicly disclose the intention to do so; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;

whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, we and each such locked-up party have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, we or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any subject shares or any security convertible into or exercisable or exchangeable for any subject shares.

In respect of our directors, officers and other shareholders who have signed lock-ups, the restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to the subject shares or other securities acquired in open market transactions after the completion of this offering; provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any Canadian securities laws or otherwise is required or voluntarily made during the restricted period in connection with any such subsequent sales of the subject shares or other securities acquired in such open market transactions;

•	the exercise of stock options or other similar awards granted pursuant to the our equity incentive plans or the vesting or settlement of awards granted pursuant to our equity incentive plans (including the delivery and receipt of subject shares, other awards or any securities convertible into or exercisable or exchangeable for subject shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any locked-party’s subject shares or any security convertible into or exchangeable for such shares issued or received upon such exercise, vesting or settlement;

•

transfers of subject shares or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; and (iii) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the Securities Act), wholly-owned subsidiary, limited partner, member or stockholder of such locked-up party, to any affiliate, wholly-owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party; provided that in the case of any transfer or distribution pursuant to this paragraph, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws, reporting a reduction in beneficial ownership of the subject shares, shall be required or shall be voluntarily made during the restricted period;

•	the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares, provided that (i) such plan does not provide for the transfer of such shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian securities laws, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of such shares may be made under such plan during the restricted period;

•	the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares to us, pursuant to agreements or rights in existence on the date hereof under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the locked-up party’s employment or other service relationship with us; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to us pursuant to the circumstances described above;

•	the transfer of subject shares or any securities convertible into or exercisable or exchangeable for such shares from a locked-up party to us (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options to purchase such shares by a locked-up party, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made pursuant to the circumstances described above;

•	the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of such shares involving a change of control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph;

•	the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by us of subject shares or any securities convertible into or exercisable or exchangeable for such shares, provided that no transfer of a locked-up party’s shares proposed to be registered pursuant to the exercise of such rights shall occur, and no registration statement shall be filed, during the restricted period; and further provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the restricted period;

•	any transfer of subject shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to us pursuant to the circumstances described above;

•	the transfer of subject shares or any securities convertible into or exercisable or exchangeable for such shares that is required to effect the recapitalization of the Company as described in this prospectus, including the conversion of convertible preferred shares of the Company into Class B multiple voting shares; or

•	the conversion of Class B multiple voting shares into Class A subordinate voting shares in accordance with their terms;

provided that in the case of the third and ninth bullets above, each donee, distributee or transferee shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.

Morgan Stanley & Co. LLC, in its sole discretion, may release the subject shares subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A subordinate voting shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A subordinate voting shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A subordinate voting shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A subordinate voting shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the Class A subordinate voting shares above independent market levels or prevent or retard a decline in the market price of the Class A subordinate voting shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In accordance with Canadian securities laws, the underwriters may not, throughout the period of distribution, bid for or purchase the Class A subordinate voting shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Class A subordinate voting shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian securities regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Class A subordinate voting shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the Class A subordinate voting shares. They may also cause the price of the Class A subordinate voting shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the             , the TSX, in the OTC market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class A subordinate voting shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. This offering is expected to close on or about             , 2015 or such later date as we and the underwriters may agree but, in any event, not later than             , 2015.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In 2011, we entered into a revolving credit facility with an affiliate of RBC Dominion Securities Inc., that is annually renewable. In 2013, the borrowing limit on this credit facility was increased to C$1.5 million. This credit facility is secured by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3%. As of the date of this prospectus, no amounts were drawn on this credit facility and C$1.05 million under the facility was pledged as collateral for letters of credit.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A subordinate voting shares. The terms and structure of this offering, including the initial public offering price, were determined solely by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price and other terms of this offering were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the prices at which the Class A subordinate voting shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the Class A subordinate voting shares will develop and continue after this offering.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, no action has been taken by us that would permit a public offering of the Class A subordinate voting shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A subordinate voting shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Class A subordinate voting shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A subordinate voting shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any of our Class A subordinate voting shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our Class A subordinate voting shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our Class A subordinate voting shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our Class A subordinate voting shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our Class A subordinate voting shares to be offered so as to enable an investor to decide to purchase any of our Class A subordinate voting shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of our Class A subordinate voting shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Class A subordinate voting shares in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Class A subordinate voting shares in this offering. All amounts listed below are estimates except the SEC registration fee, Canadian securities regulatory filing fees,                          listing fee, TSX listing fee and FINRA filing fee.

Itemized expense*	Amount
SEC registration fee	$
Canadian securities regulatory filing fees
listing fee
TSX listing fee
FINRA filing fee
Printing and engraving expenses
Transfer agent and registrar fees
Legal fees and expenses
Accounting fees and expenses
Advisory fees
Miscellaneous

Total	$

*	To be completed by amendment.

LEGAL MATTERS

The validity of the Class A subordinate voting shares being offered by this prospectus and other legal matters concerning this offering relating to Canadian law will be passed upon for us by Stikeman Elliott LLP. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. law.

EXPERTS

The consolidated financial statements as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP is a member of the Chartered Professional Accountants of Ontario. The offices of PricewaterhouseCoopers LLP are located at 99 Bank Street, Suite 800, Ottawa, Ontario K1P 1E4.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the Class A subordinate voting shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and the Class A subordinate voting shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. As a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F not later than 90 days after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules regarding insider reporting and prohibiting short-swing trading under Section 16 of the Exchange Act.

We will also be subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s Electronic Document Gathering And Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

We also maintain a website at www.shopify.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Shopify Inc.

We have audited the accompanying consolidated financial statements of Shopify Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2013 and 2014 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shopify Inc. and its subsidiaries as at December 31, 2013 and 2014 and their operations and their cash flows for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario, Canada

February 18, 2015

SHOPIFY INC.

CONSOLIDATED BALANCE SHEETS

Expressed in US $000’s, except share amounts

	Note	December 31, 2013 $	December 31, 2014 $
Assets
Current assets
Cash and cash equivalents	4, 5	83,529	41,953
Short-term investments	5	—	17,709
Trade and other receivables	6	3,391	7,227
Other current assets	7	1,081	1,495

		88,001	68,384

Long term assets
Property and equipment	8	4,488	21,728
Intangible assets	9	926	2,708
Goodwill	10	2,373	2,373

		7,787	26,809

Total assets		95,788	95,193

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11	5,565	12,514
Current portion of deferred revenue		4,146	6,775
Current portion of lease incentives	12	330	485

		10,041	19,774

Long term liabilities
Deferred revenue		210	394
Lease incentives	12	156	7,293

		366	7,687

Commitments and contingencies	14
Shareholders’ equity
Series A convertible preferred shares; 13,025,765 (2013—13,025,765) shares authorized, issued and outstanding (aggregate liquidation preference of $5,500)	15	5,346	5,346
Series B convertible preferred shares; 7,247,070 (2013—7,247,070) shares authorized, issued and outstanding (aggregate liquidation preference of $12,000)	15	11,952	11,952
Series C convertible preferred shares; 6,886,442 (2013—6,886,442) shares authorized, issued and outstanding (aggregate liquidation preference of $70,000)	15	69,758	69,758
Common shares—unlimited shares authorized; 39,310,446 (2013–38,563,121) issued and outstanding	15	3,009	4,055
Additional paid-in capital	15	2,069	5,685
Accumulated deficit		(6,753)	(29,064)

Total shareholders’ equity		85,381	67,732

Total liabilities and shareholders’ equity		95,788	95,193

The accompanying notes are an integral part of these consolidated financial statements.

SHOPIFY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000’s, except share and per share amounts

		Years ended
	Note	December 31, 2012 $	December 31, 2013 $	December 31, 2014 $
Revenues
Subscription solutions		19,200	38,339	66,668
Merchant solutions		4,513	11,913	38,350

	19	23,713	50,252	105,018

Cost of revenues
Subscription solutions		4,291	8,504	16,790
Merchant solutions		485	5,009	26,433

		4,776	13,513	43,223

Gross profit		18,937	36,739	61,795

Operating expenses
Sales and marketing		12,262	23,351	45,929
Research and development, net of refundable tax credits of $1,295 (2012—$902; 2013—$891)		6,452	13,682	25,915
General and administrative		1,737	3,975	11,566

Total operating expenses		20,451	41,008	83,410

Loss from operations		(1,514)	(4,269)	(21,615)

Other income (expenses)
Interest income, net		50	42	57
Loss on asset disposal		—	(73)	(100)
Foreign exchange gain (loss)		232	(537)	(653)

		282	(568)	(696)

Net loss and comprehensive loss		(1,232)	(4,837)	(22,311)

Basic and diluted net loss per share attributable to common shareholders	16	(0.03)	(0.13)	(0.57)
Weighted average shares used to compute net loss per share attributable to common shareholders	16	36,155,333	37,248,710	38,940,252
Pro forma basic and diluted net loss per share attributable to common shareholders (unaudited)	16			(0.34)
Weighted average shares used to compute pro forma net loss per share attributable to common shareholders (unaudited)	16			66,099,529

The accompanying notes are an integral part of these consolidated financial statements.

SHOPIFY INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Expressed in US $000’s, except share amounts

	Series A Convertible Preferred Shares		Series B Convertible Preferred Shares		Series C Convertible Preferred Shares		Common Shares		Additional Paid-In Capital $		Total $
	Shares	Amount $	Shares	Amount $	Shares	Amount $	Shares	Amount $		Accumulated Deficit $
As at December 31, 2011	13,025,765	5,346	7,247,070	11,952	—	—	35,515,880	1,457	513	(684)	18,584
Exercise of stock options	—	—	—	—	—	—	335,000	91	(34)	—	57
Stock-based compensation	—	—	—	—	—	—	—	—	268	—	268
Issuance of common stock—business acquisition	—	—	—	—	—	—	314,510	152	—	—	152
Vesting of restricted shares	—	—	—	—	—	—	288,325	140	—	—	140
Net loss and comprehensive loss for the year	—	—	—	—	—	—	—	—	—	(1,232)	(1,232)

As at December 31, 2012	13,025,765	5,346	7,247,070	11,952	—	—	36,453,715	1,840	747	(1,916)	17,969
Exercise of stock options	—	—	—	—	—	—	1,658,197	445	(150)	—	295
Stock-based compensation	—	—	—	—	—	—	—	—	1,472	—	1,472
Issuance of common stock—business acquisition	—	—	—	—	—	—	96,479	404	—	—	404
Vesting of restricted shares	—	—	—	—	—	—	354,730	320	—	—	320
Issuance of Series C Convertible preferred shares, net of issuance costs of $242	—	—	—	—	6,886,442	69,758	—	—	—	—	69,758
Net loss and comprehensive loss for the year	—	—	—	—	—	—	—	—	—	(4,837)	(4,837)

As at December 31, 2013	13,025,765	5,346	7,247,070	11,952	6,886,442	69,758	38,563,121	3,009	2,069	(6,753)	85,381
Exercise of stock options	—	—	—	—	—	—	305,649	395	(255)	—	140
Stock-based compensation	—	—	—	—	—	—	—	—	3,871	—	3,871
Vesting of restricted shares	—	—	—	—	—	—	441,676	651	—	—	651
Net loss and comprehensive loss for the year	—	—	—	—	—	—	—	—	—	(22,311)	(22,311)

As at December 31, 2014	13,025,765	5,346	7,247,070	11,952	6,886,442	69,758	39,310,446	4,055	5,685	(29,064)	67,732

The accompanying notes are an integral part of these consolidated financial statements.

SHOPIFY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000’s

		Years ended
	Note	December 31, 2012 $	December 31, 2013 $	December 31, 2014 $
Cash flows from operating activities
Net loss for the year		(1,232)	(4,837)	(22,311)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation		767	1,758	4,672
Stock-based compensation		268	1,446	3,792
Vesting of restricted shares		140	320	651
Loss on asset disposal		—	73	100
Unrealized foreign exchange (gain) loss		(140)	62	524
Changes in lease incentives		(17)	236	7,292
Changes in deferred revenue		1,814	1,945	2,813
Changes in non-cash working capital items	18	441	393	1,666

Net cash provided by (used in) operating activities		2,041	1,396	(801)

Cash flows from investing activities
Purchases of short-term investments		—	—	(20,131)
Sales of short-term investments		—	—	2,375
Acquisitions of property and equipment		(1,706)	(3,462)	(20,573)
Proceeds from disposal of property and equipment		—	—	90
Acquisitions of intangible assets		(310)	(1,042)	(2,127)
Acquisitions of businesses, net of cash acquired		(779)	(828)	—

Net cash used in investing activities		(2,795)	(5,332)	(40,366)

Cash flows from financing activities
Issuance of Series C convertible preferred shares, net of issuance costs		—	69,758	—
Proceeds from the exercise of stock options		57	295	140

Net cash provided by financing activities		57	70,053	140

Effect of foreign exchange on cash and cash equivalents		36	(243)	(549)

Net increase (decrease) in cash and cash equivalents		(661)	65,874	(41,576)
Cash and cash equivalents—Beginning of year		18,316	17,655	83,529

Cash and cash equivalents—End of year		17,655	83,529	41,953

Supplemental non-cash items:	18

The accompanying notes are an integral part of these consolidated financial statements.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

1	Nature of Business

Shopify Inc. (“Shopify” or “the Company”) was incorporated as a Canadian corporation on September 28, 2004.

The Company’s mission is to make commerce better for everyone. The Company provides a leading cloud-based commerce platform designed for small and medium-sized businesses. Using a single interface, the Company’s merchants can design, set up and manage their shops across multiple sales channels, including web, tablet and mobile storefronts, social media storefronts, and brick-and-mortar and pop-up shops. The Company’s platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, build customer relationships and leverage analytics and reporting. The Company’s platform is engineered to enterprise-level standards and functionality while designed for simplicity and ease-of-use.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2	Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Shopify Payments (Canada) Inc., incorporated in Canada; Shopify Payments (USA) Inc., incorporated in Delaware, United States; Shopify Data Processing (USA) Inc., incorporated in Delaware, United States; Shopify LLC, incorporated in Delaware, United States; Jet Cooper Ltd., incorporated in Canada; and Atatomic Inc., incorporated in Canada. All intercompany accounts and transactions have been eliminated upon consolidation.

The consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP”).

3	Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that are subject to estimation and assumptions include: estimates related to contingencies and refundable tax credits; chargebacks on Shopify Payments transactions that are unrecoverable from merchants; recoverability of deferred tax assets; fair values of assets and liabilities acquired in business combinations; capitalization of software development costs; estimated useful life of property and equipment and intangible assets; and assumptions used when employing the Black-Scholes valuation model to estimate the fair value of common shares and stock-based awards. Actual results may differ from the estimates made by management.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

Segment Information

The Company’s “chief operating decision maker” is the Chief Executive Officer. The Chief Executive Officer reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluation of financial performance. Accordingly, the Company has determined that it operates as a single operating and reportable segment.

Revenue Recognition

The Company’s sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue when all of the following criteria are met:

•	There is persuasive evidence of an arrangement;

•	The services have been or are being provided to the merchant;

•	The amount of fees to be paid by the merchant is fixed or determinable; and

•	The collection is reasonably assured.

The Company follows the guidance provided in ASC 605-45, Principal Agent Considerations for determining whether the Company should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from the sales of Apps on a net basis as it has been determined that the Company is the Agent in the arrangement with merchants. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement, in that it is the primary obligor for providing services, assumes the risk of any loss or changes in costs, and has pricing flexibility.

Subscription Solutions

Subscription revenue is recognized on a rateable basis over the contractual term. The terms range from monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a rateable basis over the requisite service period. The Company earns revenue based on the services it delivers either directly to its merchants or indirectly through resellers.

The Company also sells separately priced Themes, Apps and Domains to merchants for which revenue is recognized at the time of the sale. Revenue from Themes, as well as Apps and Domains have been classified within Subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

Merchant Solutions

The Company generates merchant solutions revenue from fees that it charges merchants on their customer orders processed through Shopify Payments. The Company also derives revenue relating to other transaction services and referral fees, as well as from the sale of Point-of-Sale (POS) hardware. For the sale of POS hardware, revenue is recognized when title passes to the merchant, in accordance with the shipping terms. Revenues earned from Shopify Payments, and transaction services and referral fees are recognized at the time of the transaction.

Cost of Revenues

The Company’s cost of revenues consists of payments for Themes and Domain registration, credit card fees, hosting infrastructure costs, an allocation of costs incurred by both the operations and support functions, and amortization of capitalized software development costs. In addition, included in the cost of merchant solutions are costs associated with credit card processing and chargebacks related to Shopify Payments and the cost of POS hardware.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company capitalizes all direct and incremental costs incurred during the application phase, until such time when the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Capitalized costs are recorded as part of Intangible assets in the consolidated balance sheets. Maintenance costs are expensed as incurred.

Internal use software is amortized on a straight-line basis over its estimated useful life of two to three years.

Deferred Offering Expenses

Incremental direct costs incurred in connection with a proposed offering of the Company’s shares are deferred on the balance sheet, as incurred, and applied as a reduction of the relevant share capital account upon completion of the offering. Such costs are written-off to expense if the offering is aborted prior to completion. The Company has not deferred any such costs as of December 31, 2013 and 2014.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in Sales and marketing expenses during the years ended December 31, 2012, 2013, and 2014 were $7,039, $14,447, and $31,093 respectively.

Operating Leases

The total payments and costs associated with operating leases, including leases that contain lease inducements and uneven payments, are aggregated and amortized on a straight-line basis over the initial lease term of each respective agreement.

Foreign Currency Transactions

The functional and reporting currency of the Company and its subsidiaries is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are re-measured to United States dollars using the exchange rates at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in United States dollars using historical exchange rates. Revenues and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s Consolidated Statements of Operations as Foreign exchange gain (loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities at their acquisition date of three months or less to be cash equivalents.

Short-Term Investments

The Company’s short-term investments consist of U.S federal and corporate bonds and mature within 12 months from the date of purchase. Short-term investments are classified as held-to-maturity at the time of purchase and this classification is re-evaluated as of each balance sheet date. Held-to-maturity securities represent those securities that the Company has both the intent and ability to hold to maturity and are carried at amortized cost, which approximates their fair market value. Interest on these securities, as well as amortization/accretion of premiums/ discounts, are included in interest income. All investments are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in Other income (expenses) in the Consolidated Statements of Operations and Comprehensive Loss.

Derivatives

The Company generally holds foreign exchange forward contracts to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar denominated

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

costs and current and future obligations. The Company recognizes these derivative financial instruments as either assets or liabilities and measures them at fair value. The Company has elected to not apply hedge accounting therefore changes in the fair value of these derivative instruments will affect their balance sheet amounts and the resulting gain or loss will be reflected as Foreign exchange gains (losses) in the Consolidated Statements of Operations and Comprehensive Loss.

Concentration of Credit Risk

The Company’s cash and cash equivalents, short-term investments, trade and other receivables, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large Canadian and United States banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with short-term investments by adhering to its investment policy which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash equivalents and short-term investments earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the United States dollar. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

Fair Value Measurements

The carrying amounts for cash and cash equivalents, short-term investments, trade receivables, other receivables, trade accounts payable and accruals, and employee related accruals approximate fair value due to the short-term maturities of these instruments.

The Company measures the fair value of its financial assets and liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Computer equipment is depreciated over three years while office furniture and equipment are depreciated over four years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases, which range from three to thirteen years.

The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset to the net carrying value of the asset. If the estimated undiscounted future cash flows associated with the asset are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Purchased software and other intangible assets are amortized over three years while capitalized software development costs are amortized into cost of revenues over a two or three-year period.

The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset to the net carrying value of the asset. If the estimated undiscounted future cash flows associated with the asset are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually in the fourth quarter of each year. Should certain events or indicators of impairment occur between annual impairment tests, the Company will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include the following: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s fair value; a significant adverse change in the business climate; and slower growth rates.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting units, and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a two-step test for impairment of goodwill. The first step of the test compares the fair value of the reporting unit with the carrying value of its net assets. If the fair value of the reporting unit is greater than its carrying value, no impairment results. If the fair value of the reporting unit is less than its carrying value, the Company performs the second step of the test for impairment of goodwill. During the second step of the test, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill. If the implied fair value of goodwill is less than the carrying value, an impairment charge would be recorded in the Consolidated Statements of Operations. The Company has one reporting unit and evaluates goodwill for impairment at the entity level.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements. The Company classifies accrued interest and penalties related to liabilities for income taxes in income tax expense.

Refundable Tax Credits

Tax credits related to Scientific Research and Experimental Development (SR&ED) expenditures are accounted for using the flow-through method. Refundable tax credits

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

are accounted for, in the period in which the related expenditures are incurred, as a direct reduction of research and development or capitalized costs. Non-refundable tax credits, which may only be used to reduce future taxes otherwise payable, are recorded as an income tax recovery in the period in which their realization is considered more likely than not.

Stock-Based Compensation

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the Consolidated Statements of Operations as an operating expense over the requisite service period. The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock-based payment awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Stock Option Plan are from treasury.

In connection with prior period business acquisitions, the Company has also issued restricted shares. The restricted shares vest evenly, on a month-by-month basis and are contingent on future services being provided. As a result, the restricted shares are considered post business combination services and are accounted for as compensation expense and not as part of purchase accounting. The fair value of the restricted shares is derived from the fair value of the Company’s common shares, which was determined by an independent valuation firm, based on input, feedback and review by the Company’s management, at or around the same time as the related transactions and in combination with other available market data.

Earnings Per Share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average fair value of the common shares during the year.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard becomes effective for reporting periods beginning after December 15, 2016, with no early adoption permitted. The Company is currently assessing the impact of this new standard.

4	Cash and Cash Equivalents

As of December 31, 2013, and 2014, the Company’s cash and cash equivalents balance of $83,529 and $41,953 respectively, included $4,410 and $36,065, respectively, of money market funds and term deposits that bear interest at rates ranging from 0.01% to 1.0%, and Nil and $1,050 CAD, respectively, of restricted cash which has been pledged as collateral against the Company’s operating line as discussed in Note 13.

5	Financial Instruments

As of December 31, 2014, the Company’s financial instruments, measured at fair value on a recurring and non-recurring basis, were as follows.

	Amount at Fair Value $	Fair Value Measurements Using
		Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
Money market funds	31,271	31,271	—	—
Canadian guaranteed investment certificates	1,294	1,294	—	—
U.S. term deposits	3,500	3,500	—	—
Short-term investments:
U.S. federal bonds	5,502	5,502	—	—
Corporate bonds	12,207	—	12,207	—
Derivatives:
Foreign exchange forward contracts	7	—	7	—

All instruments mature within the next year of the consolidated balance sheet date.

As of December 31, 2013, cash equivalents included Canadian Guaranteed Investment Certificates and U.S. Term Deposits totalling $4,410 which were measured using Level 1 inputs. As of December 31, 2013, the Company had a liability of $37 relating to its foreign exchange forward contracts which were measured using Level 2 inputs.

The fair value of foreign exchange forward contracts is based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

There were no transfers between Levels 1, 2 and 3 during the year.

6	Trade and Other Receivables

	2013 $	2014 $
Leasehold incentives receivable	—	3,158
Refundable tax credits	1,707	1,959
Trade receivables	846	838
Unbilled revenues	284	704
Sales taxes receivable	460	499
Other receivables	94	69

	3,391	7,227

Unbilled revenues represent amounts not yet billed to merchants related to transaction fees up to the consolidated balance sheet date.

7	Other Current Assets

	2013 $	2014 $
Prepaid expenses	681	1,023
POS hardware	201	290
Deposits	181	175
Foreign exchange forward contracts	—	7
Other	18	—

	1,081	1,495

As of December 31, 2013, the Company held foreign exchange forward contracts to convert $10,000 USD into $10,608 CAD at exchange rates ranging from 1.0599 to 1.0617 and the fair value of these contracts was a liability of $37. As of December 31, 2014, the Company held foreign exchange forward contracts to convert $6,000 USD into $6,974 CAD at exchange rates ranging from 1.1618 to 1.1630. These contracts expire between January 12, 2015 and March 11, 2015 and the fair value of these contracts as of December 31, 2014 was an asset of $7. During the years ended December 31, 2012, 2013, and 2014, the use of foreign exchange forward contracts resulted in a net foreign exchange gain of $55 and losses of $489 and $368 respectively.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

8	Property and Equipment

	2013
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	2,737	958	1,779
Computer equipment	3,151	1,096	2,055
Office furniture and equipment	902	248	654

	6,790	2,302	4,488

	2014
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	15,014	352	14,662
Computer equipment	7,346	2,415	4,931
Office furniture and equipment	2,506	371	2,135

	24,866	3,138	21,728

The following table illustrates the classification of depreciation in the Consolidated Statements of Operations.

	2012 $	2013 $	2014 $
Cost of revenues	96	572	1,599
Sales and marketing	208	344	795
Research and development	308	466	1,253
General and administrative	50	98	351

	662	1,480	3,998

9	Intangible Assets

	2013
	Cost $	Accumulated amortization $	Net book value $
Software development costs	656	115	541
Purchased software	623	274	349
Domain names	86	50	36

	1,365	439	926

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

	2014
	Cost $	Accumulated amortization $	Net book value $
Software development costs	1,925	445	1,480
Purchased software	1,806	588	1,218
Domain names	90	80	10

	3,821	1,113	2,708

Internal software development costs of nil, $656, and $1,269 were capitalized during the years ended December 31, 2012, 2013, and 2014 respectively, and are included in Intangible assets in the accompanying Consolidated Balance Sheets. Amortization expense related to the capitalized internally developed software was $115, and $330 for the years ended December 31, 2013, and 2014 respectively, and is included in cost of revenues in the accompanying Consolidated Statements of Operations.

The following table illustrates the classification of amortization expense related to Intangible assets in the Consolidated Statements of Operations.

	2012 $	2013 $	2014 $
Cost of revenues	15	240	608
Sales and marketing	33	32	33
Research and development	49	5	20
General and administrative	8	1	13

	105	278	674

Estimated future amortization expense related to intangible assets, as at December 31, 2014 is as follows.

Fiscal Year	Amount $
2015	1,081
2016	872
2017	671
2018	84

Total	2,708

10	Goodwill

The Company’s goodwill was recognized upon the acquisitions of Select Start Studios Inc., Jet Cooper Ltd. and Atatomic Inc., and is attributable to the Company’s single reporting unit.

During the fourth quarter of fiscal 2014, the Company completed its annual impairment test of goodwill. The Company elected to bypass the qualitative analysis and used a two-step quantitative analysis. Using the enterprise value, the Company

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

concluded that the fair value of the single reporting unit exceeded its carrying amount and therefore there was no requirement to proceed with step two.

No goodwill impairment was recognized in the years ended December 31, 2012, 2013 and 2014.

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 are as follows.

	2013 $	2014 $
Balance, beginning of the year	831	2,373
Increase related to acquisitions	1,542	—

Balance, end of the year	2,373	2,373

11	Accounts Payable and Accrued Liabilities

	2013 $	2014 $
Trade accounts payable and trade accruals	3,285	8,186
Accrued sales taxes	—	2,182
Other payables and accrued liabilities	761	1,607
Employee related accruals	1,519	539

	5,565	12,514

12	Lease Incentives

At the end of 2013, the Company gave notice of lease termination for 126 York Street, Ottawa Canada. As a result of early termination the Company was subject to an early termination fee of $206, which was recognized in fiscal 2013.

At the end of 2013, the Company also decided to vacate its adjoining leased space at 130 York Street, Ottawa, Canada. The cease-use date was November 22, 2013 and the Company has recognized a liability on that date in the amount of $237, which represented the fair value of future minimum lease payments, less estimated sublease rentals, which will continue through to June 30, 2016, with no future economic benefit to the Company.

During fiscal 2014, as detailed in Note 14, the Company occupied two new leased facilities at 150 Elgin Street, Ottawa, Canada and 80 Spadina Avenue, Toronto, Canada. As a result, the Company recognized lease incentives totalling $7,585 which are considered in determining the straight-line expense recorded over the lease terms.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

The following table represents the details of the Company’s lease incentives balance as of December 31.

	2013 $	2014 $
Lease incentives:
150 Elgin, Ottawa, ON, Canada	—	6,507
80 Spadina, Toronto, ON, Canada	—	1,029
Lease termination liability	238	—
Cease-use liability	248	149
Lease restoration liability	—	93

	486	7,778
Less: Current portion	330	485

Long-term portion	156	7,293

During fiscal 2014 the Company amortized $386 of its lease incentives as a reduction of rental expense and recognized leasehold improvements in the amount of $93 relating to the Company’s lease restoration liability.

13	Credit Facility

In 2011, the Company established a revolving line of credit with a financial institution. The credit facility is renewable annually for borrowing of up to $1,500 CAD. The line is collateralised by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3% (3.3% as of December 31, 2013 and 2014). As of December 31, 2013 the Company had drawn nil under the facility. As of December 31, 2014, $1,050 CAD under the facility was pledged as collateral for letters of credit.

14	Commitments and Contingencies

Operating Leases

The Company leases space for its offices. The Company’s principal lease is for its head office, which is located at 150 Elgin Street in Ottawa, Canada. This lease covers a twelve-year and ten month period that began on March 1, 2014. The lease includes an option to renew for a further five years. The Company received leasehold incentives in the form of rent-free periods and fit-up allowances. The lease agreement also includes scheduled rent increases that are not dependent on future events and therefore the lease payments are being accounted for on a straight-line basis over the entire term of the lease.

The Company also maintains Canadian office locations in Toronto, Montreal and Kitchener-Waterloo. In the year ended December 31, 2013, the Company entered into a seven-year lease in Toronto that began on January 1, 2014. The lease includes an option to renew for a further five years. The Company received leasehold incentives in the form of rent-free periods and fit-up allowances. The lease agreement also includes scheduled

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

rent increases that are not dependent on future events and therefore the lease payments are being accounted for on a straight-line basis over the entire term of the lease. In Montreal, the Company has entered into a 3.5-year lease that began on October 31, 2013.

In the year ended December 31, 2012, 2013, and 2014 rent expense totalled $407, $1,178 and $4,547 respectively.

Amounts of minimum future annual rental payments under non-cancellable operating leases in each of the next five years and thereafter are as follows.

Fiscal Year	Amount $
2015	5,044
2016	5,771
2017	7,100
2018	7,109
2019	7,163
Thereafter	45,630

Total future minimum lease payments	77,817

Sales Taxes

In fiscal 2014, the Company determined that it owed amounts related to sales and use taxes in various states and local jurisdictions and as a result recorded a sales tax liability of $2,182 which has been included in general and administrative expenses for the year ended December 31, 2014. During the first quarter of 2015, the Company commenced the necessary steps to register in applicable states, file voluntary disclosure agreements and begin to charge sales taxes to its merchants.

Litigation and Loss Contingencies

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, the company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on our business, consolidated financial position, results of operation, or cash flows

15	Shareholders’ Equity

Common Shares

As of December 31, 2014, the Company is authorized to issue an unlimited number of common shares.

Holders of common shares are entitled to one vote per common share, subject in all cases to the rights of the preferred shares; the right to receive dividends when declared

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

by the Board of Directors, subject to the prior rights of the preferred shares; and upon a liquidation event, all remaining property and assets of the Company after payment to the holders of the preferred shares.

Convertible Preferred Shares

As of December 31, 2014, the Company has issued 27,159,277 convertible preferred shares, of which 13,025,765 are designated Series A, 7,247,070 are designated Series B and 6,886,442 are designated Series C. In October and December 2010 the Company issued 13,025,765 Series A shares for gross proceeds of $5,500 with issuance costs of $154. In September 2011 the Company issued 7,247,070 Series B shares for gross proceeds of $12,000 with issuance costs of $48. In October 2013, the Company issued 3,443,221 Series C shares for gross proceeds of $35,000. Subsequently, in November 2013, the Company issued an additional 3,443,221 Series C shares for gross proceeds of $35,000. The total issuance costs incurred for the Series C financings in fiscal 2013 amounted to $242. The Company has determined, based on the applicable guidance that there are no embedded features present that require separate classification as a liability, and as such the entire value as been recorded in Shareholders’ Equity.

The holders of convertible preferred shares have the following rights.

Dividends Preference—The holders of Series A, Series B, and Series C shares have the right to receive dividends, on a pari passu basis and in preference to any dividends paid to the holders of common shares, at a rate of $0.02956, $0.1159, and $0.71154 per share per annum, respectively, when and as declared by the Board of Directors. Such dividends shall not be cumulative. To date, no such dividends have been declared.

Liquidation Preference—In the event of the liquidation of the Company, the holders of Series A, Series B, and Series C shares shall be entitled to receive, in preference to the holders of common shares, amounts equal to $0.42224, $1.65584, and $10.1649 per share, respectively (being the original issue price of such shares) plus any dividends then declared but unpaid. A liquidation event means generally: (1) the liquidation, dissolution or winding-up of the Company; (2) a reduction of capital; (3) unless a majority of preferred shareholders elect otherwise, an amalgamation, merger, plan of arrangement or consolidation, or the disposition of all or substantially all of the assets of the Company; or (4) other distribution of the Company’s assets among shareholders by way of repayment of capital.

Conversion Rights—The holders of Series A, Series B, and Series C shares may convert their shares into shares of the Company’s common shares, on a one-to-one basis, at any time, at their option. The conversion price for each series of preferred shares shall be reduced if additional common shares are issued or deemed issued at a lower price than it was in each series of preferred shares, or shall be adjusted for stock splits and combinations, for certain dividends or distributions, or certain mergers or reorganizations, all subject to customary exceptions. All outstanding Series A, Series B, and Series C shares shall automatically be converted into shares of the Company’s common shares upon the closing of an initial public offering of the Company’s common shares resulting in gross proceeds payable to the Company of at least $40,000 or at any

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

time upon the approval of a majority of the holders of Series A, Series B, and Series C shares voting together as a single class on an as-converted basis and the approval of holders of a majority of Series C shares voting separately as a single class on an as-converted basis.

Voting Rights—The voting rights of the holders of Series A, Series B, and Series C shares are entitled to the number of votes equal to the number of common shares into which their preferred shares are convertible as of the record date.

Stock-Split

On April 12, 2013, the Company executed a 5 for 1 stock-split. All references to shares issuances, stock options and per share data have been retroactively adjusted to reflect this stock-split.

Stock-Based Compensation

In 2008, the Board of Directors adopted and the Company’s shareholders approved the Stock Option Plan (“the Stock Option Plan”). Under the Stock Option Plan, the Board of Directors was authorized to grant options to purchase common shares to both employees and non-employees. The Compensation Committee, or in their absence, the Board of Directors, was given the authority to set the exercise prices of all options granted based upon not less than the fair market value of the common shares of the Company on the date of grant. In October 2010, an amendment was made to the Stock Option Plan to set all future option grants, unless otherwise specified by the Board at the time of grant, on a uniform vesting schedule over four years with 25% vesting after one year and the remainder vesting 1/48 each month thereafter. In April 2013, an amendment was made to the Stock Option Plan to provide that the term of the options shall be exercisable until the tenth anniversary of their grant date. In December 2013 the Board of Directors approved a modification to the Stock Option Plan which allows for uniform vesting at 1/48 each month starting immediately in the first month after an option grant for any grant issued to employees subsequent to their initial grant. At that time, the Board of Directors also approved a modification that changed the initial vesting commencement date from three months following the employment or engagement start date to the actual employment or engagement start date.

In December 2014, the Board of Directors passed a resolution increasing the number of shares reserved for issuance under the Stock Option Plan by 2,525,262. Therefore, as of December 31, 2014, the number of shares reserved for issuance under the stock option plan was 18,216,207.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

A summary of option activity under the Stock Option Plan is as follows.

	Quantity of options	Weighted average price $
Options outstanding December 31, 2011	9,374,210	0.15
Granted	3,423,755	0.36
Exercised	(335,000)	0.17
Forfeited	(477,500)	0.15

Options outstanding December 31, 2012	11,985,465	0.21
Granted	2,961,250	0.94
Exercised	(1,658,197)	0.18
Forfeited	(550,625)	0.33

Options outstanding December 31, 2013	12,737,893	0.38
Granted	2,985,495	5.28
Exercised	(305,649)	0.46
Forfeited	(386,351)	1.40

Options outstanding December 31, 2014	15,031,388	1.32

The 3,423,755 options granted during the year ended December 31, 2012 were determined to have a weighted average grant date fair value of $0.19. The 2,961,250 options granted during the year ended December 31, 2013 were determined to have a weighted average grant date fair value of $3.11. The 2,985,495 options granted during the year ended December 31, 2014 were determined to have a weighted average grant date fair value of $5.63.

Additional information regarding options outstanding as of December 31, 2014 is as follows.

	Options Outstanding			Options Exercisable
Exercise Price	Quantity of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Quantity of Options	Weighted Average Exercise Price
CAD 0.12	1,996,859	3.70	CAD 0.12	1,996,859	CAD 0.12
CAD 0.16	2,109,288	5.60	CAD 0.16	2,103,038	CAD 0.16
$0.15	2,598,125	6.50	$0.15	2,211,884	$0.15
$0.36	2,953,871	7.52	$0.36	1,810,824	$0.36
$0.74	2,245,000	8.52	$0.74	825,101	$0.74
$3.16	209,250	8.97	$3.16	63,548	$3.16
$3.77	538,250	9.25	$3.77	94,379	$3.77
$4.22	446,250	9.49	$4.22	13,625	$4.22
$5.17	409,000	9.75	$5.17	1,458	$5.17
$6.22	1,525,495	9.96	$6.22	—	—

	15,031,388	7.16	$1.32	9,120,716	$0.30

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2012, 2013, and 2014 was $65, $10,591, and $1,231. The aggregate

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

intrinsic value of stock options vested and expected to vest, as of December 31, 2013, and 2014 was $21,045 and $73,642 respectively.

As of December 31, 2013, and 2014, there was $7,972 and $16,574, respectively, of remaining unamortized compensation cost related to unvested stock options granted to the Company’s employees. This cost will be recognized over an estimated weighted-average remaining period of 3.24 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

The Company determines it share-based compensation as follows.

Valuation and Amortization Method—The Black-Scholes single option approach is used, which determines a single value for each grant; in addition, the Company’s policy is to amortize that value over the vesting term on a straight-line basis, net of estimated forfeitures. Assumptions used in the Black-Scholes option model include the expected: share value, term, volatility, risk-free interest rate, and dividend yield. The assumptions used in our option-pricing model represent management’s best estimate. These estimates involve uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

Fair Value of Common Shares—The value of the Company’s shares is determined by its board of directors. Valuations of the Company’s shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountant Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Expected Term—As the Company does not have sufficient history of exercises to be able to rely upon the resulting data, it has elected to use the simplified method to compute the expected term by taking the average of the vesting term and the original contractual term of the awards.

Expected Volatility—The Company estimates volatility for option grants by evaluating the average historical volatility of peer group companies for the period immediately preceding the option grant.

Risk-Free Interest Rate—The Company bases the risk-free interest rate that it uses in the option-pricing model on United States Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected Dividend—The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

The Company used the following weighted-average assumptions to determine stock-based compensation expense.

	2012	2013	2014
Expected volatility	55.0%	73.9%	62.4%
Risk free interest rate	1.09%	1.67%	1.82%
Dividend yield	Nil	Nil	Nil
Average expected life	6.04	6.06	5.73
Fair value of common shares	$0.36	$3.64	$8.40

The following table illustrates the classification of share-based compensation in the Consolidated Statements of Operations, which includes both stock-based compensation and restricted share-based compensation expense.

	2012 $	2013 $	2014 $
Cost of revenues	11	113	259
Sales and marketing	66	354	696
Research and development	282	1,152	2,776
General and administrative	49	147	712

	408	1,766	4,443

The Company capitalized nil, $26, and $79 of stock-based compensation as software development costs in fiscal 2012, 2013, and 2014.

16	Earnings Per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	2012	2013	2014
Basic weighted average number of shares outstanding	36,155,333	37,248,710	38,940,252
The following items have been excluded from the diluted weighted average number of shares because they are antidilutive:
Stock options	11,985,465	12,737,893	15,031,388
Restricted shares	655,285	589,990	148,314
Convertible preferred shares	20,272,835	27,159,277	27,159,277

Total excluded	32,913,585	40,487,160	42,338,979

In the years ended December 31, 2012, 2013 and 2014, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

In connection with the consummation of the initial public offering (IPO) contemplated by the Company, we have presented unaudited pro forma basic and diluted net loss per Class A subordinate voting share and Class B multiple voting share, which has been calculated assuming the creation of such classes of shares and the conversion

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

of all series of the Company’s convertible preferred shares (using the as-if converted method) into Class B multiple voting shares as though the conversion had occurred as of the beginning of the year. The Company applied the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis equally.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per Class A and Class B voting shares for the year ended December 31, 2014 (in thousands, except share and per share amounts):

Year Ended December 31, 2014
(unaudited)
Net loss	$(22,311)

Weighted average shares used to compute net loss per share attributable to Class A and Class B voting shares, basic and diluted	38,940,252
Pro forma adjustment to reflect assumed conversion of convertible preferred shares	27,159,277

Weighted average shares used to compute pro forma net loss per Class A and Class B voting shares, basic and diluted	66,099,529

Pro forma net loss per Class A and Class B voting shares, basic and diluted	$(0.34)

17	Income Taxes

The reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014 is as follows.

	2012 $	2013 $	2014 $
Loss before income taxes	(1,232)	(4,837)	(22,311)
Expected income tax recovery at Canadian statutory income tax rate of 26.51% (2012—26.51%; 2013—26.51%)	(327)	(1,282)	(5,915)
Permanent differences	119	435	1,203
Effect of change in tax rates	(69)	(163)	—
Utilization of tax credits	(30)	(93)	—
Foreign rate differential	—	(2)	(3)
Other	—	—	(43)
Increase in valuation allowance	307	1,105	4,758

Provision for income tax (recovery) expense	—	—	—

During the years ended December 31, 2012, 2013 and 2014, the reported loss before income taxes includes foreign income of nil, a foreign loss of $14, and foreign income of $14, respectively.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

The significant components of the Company’s future income tax assets and liabilities as of December 31, 2013 and 2014 are as follows.

	2013 $	2014 $
Deferred tax assets
Temporary differences on capital and intangible assets	233	606
Tax loss carryforwards	165	3,415
SR&ED expenditure carryforwards	1,074	974
Share issue costs	51	39
Investment tax credits	564	497
Lease accruals and other provisions	257	1,664

Total deferred tax assets	2,344	7,195
Valuation allowance	(1,820)	(6,578)

Total deferred tax asset	524	617

Deferred tax liabilities
Capitalized software development costs	(174)	(380)
Investment tax credits used or refunded	(350)	(237)

Total deferred tax liabilities	(524)	(617)

Net deferred tax asset	—	—

The Company has determined that it is not more likely than not that it will realize any of its deferred tax assets, and therefore a full valuation allowance has been established against the net deferred tax assets.

The Company does not have any unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2013 and 2014, there was no interest or penalties related to uncertain tax positions.

The Company files Canadian and U.S. federal and state income tax returns. The Company is not currently under audit by any jurisdiction. The Company remains subject to audit by the relevant tax authorities for the years ended 2009 through 2014.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

The Company estimates SR&ED expenditures and claims investment tax credits for income tax purposes based on management’s interpretation of the applicable legislation in the Income Tax Act (“the Act”) and related provincial legislation. These claims are subject to audit by the tax authorities. In the opinion of management, the treatment of research and development expenditures for income tax purposes is appropriate. Any difference between recorded refundable tax credits and amounts ultimately received is recorded when the amount becomes known. As of December 31, 2013 and 2014, the Company had unused non-capital tax losses of approximately $504 and $13,475 respectively, a SR&ED expenditure pool totaling $4,053 and $3,673 respectively, and investment tax credits of $639 and $532 respectively, that are due to expire as follows.

	SR&ED expenditures $	Investment tax credits $	Non-capital losses $
2030	—	—	10
2031	—	45	141
2032	—	117	262
2033	—	266	40
2034	—	104	12,419
Indefinite	3,673	—	—

	3,673	532	12,872

18	Supplemental Cash Flow Information Items

The following table presents the changes in non-cash working capital items.

	2012 $	2013 $	2014 $
Trade and other receivables	(635)	(1,196)	(3,930)
Other current assets	(213)	(725)	(414)
Accounts payable and accrued liabilities	1,289	2,314	6,010

	441	393	1,666

As of December 31, 2013 and 2014, nil and $853 of acquired property and equipment remained unpaid and in accounts payable. As of December 31, 2013 and 2014, nil and $250 of acquired intangible assets remained unpaid and in accounts payable. During the years ended December 31, 2012, 2013, and 2014 the Company capitalized nil, $26, and $79 respectively, of stock-based compensation as software development costs. During the years ended December 31, 2012, 2013, and 2014, the Company had $152, $404, and nil non-cash acquisitions of businesses respectively.

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

19	Geographical Information

The following table presents total revenues by geographic location, based on the location of the Company’s merchants.

	2012		2013		2014
	Amount $	%	Amount $	%	Amount $	%
Canada	1,853	7.8	4,101	8.2	7,729	7.4
United States	15,113	63.7	31,743	63.2	72,149	68.7
United Kingdom	2,154	9.1	4,517	9.0	7,912	7.5
Australia	1,810	7.6	3,807	7.6	6,420	6.1
Rest of World	2,783	11.8	6,084	12.0	10,808	10.3

	23,713	100.0	50,252	100.0	105,018	100.0

The following table presents the total net book value the Company’s long-lived assets by geographic location.

	2013		2014
	Amount $	%	Amount $	%
Canada	6,072	78.0	22,249	83.0
United States	1,715	22.0	4,560	17.0

	7,787	100.0	26,809	100.0

20	Acquisitions

2013 Acquisition

On July 31, 2013 the Company acquired 100% of the shares of two companies which were commonly owned, Jet Cooper Ltd., a design studio focused on user experience and website design, and Atatomic Inc., a firm of mobile application developers, in a combined purchase transaction for total consideration on closing of $1,232, consisting of cash in the amount of $828 and 96,479 common shares with a fair value of $404 determined at the date of acquisition. The fair value of the common shares was determined by the Company using an independent valuation report prepared based upon input, feedback and review by the Company’s management, in combination with market data on the acquisition date.

The acquisition established an escrow agreement upon which cash of C$468 was restricted and 289,435 shares were transferred to an escrow agent. The restrictions on the cash were lifted on July 31, 2014. The restricted shares vest evenly, on a month-by-month basis over a three-year period ending on July 31, 2016. Both the cash payment and restricted shares are contingent on the sellers’ continued employment and are therefore considered post business combination services and are accounted for as compensation expense and not part of purchase accounting. During the years ended December 31, 2013 and 2014, C$201 and C$280 of the restricted cash was released from escrow and 40,200 shares with a fair value of $168 and 118,301 restricted shares with a

SHOPIFY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000’s, except share amounts

fair value of $493 respectively were earned and have been recognized as compensation expense in the Consolidated Statements of Operations.

The total purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at July 31, 2013. The tangible assets acquired included $79 of property and equipment and $111 of contacts assets. The liabilities assumed included contingent consideration of $111 and trade payables of $389. The excess of the purchase price over the net assets acquired was recorded as goodwill in the amount of $1,542. Management determined that the goodwill generated from the acquisition was primarily attributable to the assembled workforce and is not deductible for tax purposes.

2012 Acquisition

On January 31, 2012, the Company acquired 100% of the issued and outstanding shares of Select Start Studios Inc. (S3), a firm of mobile application developers, for consideration on closing consisting of cash in the amount of $874 and 314,510 common shares with a fair value of $152 determined at the date of acquisition. The fair value of the common shares was determined by the Company using an independent valuation report prepared based upon input, feedback and review by the Company’s management in combination with market data on the acquisition date.

As part of the agreement to acquire S3, the Company entered into a compensation arrangement with the former owners of S3 whereby additional cash payments of C$1,096 were to be earned on a monthly basis over a period of three years after the acquisition date. These cash payments of C$335, C$366 and C$366 in 2012, 2013 and 2014 respectively, have been recognized as compensation expense in the Consolidated Statements of Operations. This arrangement also entitled the former owners to earn 943,610 common shares with a fair value of $456. These common shares vest monthly and are released from escrow, in accordance with the vesting agreement over a period of three years subsequent to the acquisition date. During 2012, 288,325 common shares with a value of $140 were earned, during 2013, 314,530 common shares with a value of $152 were earned, and during 2014 323,375 common shares with a value of $157 were earned. These amounts have been recognized as compensation expense in the Company’s Consolidated Statements of Operations. This additional consideration of cash and common stock was accounted for as post-acquisition consideration and was not included in the purchase price of the acquisition.

21	Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current year presentation.

22	Subsequent Events

The Company has evaluated subsequent events for financial statement purposes occurring through February 18, 2015, the date that these financial statements were available to be issued, and determined that no additional subsequent events had occurred that would require recognition in these financial statements and all material subsequent events that require disclosure have been disclosed.

             Shares

Class A Subordinate Voting Shares

PROSPECTUS

MORGAN STANLEY	CREDIT SUISSE	RBC CAPITAL MARKETS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Office Holders (Including Directors).

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•	acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

Prior to the completion of this offering, we intend to enter into new indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our officers and directors by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities issued by Shopify without registration under the Securities Act since January 1, 2012. The information presented below does not give effect to our corporate reorganization as described in the prospectus forming part of this registration statement.

Common Share Issuances

•	On January 31, 2012, Shopify issued 1,258,120 common shares in connection with the acquisition of Select Start Studios Inc. at a value of $2.1232 per common share. These shares were issued in an offshore transaction in reliance on the exemption from registration provided by Regulation S under the Securities Act.

•	On July 31, 2013, Shopify issued 385,914 common shares in connection with the acquisition of Jet Cooper Ltd. and Atatomic Inc. at a value of $4.18 per common share. These shares were issued in an offshore transaction in reliance on the exemption from registration provided by Regulation S under the Securities Act.

•	Since January 1, 2012, Shopify has granted to its employees, consultants and advisors options to purchase an aggregate of 9,806,250 common shares under its equity compensation plans at exercise prices ranging from $0.36 to $10.72 per share. The options were either issued in an offshore transaction pursuant to Regulation S under the Securities Act or pursuant to Rule 701 under the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

•	Since January 1, 2012, Shopify has issued and sold to its employees, consultants and advisors an aggregate of 2,393,559 common shares in connection with the exercise of options granted under its equity compensation plans, at exercise prices ranging from $0.12 to $5.17 per share. The shares were either issued in an offshore transaction pursuant to Regulation S under the Securities Act or pursuant to Rule 701 under the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

Preferred Share Issuances

•	On October 22, 2013, Shopify issued an aggregate of 3,443,221 Series C Preferred Shares for $10.1649 per share in connection with its Series C financing for an aggregate purchase price of approximately $35.0 million. The shares were issued in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering.

•	On November 26, 2013, Shopify issued an aggregate of 3,443,221 Series C Preferred Shares for $10.1649 per share in connection with its Series C financing for an aggregate purchase price of approximately $35.0 million. The shares were issued in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 8. Exhibits and Financial Statement Schedules.

The exhibits listed in the exhibits index, appearing elsewhere in this Registration Statement, have been filed as part of this Registration Statement.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

•	To provide the underwriters specified in the underwriting agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

•	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on                 , 2015.

SHOPIFY INC.

By:
Name: Tobias Lütke
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Tobias Lütke and Russell Jones as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each action alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Tobias Lütke	Chief Executive Officer and Director (Principal Executive Officer)	, 2015

Russell Jones	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015

Robert Ashe	Director	, 2015

Steven Collins	Director	, 2015

Jeremy Levine	Director	, 2015

Trevor Oelschig	Director	, 2015

John Philips	Director	, 2015

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the registrant and has duly caused this Registration Statement on Form F-1 to be signed by the undersigned, thereunto duly authorized, in the City of                     ,                     , on                     , 2015.

Shopify Payments (USA) Inc.

(Authorized Representative in the United States)

By:
Name: Tobias Lütke
Title: President and Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1*	Articles of Incorporation of the Registrant as in effect prior to this offering.

3.2*	Form of Articles of Amendment of the Registrant to be effective upon the closing of the offering.

3.2*	Form of By-laws of the Registrant to be effective upon the closing of the offering.

4.1*	Specimen Class A subordinate voting share certificate.

4.2*	Specimen Class B multiple voting share certificate.

5.1*	Form of Opinion of Stikeman Elliott LLP.

10.1*	Third Amended and Restated Investors’ Rights Agreement.

10.2*	Employment Agreement, dated October 15, 2010, between Shopify Inc. and Tobias Lütke.

10.3*	Employment Agreement, dated March 7, 2011, between Shopify Inc. and Russell Jones.

10.4*	Employment Agreement, dated July 15, 2011, between Shopify Inc. and Craig Miller.

10.5*	Employment Agreement, dated December 9, 2010, between Shopify Inc. and Harley Finkelstein.

10.6*	Employment Agreement, dated December 9, 2010, between Shopify Inc. and Daniel Weinand.

10.7*	Form of Indemnity Agreement between the Registrant and its officers and directors.

10.8*	Stock Option Plan.

10.9*	Fourth Amended and Restated Stock Option Plan.

10.10*	Long Term Incentive Plan.

10.11*	Payment Services Provider Agreement, dated July 22, 2013, between Stripe, Inc. and Shopify Payments (USA) Inc.

10.12*	Addendum to Payment Services Provider Agreement for Canada, dated July 22, 2013, among Stripe, Inc., Shopify Payments (USA) Inc. and Shopify Payments (Canada) Inc.

10.13*	Lease of Office Space Multi-Tenant Office Building, dated as of February 28, 2014, between Morguard Performance Court Limited and Shopify Inc.

10.14*	Lease Amendment Agreement, dated August 25, 2014, between Morguard Performance Court Limited and Shopify Inc.

10.15*	Second Lease Amendment Agreement, dated February 13, 2015, between Morguard Performance Court Limited and Shopify Inc.

10.16*	Loan and Security Agreement, dated March 12, 2015, between Silicon Valley Bank and Shopify Inc.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3*	Form of Consent of Stikeman Elliott (included in Exhibit 5.1).

24.1*	Powers of Attorney (contained on the signature pages of this Registration Statement)

*	To be filed by amendment.

**	Previously filed.